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RICHEMONT

ANNUAL REPORT
AND ACCOUNTS 2006

MONT BLANC

dunhill

Chloé

Cautionary statement regarding forward-looking statements

This document contains forward-looking statem[illegible] as that term is defined in the United States Priva[illegible] Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor doe[illegible] have any obligation to provide updates or to re[illegible] any forward-looking statements.

TRIBUTE

Dr Anton & Mrs Huberte Rupert

During the last year, the founder of the Rembrandt Group of Companies, Dr Anton Rupert, and his wife, Huberte Rupert, both passed away.

Dr and Mrs Rupert worked together and founded the original companies that later on became the Rembrandt Group of Companies and Rothmans International – he as Managing Director and his wife (unpaid, as she often reminded us) as Company Secretary. When Richemont was founded in 1988, Rothmans International was a key investment for the Group.

Throughout their marriage of sixty four years they were partners in life, both public and private.

The Group's culture was determined by their integrity and leadership.

They led by example, and we shall always miss their guidance, affection, vision and energy.


SEC MAIL
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RICHEMONT

Richemont is one of the world's leading luxury goods groups.

The Group's luxury goods interests encompass several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, Alfred Dunhill and Montblanc.

Each of the Group's brands represents a proud tradition of style, quality and craftsmanship which Richemont is committed to preserving.

The individual heritage and identity of each Maison is rigorously guarded, the designers and craftsmen being constantly challenged to keep the heritage alive through a continuous process of reinvention and innovation.

In addition to its luxury goods businesses, Richemont also holds a significant investment in British American Tobacco – one of the

Necklace from the Caresse d'orchidées par Cartier collection in white gold

FINANCIAL HIGHLIGHTS

All amounts in euros	2006	2005	
Sales	4 308 m	3 671 m	+ 17%
Operating profit	713 m	485 m	+ 47%
Earnings per unit	2.015	1.498	+ 35%
Dividend per unit	0.60	0.50	+ 20%
Special dividend per unit	0.50	0.50	–
Total dividend per unit	1.10	1.00	+ 10%

SALES (€ m)


2002 3 860
2003 3 651
2004 3 375
2005 3 671
2006 4 308

OPERATING PROFIT (€ m)


2002 482
2003 259
2004 296
2005 485
2006 713

EARNINGS PER UNIT (€)


2002 1.479
2003 1.153
2004 1.193
2005 1.498
2006 2.015

DIVIDEND PER UNIT (€)


2002 0.32
2003 0.32
2004 0.40
2005 0.50
Special dividend 0.50
2006 0.60
Special dividend 0.50

The results for the years ended 31 March 2002 to 2004 were prepared under Swiss Generally Accepted Accounting Principles ('Swiss GAAP'). The relevant Swiss GAAP figures above have been adjusted to exclude the effects of goodwill amortisation and exceptional items.

CHAIRMAN'S REVIEW



"This has been an excellent year for Richemont; we saw strong demand across all of our principal markets. Sales grew by 17 per cent to € 4.3 billion, a record for the Group."

Johann Rupert EXECUTIVE CHAIRMAN

OVERVIEW

This has been an excellent year for Richemont; we saw strong demand across all of our principal markets. Sales grew by 17 per cent to € 4.3 billion, a record for the Group. In terms of operating profit, Richemont's luxury goods businesses grew by 32 per cent to € 741 million and, excluding the impact of non-recurring gains from the results of both years, underlying operating profit would have shown growth of 47 per cent. All of our executives and employees are to be commended on the contribution that they have made to achieving these excellent results.

In addition to our luxury businesses, we have seen a strong performance from British American Tobacco ('BAT'). Before non-recurring items in both the current and prior years, Richemont's share of BAT's results increased by 10 per cent to € 544 million in the year under review.

Richemont's attributable profit for the year fell by 10 per cent to € 1 094 million, the significant improvement in trading results for the year being offset by the non-recurrence of the significant gains reported in connection with the investment in BAT in the comparative period. Excluding these significant one-off impacts, however, the Group's bottom-line result would have shown an increase of 36 per cent to € 1 130 million for the year.

Whilst Richemont received € 247 million in dividends from BAT, the luxury goods businesses have also demonstrated excellent cash generating capacity. Reflecting higher profitability and the strict control of working capital, the luxury businesses generated some € 500 million in free cash flow, after capital expenditure and taxes, during the year. As a result, the Group's net cash reserves at 31 March 2006 rose to € 884 million.

DIVIDENDS

In the light of the good results and the Group's strong financial position, the Board has decided to recommend an increase in the ordinary dividend of 20 per cent, taking it to € 0.60 per unit, and to pay a further special dividend. The proposed special dividend this year will be € 0.50 per unit, bringing the total payment for the year to € 1.10. The dividends will be paid principally by Richemont SA, Luxembourg – which will pay € 1.05 per unit – with Compagnie Financière Richemont SA paying € 0.05 per unit.



Aquamarine Fée d'Eole brooch from Van Cleef & Arpels' Pierres de caractère collection

THE MAISONS

Once again, Cartier has performed strongly. Its new jewellery lines, such as the *Caresse d'orchidées* and *Pasha* ranges, capture the spirit of Cartier and have sold well. The highlight of its year was the re-opening of the magnificent 13 rue de la Paix store in Paris, the true spiritual home of Cartier. Van Cleef & Arpels celebrates its 100th anniversary in 2006 and, having seen an excellent performance as the brand gathered momentum last year, we look forward to the current year with confidence.

The watch businesses enjoyed a very good year, with sales increasing by 22 per cent, resulting in strong growth in profitability. All of the watchmakers performed well but special praise must go to Vacheron Constantin in its 250th anniversary year and to A. Lange & Söhne and IWC, which both showed particularly strong growth over the year.

Montblanc continues to benefit from the broadening of its product ranges and the extension of its retail distribution network. Whilst writing instruments are at the heart of the Maison, leather goods and watches have become established product categories. The more recent launch of ladies jewellery has also proved to be most successful.



Products from Alfred Dunhill's Confidential collection

Over the years, Alfred Dunhill has, to some extent, lost its intrinsic character. Whilst sales are increasing and its products are highly regarded, it has lacked a clear identity and business focus. It has also suffered from significant procurement and supply chain problems.

Steps have now been taken to implement a realignment of the business, recognising the changed dynamics, which will focus on Alfred Dunhill's core business competencies in leather goods, menswear and accessories. The business is being expanded in important markets. Alfred Dunhill has moved quickly to take direct control over the distribution of its products in mainland China, for example, and has bought 30 stores from its franchise partners in key locations such as Beijing and Shanghai. Complementing the anticipated growth in Asia, the wholesale business in Europe will be expanded with a new shop-in-shop concept and steps are being taken to expand menswear product ranges. This year, Alfred Dunhill will also extend the reach of its e-commerce platform, which was successfully launched in the United Kingdom in 2005.

We will establish a sound foundation for Alfred Dunhill, which can serve as a base on which to build the business in the years to come.

Fully justifying the confidence placed in it, Chloé has had another highly successful year. Sales more than doubled as the popularity of the brand's ready-to-wear clothing, leather and accessory lines is recognised in the market.



In January 2006, the Group's head office functions relocated from central Geneva to new purpose-built premises in the nearby village of Bellevue. The new offices were designed by the renowned French architect Jean Nouvel to reflect the natural environment of the site on the shores of Lake Geneva

The new offices unite Richemont's Geneva-based staff for the first time in one location, improving internal communication and collaboration, whilst saving on rental costs

CORPORATE GOVERNANCE

In September last year, shareholders elected Mr Norbert Platt, Group Chief Executive Officer, to the Board of Compagnie Financière Richemont SA. Ms Martha Wikstrom was also appointed to the Board at that meeting.

This year, the Board have proposed two further appointments, which fall to be approved by shareholders at the Annual General Meeting. Mr Ruggero Magnoni, Vice Chairman of Lehman Brothers Inc., Chairman of Lehman Brothers International Italy and a long-time colleague, will bring further financial and commercial expertise to the Board. He has been an advisor to many of Italy's most successful companies and has built Lehman Brothers' business in that country. He is also engaged in many philanthropic activities, including Laureus Sport For Good Italy. The other nominee is Mr Jan Rupert, who has served as an executive director of Richemont SA since 2000. An engineer by training, he was in charge of manufacturing at Rothmans International prior to taking up his post as Manufacturing Director at Richemont. His biography is given on page 62 of this report.

In June 2006, Mr Ernst Verloop announced that he will not be seeking re-election to the Board of Compagnie Financière Richemont SA at this year's Annual General Meeting. Mr Verloop has served as a non-executive director since 1998 and before that he was my colleague on the Rothmans International Board. I would like to offer my personal thanks to Ernst for his trust, friendship and loyalty and for his valued contribution to the Board as well as to the Nominations and Compensation Committees.

Regrettably, Mr Leo Deschuyteneer will also not be seeking re-election to the Board of Compagnie Financière Richemont SA. Before joining our Board, Leo served as a director of Cartier Monde and the Vendôme Luxury Group.

I would like to thank him for all the wisdom and guidance, his loyalty and support over the past decades of friendship. His valued contributions as a member of the Audit Committee and the Nominations Committee will be sorely missed.

Following the move of the Richemont head office from Geneva city centre to the nearby village of Bellevue, shareholders will be asked at the Annual General Meeting to approve the formal transfer of the Company's registered office from the city itself to Bellevue.

CURRENT TRADING AND OUTLOOK FOR THE YEAR AHEAD

We have enjoyed an excellent year and I am pleased to be able to report that the first two months of the current financial year have also seen strong demand for our Maisons' products. Sales over the two months increased by 18 per cent, with strong demand seen in all regions.

We all know that the equity and commodity markets were very strong during the last financial year. However, we also realise that we always have to remain cautious about potential downturns and will try to manage your company accordingly. At this stage, it is impossible to say how the global economy may develop during the remainder of the current year and what the impact may be on demand for luxury products. Equally, having enjoyed a year of relative stability in currencies, we are monitoring closely the recent strengthening of the euro against the dollar.

We continue to see increasing demand for the Group's products in established markets as well as the growth of consumer awareness and demand for luxury products in new markets. Considerable value is placed on the traditional skills of our craftsmen whether it be in the art of fine jewellery, in watchmaking or in writing instruments. Linked to these skills, there is no substitute for the heritage and recognition that the Maisons enjoy.

Key to Richemont's values is the commitment to creativity, design and innovation. Complementing that commitment, the Group offers the infrastructure and resources to allow our managers to grow their businesses for the long-term. They, in turn, recognise that it is their duty to build the Maisons not only for tomorrow or the next year but for generations to come.

Johann P. Rupert.

JOHANN RUPERT
Executive Chairman
Compagnie Financière Richemont SA
Geneva, 8 June 2006



GROUP CHIEF EXECUTIVE OFFICER'S REVIEW



"It is my vision to shape Richemont into a simplified, streamlined holding company built on potent, independent and vertically organised operating businesses with strong support services provided by the Group."

Norbert Platt GROUP CHIEF EXECUTIVE OFFICER

We have achieved outstanding results during the year under review. Whilst it is fair to say that these results reflect the good economic environment, we should not lose sight of the fact that our businesses operate in highly competitive markets. Our competitors in the various sectors in which Richemont companies operate are also highly motivated and are very active in the marketplace. It is a tribute to the management of our Maisons that they have been able to grow the businesses so successfully during this period.

SUPPORT FOR THE MAISONS

It is my vision to shape Richemont into a simplified, streamlined holding company built on potent, independent and vertically organised operating businesses with strong support services provided by the Group.

We must create the 'Small Company Feeling' in which creativity and clear responsibility can blossom; both are key to success through product development, manufacturing and marketing. Management within the Maisons must realise, however, that this independence, the responsibility for their own bottom line and the freedom that this entails must be earned.

It is with this in mind that we introduced last year documented key performance indicators ('KPIs') for the Maisons and for regional management, which provide services to them. The KPIs avoid 'soft' commitments and allow us to manage the companies based on clearly defined goals and to reward executives according to clearly established targets.

In order for the Maisons to concentrate on what they do best – product development, manufacturing and global sales and marketing – the Richemont organisation is primarily responsible for providing efficient and transparent multi-brand services within a global distribution infrastructure.

From the Group's central IT perspective, we are building on the experience of Montblanc and extending the use of Enterprise Resource Planning ('ERP') software across the Group with the first, large-scale roll-out taking place later this year in the United States. The new ERP software will subsequently be introduced in our central distribution centre in Fribourg, Switzerland by the middle of next year.

This initiative is inevitably the start of a lengthy and intense process, which will stretch the organisation. However, once this system is in place globally, we will have significantly improved and standardised business processes across brands giving us faster access to data, thus enabling us to improve considerably our overall supply chain management.

Standardised processes will also enhance the efficiency of our product distribution and improve response time for customers throughout all our regional after sales service centres – two of the prime responsibilities of the cross-

Sales by business area


+9%
+17%
+22%
+15%

2006

Sales	*€ m*
Jewellery Maisons	2 227
Specialist Watchmakers	1 063
Writing Instrument Maisons	497
Leather and Accessories Maisons	283
Other businesses	238
	4 308

Operating result	*€ m*
Jewellery Maisons	616
Specialist Watchmakers	227
Writing Instrument Maisons	83
Leather and Accessories Maisons	(38)
Other businesses	22
	910
Corporate costs	(169)
	741

There are opportunities to further improve these regional activities and to optimise their performance. However, we have already taken steps to simplify management structures, making sales teams directly accountable to their respective brand headquarters and giving local managers greater accountability for the running of the regional shared service centres.

In addition to the regional structure, Richemont also provides a central organisation under which the Maisons can operate independently of one another whilst benefiting from the financial strength and infrastructure of the combined Group. Central support services include intellectual property management, a vital element in protection of the Group's brands, marketing support in terms of research and marketing intelligence, general legal services, Group-wide real estate planning and coordination, manufacturing and production-related services, Group human resources functions and central finance services.

RICHEMONT'S BUSINESSES THIS YEAR

Richemont has a portfolio of leading brands in its key business sectors. Cartier is recognised as the world's premier jeweller and it is the cornerstone of our luxury goods business. Cartier is complemented by Van Cleef & Arpels which, although considerably smaller, is recognised as a leader in its chosen niche at the very top of the global jewellery market. Both houses performed extremely well during the year, with their combined sales increasing by 15 per cent. Whilst Van Cleef & Arpels will celebrate its centenary in 2006, Cartier saw the reincarnation during 2005 of its historical home at 13 rue de la Paix in Paris. You will find further information on the renovation in the Cartier section of this report on page 14.





Portuguese Perpetual Calendar watches from IWC

The Specialist Watchmakers in the Group have an excellent year behind them, sales having grown by 22 per cent to € 1 063 million. Richemont's distribution infrastructure has facilitated the growth of the watch businesses, especially for those brands which historically had focused principally on European markets. IWC and Jaeger-LeCoultre in particular have benefited increasingly over recent years from the opening up of new markets, largely in the United States and in Asia. However, all of the Maisons reported double-digit growth during the year – a testimony to the appeal of their products. Vacheron Constantin benefited from the success of its 250th anniversary celebrations, which featured special limited edition models.



Montegrappa complements Montblanc in the 'Writing Instrument Maisons' segment, where sales for the year under review increased by 17 per cent to € 497 million.

Montblanc is the world's leading company in the field of prestige writing instruments and has developed its product ranges to include watches and leather goods. 2006 also sees the centenary of Montblanc, which is being celebrated around the world. A highlight of the centenary is the 'Montblanc Diamond'. Specially created for Montblanc, the diamond has 43 facets cut in the form of the Montblanc signet; it will crown all of the special centenary editions.

In recent years, our Leather and Accessories Maisons – Alfred Dunhill and Lancel – have been disappointing. Mistakes were made but are now being rectified. The Chairman is closely involved with Alfred Dunhill and, in his review, has given his personal insight on the steps being taken to bring Alfred Dunhill back to profitability.

For Lancel, we have seen a considerable improvement in performance over the last twelve months and expect to see a return to profitability for this Maison during the current financial year. Lancel has invested in flagship stores in Paris and product lines have been significantly improved; this is reflected in the good sales performance seen during the year. We have also strengthened the management team, placing emphasis on enhancing the Maison's capabilities in terms of design and styling, supply chain management and marketing and communications.


LANCEL

The principal elements of the 'Other businesses' segment today are Chloé and Purdey, together with smaller businesses and watch component manufacturing activities for third parties. During the year, we sold Hackett and the Group's interest in Old England. If we exclude turnover from these two businesses, sales for the ongoing businesses increased by 73 per cent. This is largely attributable to the excellent performance of Chloé, which built on the appeal of its ready-to-wear clothing lines to launch handbags and other leather goods lines. The potential of Chloé encouraged us to invest in developing its retail distribution and communications programme over the last two years, which has yielded superb results.

INVESTING FOR THE FUTURE

To maintain a world class organisation, we will encourage a greater exchange of views and more vigorous debate between the centre, regional teams and brand management. Our management teams within the Maisons must continue to innovate and foster creative talent to deliver products that seduce our customers. In addition, our support services must be best in class – be it in terms of legal advice, supply chain management, customer services or IT. Intrinsically, that also means that those services must be provided on an economic and market-related basis, at competitive cost.

As Mr Rupert has often said, we manage the Group with a view to developing the underlying businesses over the long term. There is no place for a short-term mindset within Richemont; we invest in individuals, in businesses and in infrastructure for the long term, not for tomorrow. The emphasis is on developing the brands in an entrepreneurial environment, growing the businesses rather than simply focusing on cost control as a means to higher profitability in the short term. Given the strengths of our businesses and the quality of our people, I see great potential to attain these objectives and for Richemont to continue to grow organically.

Richemont's businesses are amongst the world's leading companies in their respective fields. We aim to maintain and enhance these positions.



NORBERT PLATT
Group Chief Executive Officer
Geneva, 8 June 2006



Paddington line from Chloé's Fall/Winter 2006-2007 collection

Jewellery lies at the heart of Richemont. Established in 1847 in Paris, Cartier is renowned as 'the king of jewellers and the jeweller of kings', whilst Van Cleef & Arpels, the first jewellery house to open a boutique on Place Vendôme, is one of the most prestigious and exclusive names in the world of high jewellery. Van Cleef & Arpels is celebrating its 100th anniversary this year.

Cartier

Established 1847

13 rue de la Paix Paris France
Chief Executive: Bernard Fornas Finance Director: François Lepercq

www.cartier.com

Since 1847, Cartier has been synonymous with quality and authenticity. Exacting standards are amongst Cartier's founding values. They apply equally to design, the manufacturing process and the presentation of products in Cartier boutiques.

2005 was a year marked by colour and exuberance. High points included the launch of the new *Pasha* line, the *Caresse d'orchidées par Cartier* collection and the restoration of Cartier's flagship boutique at 13 rue de la Paix in Paris.

In September 2005, the high jewellery collection *Caresse d'orchidées par Cartier* was launched in New York with resounding success. The collection included spectacular sets of jewellery based on a new interpretation of a floral theme.

Cartier enjoyed strong results in both the classic and new jewellery segments with the *Himalia* collection and the *Panthère* yellow gold and *Pasha* lines amongst its successes.

In watches, the *Pasha* range was at the forefront with two launches: the *Pasha 42 mm* watch for men with new, strong proportions and the *Pasha 32 mm* ladies' watch, which also inspired a jewellery collection based on a grid pattern in gold or gold set with diamonds, encircling a mosaic of mother-of-pearl or coloured gems. Cartier also launched *Tankissime*, a new watch for ladies, available in gold or diamond pavé on a gold bracelet. The year also saw a new addition to the *Santos 100* line with an extra wide chronograph and a jewellery version set entirely with diamonds.

In December 2005, Cartier celebrated the re-opening of its historic Parisian boutique at 13 rue de la Paix with a ball in the Tuileries gardens, attended by some of Cartier's most valued customers from all over the world. The event was marked by the unveiling of thirteen unique high jewellery parures which drew their inspiration from the main themes running throughout Cartier's history as well as an exclusive collection, *13 Paix*.

A new perfume *Délices de Cartier* and a number of accessories and eyewear were introduced over the year, providing an ideal opportunity for new customers to discover Cartier.

Pasha 32 mm watch in yellow gold set with round-cut diamonds shown together with Pasha necklace







Cartier's new boutique in Aoyama, Tokyo

Diagonale de Cartier watch

Cartier continued to develop its network of boutiques worldwide through major openings and renovations in both mature and emerging markets. Cartier now has twelve boutiques in China as well as six in Russia and other CIS states, and has recently opened a striking new boutique in Aoyama, Tokyo. The careful expansion of its boutique network, together with the network of authorised retailers, enabled Cartier to maintain its strong rate of growth.

Cartier enhanced its visibility with many international events, for example the polo meetings held at Windsor, St Moritz and Dubai. In addition, pieces from the Cartier collection were exhibited in major museums throughout the world.

The exhibition of the work of Australian sculptor, Ron Mueck, at the Fondation Cartier pour l'art contemporain in Paris was extremely successful, drawing the largest number of visitors the Foundation has ever seen.

In 2005, Cartier became a founding member of the Council for Responsible Jewellery Practices, an industry-wide organisation committed to responsible business practices covering the supply chain of gold and diamonds from mine to retail distribution. This demonstrates Cartier's commitment to quality, which has been one of its fundamental values since its earliest days.

Constant innovation in the creation and communication of its products, supported by an enhanced distribution network and diligent management of the Maison were the key to Cartier's strong performance throughout the year.

BERNARD FORNAS
Chief Executive

Caresse d'orchidées par Cartier bracelet in white gold with 1 627 diamonds, 345 facetted pink sapphires and 10 rubellite drops

Cartier

On 13 December 2005, the Cartier boutique at 13 rue de la Paix re-opened its doors after an extensive renovation. This famous Parisian address, the cradle of Cartier's history since 1899, is a place where every desire and every promise seem possible – it is here that the heart and soul of Cartier reside.



Craftsmen at work in Cartier's High Jewellery workshop at 13 rue de la Paix









The essence of this legendary address comprises three inseparable entities – the Cartier boutique, the workshops and the historical archives. 13 rue de la Paix unites these three elements. This association is vital for an artisan's profession, where history nourishes today's creations, where the object cannot be separated from the workshop and where the craftsman's workbench cannot be too far from the salesman's desk.

The spirit and adventure of restoration

Under Cartier's supervision, nearly 18 months were required to carry out the boutique restoration. This ambitious project was entrusted to the Parisian architects Sylvain and François Dubuisson and covered the entire six floors of the building.

The elegant interior was inspired by a period engraving. For the area dedicated to the boutique, this involved re-establishing the succession of salons decorated with pale oak panelling and period furniture. The new boutique remains faithful to Louis Cartier's '18th century' vision and taste, a vision that belonged to his own time, blending audacity and classical elegance.

The façade, a bold move away from the norm

In 1899, Cartier chose a sumptuous black marble for his façade, a material that had never before been used for shop fronts. Traditionally, façades in the 19th century were clad in wood panels or painted and they were certainly never black. The use of marble was a bold move that created a striking effect. Today, following its restoration, this historic yellow-veined black marble has regained its original brilliance and beauty of over 150 years ago. The façade is visually stunning; further proof that Cartier, even then, was committed to exceptional quality.

Where comfort reigns supreme

The area dedicated to customers on the ground and first floors was significantly enlarged. This was a real challenge, as the space had to remain warm and inviting, to accommodate the size of the objects on display yet retain an intimate feel. The layout is faithful to the Cartier spirit of grandeur, with an abundance of spaces that are private, warm and cosy. The heart of High Jewellery excellence can be found in the jewellery workshops on the second, third and fourth floors while the legendary archives that have been carefully preserved are on the fifth and sixth floors.

13 rue de la Paix, the home of bespoke luxury

Bespoke commissions are inherent to the jewellery business. With custom-made designs a natural process at Cartier, bespoke commissions are part of the primary vocation of the Cartier house, the essence of the Maison's work. Anything is possible, as long as it reflects the Cartier spirit. Here, mystery and secrets reign. No names are given, no confidences are betrayed. Cartier, the master jeweller, delights in rediscovering traditional, often neglected skills and satisfying the clients' wildest dreams... from a jewel, to a watch, to a fragrance.

The continuing desire for Cartier is combined with its rich history, within the context of the highly personal and exclusive Cartier service. The pace of life, meeting with customers, the hallowed atmosphere that emanates from the archives, the presence of dedicated artisans concentrated on their craft — all this contributes to the quintessential spirit of Cartier.

Necklace in platinum with engraved emeralds, rubies and sapphires, a pear-cut cabochoı sapphire and teardrop emeralc

Van Cleef & Arpels





Established 1906

22 place Vendôme Paris France
Chief Executive: Stanislas de Quercize Finance Director: Burkhart Grund

www.vca-jewelers.com

A unique style, superb craftsmanship, exceptional stones and its centenary in 2006 make Van Cleef & Arpels one of the world's most outstanding jewellery Maisons today.

For Van Cleef & Arpels, the centenary celebrations were marked by the launch of the stunning *Pierres de caractère* high jewellery collection. Highly successful, the collection is a tribute to excellence. The choice of stones and the technical and creative expertise to transform them into stunning jewels is one of the unique facets of Van Cleef & Arpels.

The launch of the *Boutonnière* line, emblematic of the Maison's couture theme, and new limited editions for the iconic *Alhambra* line energised the access segment. The delightful *Secret Miroir des Eaux* watch employs the Maison's technical savoir-faire and love of transformation as a dynamic new crossover from the jewellery to the watch segment.

Renovation and new décor in New York, a new location in Moscow and new stores in Tokyo, Beijing, Taipei, Lisbon, Kiev and Almaty further strengthened the Maison's international retail presence. The legendary flagship store on Place Vendôme will be completely redesigned for a grand re-opening in Autumn 2006.

Van Cleef & Arpels' centenary of glamour and excellence will focus on an unprecedented number of creations in high jewellery, bijoux and watches, all celebrating the enduring creativity of the Maison.

Van Cleef & Arpels in Paris has established a partnership with the Jewellery division of the Ecole du Louvre in Paris. The centenary year 2006 is the graduating year for the students who have been sponsored by the Maison.

In October 2005, Van Cleef & Arpels joined the Council for Responsible Jewellery Practices to support the implementation of the Code of Practice, which will reinforce confidence in the supply chain for gold and diamonds. The company is also a member of the Board of the French Union of Jewellery, Silverware, Stones and Pearls, which is intimately involved in various ethical issues and which promotes the highly skilled savoir-faire of jewellery manufacturing in France.

The Apsara necklace featuring a magnificent Kashmir, cushion-cut sapphire weighing 29.88 carats, from the Pierres de caractère collection

STANISLAS DE QUERCIZE
Chief Executive



Secret Miroir des Eaux watch

SPECIALIST WATCHMAKERS

Richemont's specialist watchmakers represent a proud tradition of style, quality and craftsmanship. Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in 2000, have perfectly complemented Piaget, Vacheron Constantin, Officine Panerai and Baume & Mercier in this respect. Almost all of the Maisons were established during the 19th century. The exception to this is Vacheron Constantin, the world's oldest watch manufacturer, which celebrated 250 years of continuous production in 2005.

PIAGET

Established 1874

37 chemin du Champ-des-Filles Geneva Switzerland
Chief Executive: Philippe Léopold-Metzger Finance Director: Christophe Grenier

www.piaget.com


PIAGET

Possession advertising campaign

Creativity lies at the heart of Piaget. The key challenge during the year was to communicate this value through a new advertising campaign and innovative products.

The *Garden of the Senses* watches and jewellery collection plays on the five senses: sight, with precious stone mosaics; touch, with fingerprint patterns; sound, with tiny bells; smell, with rose motifs; and taste, with honeycomb settings. Launched in very limited quantities, the collection is a perfect marriage of Piaget's expertise in watchmaking and jewellery.

The *Possession* watch collection was launched to great acclaim in both Japan and Europe. The collection builds on the success of *Possession* jewellery, which has become the iconic signature product of the Piaget jewellery range.

A new advertising campaign, shot by the world-renowned French artists, Pierre & Gilles, was designed to convey the brand's audacity, originality and exuberance through a series of portraits set amid lush, extraordinary gardens. The resulting visuals are truly eye-catching and unique.

Five new boutiques were opened in 2005, bringing the total network to 43 stores. From Moscow's fashionable Stolechnikov to the world's tallest building, Taipei 101 in Taiwan, the new openings represent Piaget's commitment to unique design, flawless manufacturing and unparalleled craftsmanship.

The Piaget Altiplano XL is also available in a custom-made version

Philippe Léopold-Metzger

PHILIPPE LÉOPOLD-METZGER
Chief Executive





Rings from the Magic Reflections collection

A. LANGE & SÖHNE
GLASHÜTTE I/SA

Altenberger Strasse 15 Glashütte Germany
Chief Executive: Fabian Krone Finance Director: Beat Bührer

www.lange-soehne.com


LANGE & SÖHNE
GLASHÜTTE I/SA
MADE IN
GERMANY

Founded in 1845 and re-established 15 years ago, A. Lange & Söhne has restored its status as one of the world's most exclusive and prestigious brands in international precision watchmaking. By combining tradition, outstanding quality and exclusivity with innovation and style, the master craftsmen from the Saxon town of Glashütte live up to the Maison's claim of 'state-of-the-art tradition'.

With a series of prize-winning watches such as the *Lange 1*, the *Datograph* and the *Lange Double Split*, the company has repeatedly pushed the limits of hand-finished, mechanical watchmaking. Launched last year in a worldwide event broadcast simultaneously in 36 locations, the *Lange 1 Time Zone* also won several awards in Japan, the Middle East and Europe.

Created to commemorate the Maison's 160th anniversary, the *Tourbograph 'Pour le Mérite'* – in a limited edition of 101 pieces – is a first of its kind and combines a tourbillon using fusée-and-chain transmission with a chronograph rattrapante. In 2006, the *Datograph Perpetual*, an ingenious combination of a flyback chronograph and a perpetual calendar, and the *Richard Lange*, an elegant three-hand watch in the tradition of the Maison's observation watches from the 19th century, were premiered at the Salon International de la Haute Horlogerie in Geneva.

The distribution network for A. Lange & Söhne was extended further last year and now totals some 190 points of sale. The focus is on the strategic markets of America and Asia, which offer considerable potential. The implementation of 'Lange Corners' in points of sale is being pursued consistently to ensure a standard market presence in the retail sector. Twenty-five 'Lange Corners' have recently been set up and more are planned in the near future.

The Tourbograph 'Pour le Mérite' with unique fusée-and-chain transmission

FABIAN KRONE
Chief Executive

The Calibre L903.0 Tourbograph 'Pour le Mérite'

The fusée-and-chain transmission

Assembly of tourbillon carriage







JAEGER-LECOULTRE

Established 1833

La Golisse 8 Le Sentier Switzerland
Chief Executive: Jérôme Lambert Finance Director: François Bach

www.jaeger-lecoultre.com

The last year marked a new threshold for Jaeger-LeCoultre. The brand further extended its geographic reach and many of the Maison's new products won international awards.

Jaeger-LeCoultre achieved new heights in watchmaking with the launch of the *Master Minute Repeater Antoine LeCoultre*, a unique piece featuring groundbreaking advances in materials and engineering. The Maison continued to renew its core pillars in the classic watch collection. Applying its technical expertise, the brand set new standards in the sports watch segment with the *Master Compressor Extreme World Chronograph* and the partnership line with Aston Martin, the *AMVOX*.

The year saw greater integration of Jaeger-LeCoultre's worldwide marketing activities. The brand worked together with pioneers and leaders who share the brand's passion for excellence, namely opera director Hugues Gall, record-breaking rower Emmanuel Coindre and the Aston Martin Racing Team. Furthermore, 2006 saw the launch of an eye-catching new advertising campaign highlighting the leadership, savoir-faire and soul of Jaeger-LeCoultre. The Maison also became a partner of the prestigious Mostra de Venise film festival.

Jaeger-LeCoultre's dynamism achieved greater brand visibility and strong sales growth in every market, particularly in North America and China, and renewed demand in major European countries. The brand's high-end positioning was reinforced by strengthening the client base in existing Jaeger-LeCoultre boutiques and increasing its visibility and prestige through the opening of new boutiques in Geneva, Bangkok and New Delhi.

Since its foundation in the Vallée de Joux in 1833, Jaeger-LeCoultre has played an active role in the life of its local communities. In so doing, Jaeger-LeCoultre has gained unparalleled expertise in-house and developed a shared vision with its stakeholders. This has contributed fundamentally to defining the brand's soul and unique positioning as one of the most dynamic and innovative players in high watchmaking today.

2006 was an exciting year, but Jaeger-LeCoultre is confident that the best is yet to come.



POWER RESERVE - days
15.13.11.9.7.5.3
mNm - SPRING TORQUE
2.3.4.5.6.7.8
JAEGER-LECOULTRE
SWISS MADE

Master Minute Repeater Antoine LeCoultre – a new reference in high watchmaking featuring a chiming mechanism with extraordinary clarity and intensity of sound



JÉRÔME LAMBERT
Chief Executive



Master Compressor Extreme World Chronograph with a breakthrough shock-absorbing system created by Jaeger-LeCoultre



VACHERON CONSTANTIN

Manufacture Horlogère. Genève, depuis 1755.

Established 1755

7 quai de l'Ile Geneva Switzerland
Chief Executive: Juan-Carlos Torres Finance Director: Nathaly Pic

www.vacheron-constantin.com



The Tour de l'Ile watch, winner of the Grand Prix de l'Horlogerie de Genève

Founded in 1755, Vacheron Constantin is the oldest watchmaking company in the world. The celebrations for the company's 250th anniversary of uninterrupted production allowed Vacheron Constantin to enter a new quarter millennium with complete confidence.

The events to celebrate the 250th anniversary resulted in unprecedented growth and marked an important stage in the development of the company. Significantly raising awareness of the brand, they provided a platform for the company to demonstrate its talent for the creation and development of exceptional pieces. The best evidence of this is the commemorative pieces that have won numerous prestigious prizes, including the Grand Prix de l'Horlogerie de Genève for the *Tour de L'Ile*, the most complicated wristwatch produced in a limited edition of seven pieces, which bears the prestigious 'Poinçon de Genève' emblem. The entire production of these pieces sold out rapidly.

In 2005, a new *Malte Tonneau Dual Time* was launched and for ladies, the *Collection Egérie*, featuring a gold wristband, as well as the *Duchess Kalla* with 841 diamonds weighing over 58 carats.

Vacheron Constantin has more than doubled the number of its own exclusive boutiques, inaugurating Ningbo, Anshan, and Chengdu in China, Singapore, Kuala Lumpur, Kiev, Moscow and Dubai during the year. This brought the total number of outlets to 15. A new communication campaign and a reference book, 'Secrets of Vacheron Constantin', have been launched in the 70 countries where the brand is present.

Vacheron Constantin begins a new quarter millennium in excellent shape. In the coming year the company will continue to invest in its manufacturing activities, focusing on movement research and development; the retail expansion will also continue, with a particular focus on Russia, the United States and China.

JUAN-CARLOS TORRES
Chief Executive



VACHERON CONSTANTIN
GENÈVE

Les Cabinotiers Skeleton Minute Repeater Platinum

OFFICINE PANERAI
FIRENZE 1860

Established 1860

Piazza S. Giovanni 16R Palazzo Arcivescovile Florence Italy
Chief Executive: Angelo Bonati Finance Director: Giorgio Ferrazzi

www.panerai.com

Founded in Florence in 1860, Officine Panerai has a long heritage of developing precision instruments, including its famous underwater watches for the Italian Navy.



Detail of the Panerai P2002 movement

Since its acquisition by Richemont in 1997, Officine Panerai has established for itself a position as a leader in the sports watch segment, becoming the point of reference for oversized watches with a high level of technical sophistication.

A prestigious history and a propensity for technical and aesthetic innovation are the key factors in Panerai's success. Officine Panerai represents outstanding values, acknowledged by watch specialists and collectors alike.

In 2005, Panerai opened its fifth boutique, located in Beverly Hills, Los Angeles. The commercial success of this boutique has been remarkable and confirms the extraordinary potential of Panerai in the United States. Boutiques in other geographic areas continue their double-digit sales growth and the move into the Chinese market is producing excellent results.


60 TACHYMETER
65
400
12
LUMINOR
Rattrapante
1950
20
10
200
180
PANERAI
6
160
140

Luminor 1950 Chrono Rattrapante

From a product viewpoint, another important step has been taken with the presentation of a new Panerai in-house movement: a concentration of advanced technology expressing quality and reliability. This movement was launched as a special edition with a *Radiomir* case. As a further development of the current range, the chronograph family has been strengthened and two functions have been launched – the *Rattrapante* and the *Flyback*. These movements are available in both the *Luminor 1950* case and the *Radiomir 45mm* case. The response to these watches from the market has been extremely favourable.

A special edition of the *Chrono 1950 Submersible* has been created, bearing the signature of Sylvester Stallone. A charity has been set up around this watch and a percentage of the proceeds from the sale of this model will be donated to the Heart of a Child Foundation in California.

ANGELO BONATI
Chief Executive

IWC

INTERNATIONAL WATCH CO. SCHAFFHAUSEN
SWITZERLAND, SINCE 1868

Established 1868

Baumgartenstrasse 15 Schaffhausen Switzerland
Chief Executive: Georges Kern Chief Financial Officer: Matthias Schuler

www.iwc.com

IWC Schaffhausen, founded in 1868, can look back on an extremely positive year; it strengthened its position in European markets and recorded significant growth in Asia and the USA.

The launches of new products were very well received by the markets. The celebrated comeback of the legendary classic watch, the *Ingenieur*, took place on the 50th anniversary of its original success story. Furthermore, the legacy of the American founder of IWC, Florentine Ariosto Jones, has been revived in the *Portuguese F. A. Jones* model. The launch in early 2006 of new models of the *Pilot's* watches, the *Classic* and the *Spitfire*, as well as the special edition *Antoine de Saint-Exupéry*, was an additional highlight. With the links to the famed, elegant Royal Air Force fighter aircraft, the Spitfire, and to the poet and pilot, Antoine de Saint-Exupéry, IWC underlined its unique history and tradition of building *Pilot's* watches.

To further increase international awareness of the brand, IWC launched a new advertising campaign. Focusing on technology and engineering, IWC emphasised its key values with characteristic style. In addition, as a principal sponsor, IWC strongly supports the Laureus World Sports Awards. The involvement with the Laureus Awards and the Laureus Sport For Good Foundation has opened another door for IWC. The company will use this platform to help raise awareness of Laureus' ambitious vision worldwide and also to demonstrate its commitment to responsible business practices.

2005 saw the opening of IWC's boutique on Zurich's Bahnhofstrasse, one of the world's most exclusive shopping destinations. This prestigious location reinforces the brand's presence in Switzerland, its home market. The opening of the new production building, located adjacent to the original workshops in Schaffhausen, equips IWC admirably for the future, as the optimised manufacturing facility further strengthens the Maison's international competitiveness.



GEORGES KERN
Chief Executive


IWC
MON 25
SCHAFFHAUSEN

The Pilot's Watch Spitfire Chrono-Automatic in stainless steel with brown crocodile leather strap

BAUME & MERCIER
GENEVE · 1830

Established 1830

50 chemin de la Chênaie Bellevue Geneva Switzerland
Chief Executive: Michel Nieto Finance Director: Jean-Baptiste Dembreville

www.baume-et-mercier.com



Riviera XXL chronograph

2006 was a dynamic year for Baume & Mercier. Classic timepieces from the brand's past continued to evolve in terms of design. The legendary Riviera, first introduced in 1973, was relaunched in 2005 with a fresh, contemporary styling as the Riviera XXL chronograph.

Preserving the line's original design aesthetics of the famous 12-sided case, Baume & Mercier's design studio skilfully merged the concept with a 43mm diameter case mounted on a rubber strap, giving the watch a powerful personality.

Amongst its many new products, the Maison saw the creation of an innovative ladies' timepiece: The Diamant – a contemporary product, created by the in-house design studio. Achieving best-seller status within the year, the Diamant watch successfully fulfilled its challenge of appealing to the active modern woman.

In the series of revisited classics, the *Classima Executives* took on a retro allure to celebrate the brand's 175th anniversary. Drawing inspiration from a Baume & Mercier mono-pushbutton chronograph from 1948, the *Classima Executives* retro chronograph offers a vintage spirit thanks to oval-shaped pushbuttons and a generous sized crown as well as tachometer and telemeter functions.

In terms of communication, Baume & Mercier launched its new international advertising campaign 'Baume & Mercier & Me' in September 2005 with ambassadors Meg Ryan and Kiefer Sutherland. At the heart of this campaign lies the support of Baume & Mercier and the two stars for five different charities which support diverse humanitarian causes – a campaign supported by down-to-earth personalities with genuine values.

The brand is currently enjoying strong growth in the United States and Latin America experienced increased business activity in 2005. Baume & Mercier also made its official commercial entry into China in 2005. To celebrate the brand's entrance into this promising new market, a glittering launch in Shanghai was held in the presence of over 1 200 guests in November 2005.

MICHEL NIETO
Chief Executive



Classima Executives large model in steel with chronograph function, telemeter and central tachometer

Montblanc is one of the world's best-known international luxury brands. Its famous 'white star' symbolises the brand's dedication to high quality materials and master craftsmanship as well as being a distinctive design. Established in 1906, Montblanc is celebrating its 100th anniversary this year.

Montegrappa, the oldest Italian manufacturer of prestige writing instruments, is appreciated and sought out by connoisseurs and collectors worldwide.

MONT
BLANC

Established 1906

Hellgrundweg 100 Hamburg Germany
Joint Chief Executives: Lutz Bethge & Wolff Heinrichsdorff Finance Director: Roland Hoekzema

www.montblanc.com


Soulmakers for 100 years!

Montblanc celebrates its centenary in 2006

For 100 years, Montblanc has combined traditional craftsmanship with innovation, creating products of timeless beauty. Montblanc products embody all the passion and dedication of Montblanc's master craftsmen, imbuing them with an indefinable essence – the Montblanc soul.

To celebrate the company's 100th anniversary in 2006, the Maison has created a new patented diamond cut with 43 facets in the form of the company's signet. The Montblanc Diamond pays tribute to the summit of Mont Blanc as a symbol of the highest standards of perfection and aesthetics and is the crowning glory of the limited anniversary editions of writing instruments, timepieces and accessories.

Whilst expanding its core business of luxury writing instruments, Montblanc has, in recent years, successfully diversified further into watches, jewellery and leather. Reflecting the growing interest of female customers in the brand, Montblanc has also embarked on a strategic mission to create products especially dedicated to women.

The special edition *Greta Garbo* pays tribute to the film star's charismatic, glamorous personality and is the first fountain pen range especially designed for the elegant woman of today. All three models in the range enjoyed excellent sales.

The launch of Montblanc's female silver jewellery marked another highlight of the year. Comprising three innovative collections available in Montblanc boutiques and selected jewellers, these are a genuine affirmation of contemporary design and timeless refinement. To signal Montblanc's arrival in this segment of the luxury industry, the introduction of the product line was supported by a new global advertising campaign, high profile launch events and extensive press coverage.

At the Salon International de la Haute Horlogerie 2006, Montblanc presented a collection of exciting new watches, all handcrafted at Montblanc's own manufacturing site in Le Locle, Switzerland. Bringing together classic design, exquisite materials and flawless functionality, the *Star XXXL Chrono GMT Automatic* in 18K red gold is a chronograph for a sophisticated lifestyle in the tradition of Swiss watchmaking excellence.

Montblanc's leather business reported strong double-digit growth, benefiting from new styles, colours and materials in large leather goods, in particular in the redesigned *Meisterstück* range.







Montblanc 100 Years Meisterstück Solitaire Granite 1906 Edition

Pieces from Montblanc's female silver jewellery collection

Montblanc Star XXXL Chronograph GMT Automatic Red Gold



The Greta Garbo 100th anniversary edition fountain pen – in honour of a charismatic, glamorous personality

The Maison's presence has grown exponentially around the world. An important step to secure future growth was the establishment of its own subsidiary in China in September 2005 – one of the first retail licences granted to an international luxury brand. Montblanc has also begun the careful redesign of selected boutiques. The recently opened flagship boutique in Barcelona as well as openings in strategic locations such as Moscow, Dubai and Miami have extended Montblanc's exclusive retail network. The financial year recorded strong growth for Montblanc in all geographic regions, with particularly good development in Asia, the Middle East and the Americas.

Due to the growing interest in limited editions and writing jewels, the production facilities in Hamburg have been redesigned to accommodate better the 'Artisan Atelier' – the home of Montblanc's master craftsmen and all of its limited edition and jewellery products.

LUTZ BETHGE
Joint Chief Executive

WOLFF HEINRICHSDORFF
Joint Chief Executive

1912

Montegrappa

Established 1912

43-45 Via Ca' Erizzo Bassano del Grappa Italy
Chief Executive: Sergio De Bon Finance Director: Paolo Valente

www.montegrappa.com



The Dragon 10 Years Anniversary special limited edition

Montegrappa is the Italian luxury writing instruments brand. Last year the company concentrated its efforts on the brand's two target groups – collectors and elite consumers – with great success.

Conceived for collectors, *The Dragon 10 Years Anniversary* special limited edition and *Eternal Bird* limited edition mark a decade of *The Dragon* concept. The collection celebrates the brand's history and recognises its global reputation. Both are created using a die-casting method, an ancient jewellery technique that originates from a handmade sculpture.

The Dragon 10 Years Anniversary special limited edition is even more precious than the original historical collection and features black and white diamonds on a 18K gold sculpture of a dragon. *Eternal Bird* is inspired by the myth of the Phoenix and includes a silver, gold and diamond version.

To satisfy its high-end elite market, the brand created *Miya Argento*, a more sophisticated interpretation of *Miya*, Montegrappa's bestseller. *Miya Argento* marries together all the brand values of creativity, design and precious materials.

Complementing Montegrappa's original boutique in Hong Kong, June 2005 saw the opening of a boutique in Moscow, catering to the expanding number of collectors and aficionados in Russia.

In addition, Montegrappa's historical home in Bassano del Grappa was refurbished, paying particular homage to the brand's traditional roots in manufacturing.



SERGIO DE BON
Chief Executive



Miya Argento combines silver and celluloid, eleganc and originality. Cap and nib section in sterling silver decorated with an elegant engraved pattern. A new celluloid ring under the clip recalls the colour of the boc and underlines the '1912' log

LEATHER AND ACCESSORIES MAISONS

Leather and accessories have been an integral part of Alfred Dunhill's activities since the brand's establishment in 1893, coinciding with the dawn of the motor car era. Alfred Dunhill saw this as an opportunity and converted his father's business from the manufacture of horse carriage fittings to motoring accessories. That business formed the basis of Dunhill's international presence today.

Established in 1876, Lancel has been developed into an international luxury brand by generations of craftsmen. Today it offers a wide range of luggage, handbags, small leather goods and other accessories.

dunhill

LONDON

Established 1893

50 Jermyn Street London United Kingdom
Chief Executive: Christopher M. Colfer Finance Director: Andrew Merriman

www.dunhill.com

Since 1893, Alfred Dunhill's strength has been built on the founding principles of creating innovative and functional products, crafted from the very best materials and manufactured to the highest standards.

The renewed dedication to these original beliefs, allied to a focus on leather goods and menswear, will enable the brand to maintain its position as the ultimate destination for men's luxury goods.

Alfred Dunhill's long-term commitment to leather goods continues to drive growth, with retail sales increasing by some 25 per cent compared to the prior year. The year saw the launch of four new leather goods collections, which expanded and enhanced the brand's offering in both the formal and casual segments. The successful launch of the casual *Motorities* leather goods collection, which has grown to become the brand's second strongest range in terms of retail sales, typifies Alfred Dunhill's commitment to functional design.

In menswear, the company's new creative philosophy of a timeless, classic, smart casual approach, especially in outerwear, forms the basis of a strategic repositioning of Alfred Dunhill menswear. This renewed focus has begun strongly and is reflected in the higher retail sales worldwide.



Custom-made briefcase in beige crocodile leather



Sidecar red resin fountain pen

Although the hard goods category continued to develop, the business suffered due to delivery shortfalls in writing instruments. The rectification of these problems means this category can look forward to improved performance in the coming year. Timepieces also suffered from supply chain delays.

The year under review was a key time to implement some critical organisational changes within Alfred Dunhill, specifically across Europe and Asia. By providing a clear structure to correspond with and support the considerable challenges that lie ahead, the brand has now created the necessary platform for long-term growth.

The Maison was also proud to announce the agreement of a joint venture in China with its single biggest franchise partner. Effective from April 2006, the brand has taken full control of a significant number of key Alfred Dunhill stores across China. In October 2005, the company successfully launched its e-Commerce site, serving the UK market. In 2006 Alfred Dunhill's e-Commerce activities will be expanded to the United States, Europe, Asia Pacific and Japan.

This was the fifth year of the exclusive *Dunhill links championship*, the world's most celebrated pro-am golf tournament. On a different sporting front, the momentous Ashes victory of the England cricket team brought the brand extra exposure as the official supplier of the players' off-pitch uniform.

April 2006 saw the launch of Jude Law as the face of Alfred Dunhill in an advertising campaign exclusively for Japan, China and the Asia Pacific markets. This two-year collaboration with a global style and film icon will spearhead the brand's strategy to raise Alfred Dunhill's profile and attract a younger consumer.

CHRISTOPHER M. COLFER
Chief Executive

Stone cotton Cricket sweater

A selection of gifts in matt alligator leather

Alfred Dunhill's A-centric timepiece






A DUNHILL
LONDON

LANCEL
PARIS

Established 1876

8 place de l'Opéra Paris France
Chief Executive: Marc Lelandais Finance Director: Anne-Sophie Rataux
www.lancel.com


LANCEL

Advertisement featuring luggage from the Laure Manaudou collection

The year was marked by the opening of Lancel's new flagship store on the world's most beautiful avenue, the Champs-Elysées in Paris. The Lancel Champs-Elysées store is a concept store of unprecedented scope; it is an invitation to rediscover the brand in contemporary surroundings, reflecting the brand's ambitions to reposition itself.

The recent rejuvenation process has added a fashion twist to the brand's lines and given a new impetus to the expansion of the product range. 2006 saw the launch of new fashion collections as well as the launch of new takes on vintage products, which have boosted sales worldwide.

Significant growth in wholesale distribution was seen in France, ensuring a solid market presence in the retail sector and confirming the brand's return to the limelight in its home territory. In the international market, Lancel maintained its double-digit growth in the Asia Pacific region and pursued its expansion policy, opening a store in St Petersburg and new 'shop-in-shops' in major Japanese department stores.

Communication was reinforced with the launch of a global partnership campaign featuring world swimming champion and French Olympic medallist Laure Manaudou, who perfectly expresses Lancel's values of chic femininity, charm and excellence.

The rebirth of the brand will continue with a focus on accelerating the roll-out of Lancel's new modern image and enhancing awareness of the brand through a new global advertising campaign. Renewed creativity, improved product development and supply chain processes and investment in people are all key factors that will ensure that the company is perfectly positioned to keep pace with an ever-changing world and to realise its ambitions for a new Lancel.

MARC LELANDAIS
Chief Executive


LANCEL

Lancel's new flagship store on the Champs-Elysées

Chloé offers an exciting combination of tradition linked to contemporary styling and particularly appeals to a younger clientele.

One of the world's leading gun and rifle makers, Purdey has been granted a Royal Warrant of Appointment by every English monarch from Queen Victoria to Queen Elizabeth II.

Chloé

Established 1952

54-56 rue du Faubourg Saint-Honoré Paris France
Chief Executive: Ralph Toledano Finance Director: Sophie Macieira-Coelho
www.chloe.com

Ever faithful to its artistic heritage and with its essential femininity and romanticism, Chloé is evolving towards a confident and personal style – fresh, sensual, unique and avant-garde.

Over the last year, the company has seen significant growth across all product lines: 'Chloé prêt-à-porter', 'See by Chloé', leather goods and shoes. Annual sales more than doubled overall, with similar rates of progress in each of its markets: Europe and the Middle East, Japan, Asia Pacific and North America.

The performance of leather goods was outstanding, driven by such 'star' products as the *Paddington* bag and its more recent rival, the *Edith* bag.

The company has further extended its network of Chloé boutiques with the opening of 17 new points of sale including a second boutique in Paris as well as new stores in Tokyo, Costa Mesa, Kuwait, Taipei, Bangkok, Beijing and Shanghai.

The expansion of the range of products is a key element in the company's growth. In 2006, a licensing contract was signed for prescription glasses and sunglasses.

Communication campaigns have been considerably stepped up: the level of advertising has increased significantly, while the opening of new boutiques has created opportunities for the brand to host some prestigious and spectacular events.

The year also saw developments within the company. Teams have been strengthened to ensure that growth can be sustained in the long term. These investments will provide a solid foundation upon which to continue the exceptional development of Chloé.



RALPH TOLEDANO
Chief Executive



Edith bag from the Fall/Winter 2006-2007 collection

Dress from the Spring/Summer 2006 collection

PURDEY

Established 1814

Audley House 57-58 South Audley Street London England
Chief Executive: Nigel Beaumont Finance Director: Marion Shaw

www.purdey.com

James Purdey, the elder, established his business in 1814. Almost from the outset he was widely recognised as the finest gunmaker in London, an innovator with an uncompromising approach to quality. Purdey continues this proud tradition today and is acclaimed as one of the leading producers of fine sporting guns and rifles in the world.

As part of Richemont, Purdey has been able to invest in and benefit from significant advances in the use of technology. By integrating technology with the high level of craft skills maintained by the company, Purdey has been able to continually raise its worldwide reputation for building the finest guns and rifles. With excellence of fit and finish paramount in all aspects of the complex pieces it makes, Purdey has also been able to expand production while improving efficiency and margins.

Many of the products offered are unique and truly bespoke with the product range expanding to meet customers' needs. Purdey is growing its presence in the most prestigious speciality stores in Europe and the United States, with the coming year seeing further wholesale expansion in these key markets.

Nigel Beaumont

NIGEL BEAUMONT
Chief Executive





The Long Room at Audley House

A traditional rose and scroll engraved Purdey side-by-side gun with extra set of barrels



A Purdey 12-bore side-by-side with game scenes and large scroll engraving

The addresses stated in each section of the preceding Brand Review represent the patrimonial home of each Maison and are not necessarily the legal registered office in each case

During the year under review, considerable progress has been made in formalising the Group's approach to Corporate Social Responsibility ('CSR').

Richemont believes that businesses should operate in a responsible and sustainable manner. The global community today expects companies to operate in a manner which recognises the interests of stakeholders other than simply their shareholders.

Being a good corporate citizen requires that businesses recognise the importance of environmental issues, play an active role in the communities in which they operate and act in a fair and responsible manner vis-à-vis business partners and customers.

Richemont's Maisons produce prestigious products of high worth. The attraction of the products is built, in part, on the heritage and reputation of the Maisons, which in many cases has been built up over centuries. Richemont is not willing to see the reputations of its Maisons debased and has therefore established a formal CSR framework, which Maisons are required to adhere to. This framework is embodied in the Richemont Code of Business Ethics and the Group's Corporate Social Responsibility Guidelines. The framework has been implemented after a consultation period involving all of the businesses in the Group. That process and the related review of CSR compliance within the Group brought forth constructive input from the Maisons.

On the broader front, businesses in the jewellery supply chain, from mining houses through to manufacturers and retailers, have become increasingly aware of the need for the sourcing of raw materials to be more closely monitored.

In terms of diamonds, the industry has in recent years implemented the Kimberley process; this is designed to ensure that 'conflict' diamonds from war zones do not enter the supply chain. Through a comprehensive system of certification, the process has effectively limited the supply of funds to factions engaged in civil wars and unrest, often in Africa, in exchange for diamonds.

Attention is now turning to attempts to ensure that gold entering the supply chain for jewellery production is only sourced from environmentally and socially responsible mining operations. Cartier is a founding member of the Council for Responsible Jewellery Practices ('CRJP'), which was established in May 2005 to respond to the challenges related to the sourcing of gold and diamonds. Both Van Cleef & Arpels and Piaget have also joined the project. Although the gold supply chain is significantly more complex than that for diamonds, the CRJP participants are implementing procedures which will provide manufacturers, retailers and customers with reassurance that the gold entering the supply chain has been sourced without doing harm to the environment or to communities in the areas where mining takes place.



Laureus World Sports Academy members, Steve Waugh and Kapil Dev, with young Sri Lankan cricket prospects on the Seenigama Sports Programme, December 2005

THE LAUREUS SPORT FOR GOOD FOUNDATION

Richemont is a founding patron of the Laureus organisation. Laureus comprises the Laureus World Sports Awards, the Laureus World Sports Academy and the Laureus Sport for Good Foundation. Collectively, these three elements celebrate sporting excellence and harness the power of sport to promote social change.

Laureus celebrates the power of sport to bring people together as a force for good. The challenge of delivering its objective is substantial and there is still much work to be done. However, the steady, consolidated growth of the movement has been greatly assisted by the support of the Laureus Founding Patrons, Richemont and DaimlerChrysler, their appointed brands IWC and

Mercedes Benz, the Laureus Academy and an increasing number of international advocates. Laureus' ultimate vision is that 'Sport has the power to change the world'.

The Foundation's year was characterised by continued growth both in the number and range of projects supported by the movement.

The Laureus Sport for Good Foundation uses the power of sport to address social issues by funding and promoting a worldwide programme of community development projects, each using sport as the tool for social change.

The number of children involved in programmes supported by the Laureus Sport for Good Foundation since its start in 1999 rose to over 140 000 and the total number of projects receiving support rose from 37 to 39.

During the year, the Laureus Sport for Good Foundation began its support of the Seenigama Sports Programme near Galle, Sri Lanka, in response to the Tsunami of December 2004. The project seeks to assist in reconstructing local communities over the coming years through the organisation of coordinated sporting activities including volleyball, cricket, badminton, swimming, football, cross-country running and table tennis in the villages worst affected by the disaster.

The Federazione Wheelchair Hockey project, supported by the Fondazione Laureus Italia, assists 160 children and young adults each year to play wheelchair hockey and organise activities and training workshops for managers, coaches and umpires. It received funding from Laureus in 2005 and is the first project supported by the Laureus Foundation in Italy.

The range of social issues tackled by the Laureus Sport for Good Foundation worldwide included AIDS awareness, drug and alcohol abuse, gangsterism, physical abuse, mental health problems, depression, discrimination, at-risk youth, the plight of child soldiers in war zones, landmine risk, armed violence, peace and reconciliation, environmental issues and disaster clean-up.

The Laureus Foundation continued its media activities during the period, producing a newsletter and footage of Foundation activities which aired during the Laureus World Sports Awards ceremony. Laureus Academy members visited six projects during the year to raise international awareness of the social issues addressed by the movement and to inspire its children. Academy members visited projects in Bosnia, Sri Lanka, South Africa, Australia and Hong Kong.

During the year, a full-time Global Director was appointed for the Laureus Sport for Good Foundation which extended its involvement with its Founding Patrons and Partners.

In 2005, IWC raised over € 400 000 for the movement, to support global projects and national foundations by creating a *Portuguese Chrono-Automatic Edition Laureus Sport for Good Foundation* watch, engraved on the back with a drawing which won the international Laureus Foundation and IWC drawing competition. The drawing was produced by one of the children at the Mathare Youth Sports Association project in Kenya (a previous nominee for the Nobel Peace Prize), which has been supported by the Laureus Sport for Good Foundation since 2000.

Laureus is playing a part in harnessing sport's power to deliver positive social change. The Laureus Sport for Good Foundation has achieved a great deal in its seven-year history and it is continuing to grow strategically and professionally, in the scope and effect of its projects and the managed growth of its national foundations, based on a sound business model and the support of its corporate patrons, partners and supporters. However, the movement is still small and in its early years and there is much more that sport can do and that Laureus can achieve.


LAUREUS SPORT FOR GOOD FOUNDATION & IWC
3168405
0001/2000

Portuguese Chrono-Automatic Edition Laureus Sport for Good Foundation watch from IWC Schaffhausen

SUMMARY RESULTS

Financial highlights

- Sales increased by 17 per cent to € 4 308 million.
- Underlying operating profit from the luxury goods businesses, excluding non-recurring net disposal gains, increased by 47 per cent to € 713 million. Including non-recurring items, operating profit increased to € 741 million.
- Underlying net profit attributable to unitholders, including the Group's share of the results of British American Tobacco before non-recurring items, increased by 36 per cent to € 1 130 million. Including the significant impact of non-recurring items in both years, net profit attributable to unitholders declined to € 1 094 million.

	March 2006			March 2005		
	Underlying € m	Non-recurring items € m	IFRS € m	Underlying € m	Non-recurring items € m	IFRS € m
Sales	4 308	–	4 308	3 671	–	3 671
Operating profit	713	28	741	485	76	561
Net profit – parent and subsidiaries	586	22	608	338	76	414
Share of post-tax profit of associates	544	(58)	486	493	305	798
Net profit attributable to unitholders	1 130	(36)	1 094	831	381	1 212
Earnings per unit – diluted basis	€ 2.015	–	€ 1.951	€ 1.498	–	€ 2.185

Transition to IFRS

The results for the year ended March 2006 have been prepared under International Financial Reporting Standards ('IFRS'). Accordingly, the comparative figures have been restated to conform with IFRS. A reconciliation of the March 2005 comparative figures under Swiss GAAP ARR as previously reported to the IFRS figures was published in October 2005 and is presented in note 36 of the Consolidated Financial Statements.

Sales and operating profit

Sales at the Group's jewellery Maisons, Cartier and Van Cleef & Arpels, increased by 15 per cent and the specialist watchmaking division reported particularly strong growth of 22 per cent.

Excluding non-recurring net disposal gains in both periods, underlying operating profit from the Group's luxury goods businesses increased by 47 per cent to € 713 million. Gains on the disposal of Hackett and on the sale and leaseback of a retail property resulted in operating profit for the year increasing to € 741 million.

British American Tobacco ('BAT')

Excluding the impact of non-recurring items from both periods, the Group's equity accounted share of the post-tax profit of BAT increased by 10 per cent to € 544 million. Including such non-recurring items reported by BAT in both periods – in particular the very significant gain made on the restructuring of its operations in the United States in the prior year – the Group's share of BAT's earnings fell by 39 per cent to € 486 million.

Net profit attributable to unitholders

Attributable net profit, including the results of Richemont's luxury goods business and the Group's share of the results of BAT, declined by 10 per cent to € 1 094 million. The positive underlying trend in both the luxury business and BAT's results was offset by the non-recurrence of the significant gains reflected in the prior year, largely linked to the interest in BAT. On an underlying basis, excluding the impact of non-recurring items from both periods, attributable profit increased by 36 per cent to € 1 130 million.

SALES AND OPERATING PROFIT

	March 2006 € m	March 2005 € m	
Sales	4 308	3 671	+ 17 %
Cost of sales	(1 588)	(1 415)	
Gross profit	2 720	2 256	+ 21 %
Net operating expenses	(1 979)	(1 695)	+ 17 %
Selling and distribution expenses	(1 000)	(893)	+ 12 %
Communication expenses	(503)	(414)	+ 21 %
Administration expenses	(509)	(468)	+ 9 %
Other operating income	33	80	– 59 %
Operating profit	741	561	+ 32 %

Sales increased by 17 per cent to € 4 308 million, with strong growth throughout the period in all major product areas and in all regions.

The gross margin percentage increased by some two percentage points to 63.1 per cent, reflecting changes in the product and distribution mix, as well as higher utilisation rates in manufacturing. As reported in the interim report, the gross margin percentage also increased as a consequence of inventory provision releases due to changes in estimates linked to the introduction of IFRS during the first six months of the year. The increase in sales and the improved margin percentage led to a 21 per cent increase in gross profit to € 2 720 million.

Net operating expenses increased by 17 per cent, primarily due to increases in selling and distribution expenses and communication costs. Communication costs increased by 21 per cent reflecting higher levels of investments by all the Maisons. However, as a percentage of sales, communication costs were just 0.4 percentage points higher at 11.7 per cent. Compared to the prior period, administration expenses also increased albeit to a lesser degree. Net operating expenses included stock option charges amounting to € 36 million (2005: € 31 million), reflecting the introduction of IFRS 2 *Share-based Payment.*

Other operating income for the year under review included the following non-recurring gains: € 11 million relating to the disposal of the Hackett subsidiary in June 2005 and € 19 million primarily relating to a Cartier asset sale-and-leaseback transaction. The total of these and other items amounted to a net gain of € 28 million. In the comparative year, the partial disposal of a 0.6 per cent interest in British American Tobacco ordinary shares gave rise to a gain of € 76 million reflected in other operating income of € 80 million.

Operating profit increased by 32 per cent to € 741 million. Excluding the net non-recurring gains described above, the underlying operating profit from the Group's luxury businesses increased by 47 per cent to € 713 million, compared to € 485 in the prior year and the operating margin increased by 3.4 percentage points to 16.6 per cent.

ANALYSIS OF SALES AND OPERATING RESULTS BY BUSINESS AREA

Sales and the operating results of the Group's main areas of activity were as follows:

	March 2006 € m	March 2005 € m	
Sales			
Jewellery Maisons	2 227	1 938	+ 15 %
Specialist Watchmakers	1 063	870	+ 22 %
Writing Instrument Maisons	497	424	+ 17 %
Leather and Accessories Maisons	283	259	+ 9 %
Other Businesses	238	180	+ 32 %
Total sales	4 308	3 671	+ 17 %
Operating results			
Jewellery Maisons	616	456	+ 35 %
Specialist Watchmakers	227	145	+ 57 %
Writing Instrument Maisons	83	58	+ 43 %
Leather and Accessories Maisons	(38)	(41)	+ 7 %
Other Businesses	22	2	–
	910	620	+ 47 %
Corporate costs	(169)	(59)	+ 186 %
Central Support Services	(154)	(132)	+ 17 %
Other operating income/(expense)	(15)	73	–
Operating profit	741	561	+ 32 %
Further analysed as follows:			
Underlying operating profit from luxury business	713	485	+ 47 %
Non-recurring items – luxury business	28	–	–
Operating profit from luxury business	741	485	+ 53 %
Gain on partial disposal of interest in BAT	–	76	–
Operating profit	741	561	+ 32 %

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as 'Jewellery Maisons'. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating result for that segment. Further information regarding the Maisons' business development during the year is presented on pages 11 to 35 of this report.

Following the introduction of IFRS 2 *Share-based Payment*, charges for stock options have been allocated, in both periods, to operating costs within the relevant business areas and central support services.

Jewellery Maisons

With double-digit growth in all regions, jewellery Maisons sales increased by 15 per cent. During the year, Cartier successfully launched several new jewellery collections, as well as new models from the Maison's watch lines. The Maison's boutique network was further enhanced by the restoration of its Parisian flagship boutique and a new boutique in Tokyo. Van Cleef & Arpels' continuing development reflected product launches in high jewellery and watches.

The segment as a whole generated an operating profit of € 616 million and an operating margin of 27.7 per cent, 4.2 percentage points above the prior year's level. The increase in operating profit included one-off asset disposal gains amounting to € 19 million.

Specialist Watchmakers

The Group's specialist watchmakers reported a 22 per cent increase in sales and an increase in the operating margin from 16.7 per cent in the comparative year to 21.4 per cent. The rate of growth reflects developments across all regions, the highest rate of growth being seen in the Americas region.

The good growth attests to the success of new products launched at the Geneva *Salon International de la Haute Horlogerie* in April 2005.

Writing Instrument Maisons

Richemont's Writing Instrument Maisons, Montblanc and Montegrappa, reported total sales growth of 17 per cent. This increase in sales partly reflects Montblanc's growth as a retailer, with one third of the Maison's sales now being made directly to customers through the Group's own network. Despite the higher costs associated with retail activities, operating profit increased by 43 per cent and the operating margin increased from 13.7 per cent to 16.7 per cent.

Leather and Accessories Maisons

Alfred Dunhill's strong growth in the Asia-Pacific region offset flat sales in Europe and Japan, leading to an overall 8 per cent increase in sales. Sales of leather goods increased by 19 per cent. However, overall operating losses increased to € 30 million, reflecting provisions linked to poor performance in the accessories division and management changes.

Lancel achieved double-digit sales growth, despite the poor economic climate in France, the Maison's principal market, benefiting from expansion in Japan and other international markets. Operating losses of € 8 million were half those of the comparative year.

Other Businesses

Excluding the impact of the disposal of Hackett, which was sold in June 2005, sales of the Group's other businesses increased by 66 per cent over the prior year.

Chloé's outstanding success continues, with sales more than doubling despite the strong growth seen already in the comparative year. Very strong demand for new product lines, new store openings and strong wholesale sales contributed to this success.

Operating profit

Operating profit before corporate costs totalled € 910 million, an increase of 47 per cent over the comparative period. This reflects the increase in sales, a higher gross margin contribution and continuing cost control. As a result, the operating margin before corporate costs increased from 17 per cent to 21 per cent. Central support services represent strategic management as well as marketing and functional support, legal services, manufacturing and logistics, intellectual property, finance, human resources and information technology together with central marketing initiatives.

Good trading results have resulted in an improvement in the operating profit margin from 15.3 per cent to 17.2 per cent. Excluding the disposal gains and similar items from both years, the operating margin from luxury businesses increased from 13.2 per cent to 16.6 per cent during the year under review.

SALES BY REGION

	March 2006 € m	March 2005 € m	Movement at: Constant exchange rates	Actual exchange rates
Europe	1 811	1 580	+ 14 %	+ 15 %
Japan	723	639	+ 15 %	+ 13 %
Asia-Pacific	899	755	+ 14 %	+ 19 %
Americas	875	697	+ 21 %	+ 26 %
	4 308	3 671	+ 16 %	+ 17 %

Europe

European markets accounted for 42 per cent of Group sales, the three most important markets in the region being France, Italy and Switzerland. European sales increased by 15 per cent, the strong growth rate reflecting good performances in most major markets and very high growth in the Middle East and Russia. In contrast, sales in the UK market were flat.

Japan

Jewellery and watch brands benefited from a return of consumer confidence in Japan; overall sales in the country increased by 13 per cent during the year.

Asia-Pacific

Double-digit sales growth in most major markets, despite demanding comparative figures, reflected very strong demand for watches in particular. Sales in China, representing 13 per cent of regional sales, increased by 48 per cent at historic rates. The high rate of growth reflects the Group's continuing investment in this market, including the establishment of distribution subsidiaries for Cartier, Montblanc and Alfred Dunhill in mainland China.

Americas

Sales growth in the Americas region reflected the continuing strength of consumer confidence in the United States during the period, with most brands reporting double-digit growth. The region accounts for 20 per cent of Group sales.

Sales by region


Americas
20%
Europe
42%
Asia-Pacific
21%
Japan
17%

SALES BY DISTRIBUTION CHANNEL

	March 2006 € m	March 2005 € m	
Retail	1 762	1 509	+ 17 %
Wholesale	2 546	2 162	+ 18 %
	4 308	3 671	+ 17 %

Retail

Retail sales increased by 17 per cent to € 1 762 million, reflecting both better trading at established boutiques and an increase in the number of points of sale owned by the Group. Excluding Hackett and Old England, the total retail network increased by 165 to 1 075 boutiques; of the increase, 64 stores were opened by the Group, including the takeover of 45 Montblanc stores in China, and 101 by partners. At the end of March, the Group's Maisons owned 610 boutiques, with a further 465 points of sale being operated by franchise partners.

Wholesale

Driven by demand for the Group's watch products in particular, wholesale sales were particularly strong, showing an overall increase of 18 per cent.

Retail network (number of points of sale)

	Owned	Franchised	Total
Cartier	157	79	236
Van Cleef & Arpels	33	12	45
Piaget	23	20	43
Montblanc	206	105	311
Alfred Dunhill	79	101	180
Lancel	63	96	159
Chloé	31	10	41
Other	18	42	60
	610	465	1 075

SUMMARY INCOME STATEMENT AND RESULTS OF ASSOCIATE

	March 2006 € m	March 2005 € m
Operating profit	741	561
Finance income/(costs)	5	(48)
	746	513
Share of post-tax results of associated undertaking	486	798
Before non-recurring (expenses)/income	544	493
Share of non-recurring (expenses)/income	(58)	305
Profit before taxation	1 232	1 311
Taxation	(136)	(97)
Net profit	1 096	1 214
Attributable to unitholders	1 094	1 212
Attributable to minority interests	2	2
Net profit	1 096	1 214

Net finance income amounting to € 5 million includes net interest income, net foreign exchange gains and fair value adjustments. In the prior year, net finance cost of € 48 million primarily reflected net foreign exchange losses on intra-group financing.

Excluding the Group's share of the results of its investment in British American Tobacco, the Group's effective taxation rate was 18.2 per cent compared with 18.9 per cent last year. The rate reflects the significant improvement in the Group's pre-tax profit and the generally low level of corporate taxes in Switzerland compared to other jurisdictions.

Associated company – British American Tobacco

For the year ended 31 March 2006, the Group's share of the results of British American Tobacco decreased to € 486 million. The reduction largely reflects the significant and non-recurring income reported by British American Tobacco in the prior year in respect of the merger of its North American operations with those of R.J. Reynolds to form Reynolds American, in which British American Tobacco now holds 42 per cent of the equity. Excluding this and other non-recurring income and expense from both years, the Group's share of the results of British American Tobacco would have increased by 10 per cent to € 544 million.

The following table presents the Group's effective interest in British American Tobacco applied in the current and the prior year.

	2005–06 %	2004–05 %
1 April to 31 May	**18.4**	19.7
1 June to 30 June	**18.4**	18.7
1 July to 30 September	**18.5**	18.7
1 October to 28 February	**18.6**	18.8
1 March to 31 March	**18.6**	18.3

The Group's interest in the prior year fluctuated principally as a result of the dilutive effect of the conversion of the British American Tobacco preference shares into ordinary shares on 28 May 2004, upon their sale to third party investors, and the sale in March 2005 of a 0.6 per cent interest in British American Tobacco shares to Remgro Limited. Other movements for that year and those of the current year were the result of the share buy-back programme carried out by British American Tobacco.

British American Tobacco reports its results in sterling. As the average euro:sterling exchange rate, at 0.682, was the same for the past two years, there was no direct impact on the Group's share of British American Tobacco's results due to exchange rate movements.

In cash flow terms, the Group received dividends totalling € 247 million during the year (2005: € 267 million).

In British American Tobacco's financial year to 31 December 2005, its adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 17 per cent to 89.34 pence per share. This increase benefited from the improved underlying operating performance and reduced net finance costs as well as the impact of the formation of the Reynolds American joint venture during the previous year and the positive impact of the share buy-back programme.

In British American Tobacco's quarter to 31 March 2006, its adjusted, diluted earnings per share grew by 14 per cent as a result of the increase in the profit from operations, the improved contribution from associated companies and the benefit of the share buy-back programme, partially offset by higher taxation and minority interests.

The following commentary is condensed from British American Tobacco's annual report for the year ended 31 December 2005:

British American Tobacco cigarette sales volumes from subsidiaries decreased by 1 per cent to 678 billion from the prior year due to the merger of British American Tobacco's US business with R.J. Reynolds to form Reynolds American as well as the sale of Etinera, an Italian distribution business. However, excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2 per cent. The four global drive brands – Dunhill, Kent, Lucky Strike and Pall Mall – performed well with an overall growth of 9 per cent on a 'like for like' basis. Associates' volumes increased from 167 billion to 232 billion and, with the inclusion of these, total British American Tobacco volumes would have been 910 billion (2004: 853 billion).

British American Tobacco's profit from operations was 36 per cent lower at £ 2 420 million, mainly due to the impact in 2004 of a significant £ 1 389 million gain on the Reynolds American merger. Excluding the merger of its US business with R.J. Reynolds and the sale of Etinera, on a 'like for like' basis, British American Tobacco's profit from operations would have been 9 per cent higher, or 5 per cent at constant rates of exchange. This 'like for like' information provides a better understanding of the subsidiaries' trading results. The strong profit performance reflected higher profit in all regions, except America-Pacific.

In Europe, profit increased by £ 34 million to £ 784 million, with particularly strong growth from Russia and Germany. The integration of the Smoking Tobacco and Cigars business in 2005, other cost savings and the positive impact of the change in trade terms in Italy also contributed to the result. Excluding a net £ 30 million gain as a result of the sale of Etinera at the end of 2004, partly offset by the consequent change in terms of trade, profit on a 'like for like' basis would have increased by £ 64 million or 9 per cent. Volumes were 2 per cent higher at 244 billion with growth in Russia, Romania and Poland, partly offset by declines in Italy, Germany, Switzerland and Ukraine.

In Asia-Pacific, profit rose by £ 36 million to £ 531 million as good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and good results from many of its other markets more than covered the reductions in Malaysia and Vietnam. Volumes at 137 billion were 4 per cent higher, as strong increases in Pakistan and Bangladesh were partially offset by declines in South Korea, Vietnam and Malaysia.

In Latin America, profit increased by £ 82 million to £ 530 million as good performances across the region reflected higher volumes and margins, further helped by stronger currencies in many of the markets. Volumes at 149 billion increased slightly as growth in many markets was partly offset by declines in Mexico and Argentina.

Profit in the Africa and Middle East region grew by £ 74 million to £ 434 million, mainly driven by South Africa and reduced losses from Turkey. Volumes grew by 5 per cent to 103 billion with strong growth from the Middle East markets and Turkey.

On a 'like for like' basis, the America-Pacific regional profit declined by £ 54 million to £ 436 million, with lower contributions from both Canada and Japan. Increased volumes in Japan were more than offset by a decrease in Canada leading to an overall decline of 2 per cent. As the comparative period included the US tobacco businesses now merged with R.J. Reynolds and included in associates, the reported regional volumes were 34 per cent lower at 45 billion and reported profit was £ 203 million down.

British American Tobacco's share of the post-tax results of its own associates increased by £ 266 million to £ 392 million, reflecting the inclusion of £ 244 million for Reynolds American, following its formation in July 2004. On a pro forma US GAAP basis, as if the combination of the R.J. Reynolds domestic US tobacco business with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that operating profit for the year increased by 35 per cent and net income rose by 29 per cent. These results demonstrate the success of the business combination. The higher income principally reflected improved pricing and merger synergies.

Further information in respect of British American Tobacco can be obtained from that company's website: www.bat.com.

ANALYSIS OF ATTRIBUTABLE NET PROFIT

	March 2006 € m	March 2005 € m
Parent and subsidiaries		
Net profit before non-recurring (expenses)/income	586	338
Non-recurring income	22	76
Attributable net profit from parent and subsidiaries	608	414
Share of post-tax profit of associate – British American Tobacco		
Net profit before non-recurring (expenses)/income	544	493
Non-recurring (expenses)/income	(58)	305
Net profit – share of associate	486	798
Attributable net profit of the Group	1 094	1 212
Analysed as follows:		
Parent, subsidiaries and share of associate before non-recurring items	1 130	831
Non-recurring (expenses)/income	(36)	381
Attributable net profit of the Group	1 094	1 212
Earnings per unit excluding non-recurring (expenses)/income		
Basic	€ 2.043	€ 1.517
Diluted basis	€ 2.015	€ 1.498

During the year the Group realised non-recurring income of € 28 million, being the net disposal gains realised within its luxury business as detailed earlier on page 41. Net of taxation, this non-recurring income amounted to € 22 million. In the prior year there were no such items within the Group's luxury business. However, in the prior year the Group realised a gain of € 76 million in respect of the partial disposal of British American Tobacco ordinary shares.

The non-recurring items included in the Group's share of the results of its associate, British American Tobacco, amounted to a net charge of € 58 million in the year under review. This primarily reflected restructuring charges, net of gains on the disposal of subsidiaries, non-current investments and brands. In the comparative year, the non-recurring net gain of € 305 million primarily reflected gains on the disposal of subsidiaries, non-current investments and brands, reduced by the impact of restructuring charges. The most significant of these disposal gains arose in the quarter ended 30 September 2004 and related to the agreement to combine British American Tobacco's US business, Brown & Williamson, with R.J. Reynolds.

Excluding non-recurring items from both years, attributable net profit in the year to 31 March 2006 would have been € 1 130 million compared to € 831 million in the prior year, representing an increase of 36 per cent.

Excluding non-recurring items, Richemont's fully diluted earnings per unit would have increased by 35 per cent from € 1.498 to € 2.015.

CASH FLOW

	March 2006 € m	March 2005 € m
Operating profit	741	561
Depreciation and other non-cash items	159	57
Earnings before interest, tax and depreciation	900	618
Increase in working capital	(126)	(137)
Cash generated from operations	774	481
Dividends received from associate	247	267
Net interest income	2	5
Taxation paid	(85)	(79)
Net acquisitions of fixed assets	(189)	(127)
Proceeds from disposal of BAT preference shares	–	828
Proceeds from disposal of BAT ordinary shares	–	179
Other investing activities, net	(4)	(5)
Net cash inflow before financing activities	745	1 549
Dividends paid to unitholders	(553)	(219)
Normal dividend	(276)	(219)
Special dividend	(277)	–
Decrease in borrowings and other financing activities	(43)	(227)
Net proceeds from sale of treasury units	90	44
Exchange rate effects	(6)	30
Increase in cash and cash equivalents	233	1 177
Cash and cash equivalents at the beginning of the year	1 183	6
Cash and cash equivalents at end of the year [1]	1 416	1 183
Borrowings	(532)	(566)
Net cash at the end of the year	884	617

The Group's net cash position increased from € 617 million at 31 March 2005 to € 884 million at 31 March 2006. The increase largely reflected the net cash inflow before financing activities of € 745 million, partly offset by the payment of dividends in September 2005. Dividend payments included a special dividend amounting to € 277 million, or € 0.50 per unit.

The net cash inflow from operations totalled € 774 million for the year, the increase in earnings before interest, tax and depreciation being partially offset by increases in inventories and debtors. The increase in debtors was broadly in line with wholesale sales growth.

Dividends received from British American Tobacco comprised the final dividend in respect of its financial year ended 31 December 2004, received in April, and the interim dividend for the 2005 financial year, received in September. Total dividends received in the prior year included € 32 million in respect of the final dividend on British American Tobacco preference shares, which were disposed of in June 2004.

[1] Cash and cash equivalents are as per the consolidated cash flow statement on page 71 of this report.

Within investing activities in the prior year, proceeds from the disposal of the British American Tobacco preference shares amounted to € 828 million. This represented the realisation of the second and final tranche of the preference shares issued by British American Tobacco as part of the consideration for the merger with Rothmans International in 1999. Proceeds from the disposal of ordinary shares in British American Tobacco to Remgro Limited, the Group's joint venture partner, in March 2005 amounted to € 179 million.

Treasury units were sold in connection with the exercise of stock options by executives, resulting in a net cash inflow of € 90 million.

SUMMARISED BALANCE SHEET

	31 March 2006 €m	31 March 2005 €m
Non-current assets		
Fixed assets	809	733
Investment in associated undertakings	3 347	3 218
Other non-current assets	450	416
	4 606	4 367
Net current assets	1 476	1 462
Net operating assets	6 082	5 829
Net cash	884	617
Cash and cash equivalents	1 416	1 183
Borrowings	(532)	(566)
Other non-current liabilities	(185)	(165)
	6 781	6 281
Equity		
Unitholders' equity	6 773	6 275
Minority interests	8	6
	6 781	6 281

The Group's interest in British American Tobacco ordinary shares amounted to 18.6 per cent at 31 March 2006. British American Tobacco's market capitalisation on that date, based on 2 092 million ordinary shares in issue, amounted to £ 29 161 million. The fair value of the Group's investment in British American Tobacco therefore amounted to £ 5 437 million or € 7 960 million at 31 March 2006.

Net current assets were in line with the prior year-end at € 1 476 million. Net inventories increased by 7 per cent to € 1 623 million; the increase being largely offset by increases in current liabilities, while year-end trade debtors increased by some 18 per cent, reflecting both the seasonality of wholesale sales and the growth seen during the latter part of the year. The increases in inventories and debtors were largely offset by increases in current liabilities, primarily relating to current tax liabilities and trade creditors.

Net cash amounted to € 884 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, US dollars, Hong Kong dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

PROPOSED DIVIDEND

The Board has proposed a dividend of € 0.60 per unit, an increase of 20 per cent over the prior year's level. In addition, the Board has proposed that a further special dividend of € 0.50 should be paid to unitholders. The dividends will be payable following the Annual General Meeting in September 2006.

The dividends will be paid as follows:	Gross dividend per unit	Withholding tax @ 35%	Net payable per unit
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.5500	–	€ 0.5500
Compagnie Financière Richemont SA, Switzerland	€ 0.0500	(€ 0.0175)	€ 0.0325
	€ 0.6000	(€ 0.0175)	€ 0.5825
Special dividend			
Richemont SA, Luxembourg	€ 0.5000	–	€ 0.5000
	€ 1.1000	(€ 0.0175)	€ 1.0825



RICHARD LEPEU
Group Finance Director
Compagnie Financière Richemont SA
Geneva, 8 June 2006

GENERAL PRINCIPLES

Richemont is committed to maintaining a high standard of corporate governance. It subscribes to the principles laid down in the Swiss Code of Best Practice for Corporate Governance published by 'economiesuisse', the Swiss Business Federation.

The Group's principles of corporate governance are embodied in the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, in the Corporate Governance Regulations and in the terms of reference of the Audit, Compensation and Nomination Committees of the Compagnie Financière Richemont SA Board. The Corporate Governance Regulations are available on the Group's website: www.richemont.com.

This section of the annual report follows the recommendations of the SWX Swiss Exchange's 'Directive on Information Relating to Corporate Governance' ('DCG'). Headings follow the format of the DCG. In certain instances, where the issues contained in the directive do not apply to Richemont or where the amounts involved are not material, no disclosure may be given.

1. GROUP STRUCTURE AND SIGNIFICANT SHAREHOLDERS

Structure

Richemont equity units comprise shares in Compagnie Financière Richemont SA indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg. As such, the Board of Compagnie Financière Richemont SA is the Group's supervisory board, composed of a majority of non-executive directors, whilst the Board of Richemont SA, Luxembourg acts as the Group's management board.

Compagnie Financière Richemont SA is a Swiss domiciled company with its registered office at 8 boulevard James-Fazy, CH 1201 Geneva. A proposal to move the Company's registered office to its new headquarters at 50 chemin de la Chênaie, CH 1293 Bellevue, Geneva will be put to the Annual General Meeting, to be held on 14 September 2006, for the approval of shareholders.

Richemont SA is a Luxembourg domiciled company with its registered office at 35 boulevard Prince Henri, L 1724 Luxembourg.

The businesses in the Group operate in five identifiable main business areas: (i) jewellery, (ii) watchmaking, (iii) writing instruments, (iv) leather and accessories and (v) other businesses. Each of the Maisons in the Group enjoys a high degree of autonomy, with its own management group under a chief executive officer. To complement those businesses, the Group has established central functions and a regional structure around the world to provide central controlling and support services in terms of distribution, finance, legal and administration services.

Details of the principal companies within the Group, including the market capitalisation of the Group's listed associate, British American Tobacco plc, are set out in note 34 to the consolidated financial statements on page 102 of this report. The market capitalisation and ISIN number of the Richemont 'A' units are given in section 2 of this report, which deals with the capital structure.

Compagnie Financière Rupert

Compagnie Financière Rupert, a partnership limited by shares established in Switzerland, holds 52 200 000 Richemont 'B' registered units representing 9.1 per cent of the equity of the Group and controlling 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA. Mr Johann Rupert, the Executive Chairman of Richemont, is the sole General Managing Partner of Compagnie Financière Rupert. Mr Jürgen Schrempp, non-executive director of Compagnie Financière Richemont SA, together with Mr Ruggero Magnoni and Mr Jan Rupert, both nominated to the Board of Compagnie Financière Richemont SA, were appointed as partners of Compagnie Financière Rupert in June 2006. Biographical details of these directors are included in sections 3 and 4 of this report.

Compagnie Financière Rupert does not hold any Richemont 'A' units. Trusts and other entities in the shareholding structure above Compagnie Financière Rupert have indicated to the Company that they, together with parties closely related thereto, held a total of 160 694 'A' units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2006.

Other significant shareholders

Public Investment Corporation Limited ('PIC'), Pretoria, South Africa formally advised the Company in May 2006 that, at that date, accounts under its management held Richemont South African Depository Receipts equivalent to 52 559 740 'A' bearer units in Compagnie Financière Richemont SA. Details of the Group's South African Depository Receipts are set out in section 2 of this report.

PIC's holding indirectly represents 5.03 per cent of the voting rights at the level of Compagnie Financière Richemont SA.

As at the date of this report, the Company has received no other notifications of significant shareholdings representing at least 5 per cent of the voting rights.

Cross shareholdings

Richemont does not hold an interest in any company which is itself a shareholder in the Group.

2. CAPITAL STRUCTURE

Shares and participation certificates

In accordance with the articles of incorporation of both companies, shares issued by Compagnie Financière Richemont SA have been twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA, Luxembourg to form Richemont 'A' and 'B' units. There are 522 000 000 'A' bearer units and 52 200 000 'B' registered units in issue. Richemont 'A' bearer units are listed on the SWX Swiss Exchange and traded on virt-x, whilst the 'B' registered units are not listed and are held by Compagnie Financière Rupert, as detailed above.

Each 'A' bearer share in Compagnie Financière Richemont SA with a par value of CHF 1.00 is twinned with one participation certificate in Richemont SA of no par value to form one Richemont 'A' unit in bearer form. Every ten 'B' registered shares in Compagnie Financière Richemont SA with a par value of CHF 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form. Further details are given in note 16 to the consolidated financial statements on page 91 of this report.

Holders of 'A' and 'B' units enjoy equal dividend rights. Prior to the year ended 31 March 2005, dividends had not been declared in respect of the share capital issued by Compagnie Financière Richemont SA. Rather, Richemont SA, Luxembourg distributed dividends in respect of the participation certificates in issue. In respect of the financial year ended 31 March 2005, Compagnie Financière Richemont SA also distributed a dividend for the first time and has again proposed to do so for the year ended 31 March 2006. Details of the proposed dividend are given below.

The units were split on a one hundred-to-one basis with effect from 12 November 2001. No changes to the capital structure have been effected over the three years up to 31 March 2006.

At 31 March 2006, Richemont's market capitalisation, based on a closing price of CHF 62.50 per unit and a total of 522 000 000 'A' units in issue, was CHF 32 625 million. The overall valuation of the Group at the year end, reflecting the value of both the listed 'A' units and the unlisted 'B' units at CHF 62.50 per unit, was CHF 35 888 million.

The ISIN of Richemont 'A' units is CH0012731458 and the Swiss 'Valorennummer' is 1273145.

Dividends

In respect of the financial year ended 31 March 2006, a dividend of € 1.10 per unit has been proposed. This comprises the regular dividend of € 0.60 per unit, together with a special dividend of € 0.50 per unit. The regular dividend will be paid jointly by Richemont SA, Luxembourg – which will pay € 0.55 per unit – and Compagnie Financière Richemont SA – which will pay € 0.05 per unit. The special dividend will be paid by Richemont SA, Luxembourg.

Unit buy-back programmes

Over the course of the period from March 1999 to 31 March 2006, the Group repurchased a total of 29 845 960 'A' units through the market in support of unit-based compensation schemes for executives. In February 2004, the Board of Compagnie Financière Richemont SA approved the buy-back of a further 10 000 000 units over the period to February 2006. Of this programme, 5 000 000 units had been purchased up to 31 March 2004 and are reflected in the aggregate figure of 29 845 960 units referred to above. During the years ended 31 March 2005 and 2006, the Group did not buy back any further units. However, in February 2006, the Board decided to extend the buy-back programme for a further two years on the same terms.

During the year under review, the Group continued to hedge its obligations under the Richemont unit-based compensation scheme by purchasing over-the-counter call options over 706 974 'A' units. During the year, executives exercised options over 5 793 352 units, resulting in a balance of 'A' units held at 31 March 2006 of 18 175 256 units.

Details of the Group's stock option plan are set out in section 5 of this report and in note 31 to the consolidated financial statements on page 100 of this report.

The reserve for treasury units, which forms an element of shareholders' equity in the consolidated balance sheet, decreased by a net € 152 million as a consequence of the exercise of options by executives and the consequent delivery of 'A' units from the Group to the executives. Further details are given in note 16 to the consolidated financial statements on page 91 of this report.

Voting rights

As previously noted, shares in Compagnie Financière Richemont SA have been indivisibly twinned with participation certificates issued by Richemont SA, Luxembourg to form Richemont 'A' and 'B' units.

Holders of Richemont units may attend and vote at meetings of shareholders of Compagnie Financière Richemont SA. They may attend in person or may appoint the Company or a third party to represent them at the meeting.

There is no limit on the number of units that may be held by any given party nor any restriction on the voting rights attaching to those units.

The statutes of Richemont SA provide that holders of participation certificates may vote on all issues which have a direct bearing on the participation certificate capital. They may attend in person or may appoint the Company or a third party to represent them at any such meeting. Compagnie Financière Richemont SA holds the entire issued share capital of Richemont SA. Accordingly, participation certificate holders have no right to attend meetings of shareholders of Richemont SA, Luxembourg.

Richemont 'A' and 'B' units have equal rights to share in dividends and capital. As a consequence, however, of the differing nominal values of the 'A' and 'B' shares in Compagnie Financière Richemont SA, each 'B' unit conveys the right, in normal circumstances, to ten votes at meetings of shareholders of Compagnie Financière Richemont SA, whereas each 'A' unit conveys the right to one vote at such a meeting. Richemont 'B' units, which represent 9.1 per cent of the Group's equity, therefore control 50 per cent of the votes at meetings of shareholders of Compagnie Financière Richemont SA. The 'B' registered units are entirely held by Compagnie Financière Rupert. In accordance with Swiss company law, certain resolutions relating to the capital structure of the Company, the transfer of its registered office or its dissolution, require the approval of two thirds of the shares represented and an absolute majority of the nominal share capital.

Statutory quorums

The general meeting of shareholders of Compagnie Financière Richemont SA is the ultimate decision-making forum of the Company. Resolutions of the general meeting are generally passed by an absolute majority of the votes represented at the meeting. As detailed above, certain resolutions may require the approval of two thirds of the shares represented at the meeting and an absolute majority of the nominal share capital.

The Annual General Meeting in respect of the financial year ended 31 March 2006 will be held on 14 September 2006 at the Company's headquarters in Bellevue in the canton of Geneva. The agenda for that meeting is set out on page 128 of this report. The notice period and agenda in respect of the meeting follow the requirements of Swiss company law. Holders of a minimum of 1 million 'A' units, which reflects a holding of 'A' shares in Compagnie Financière Richemont SA with a nominal value of CHF 1 million, may request that an item be placed on the agenda for the meeting. Such requests must be submitted, in writing, at least 20 days in advance of the deadline for publication of the formal notice convening the meeting.

South African Depository Receipts

Richemont Securities SA, a wholly-owned subsidiary of Compagnie Financière Richemont SA, acts as Depository for the issuance, transfer and cancellation of Richemont South African Depository Receipts ('DRs'), which are traded on the Johannesburg Stock Exchange operated by JSE Limited. DRs trade in the ratio of ten DRs to each Richemont 'A' unit. The terms and conditions applicable to DRs are set out in the Deposit Agreement entered into between Richemont Securities SA, as Depository, and Compagnie Financière Richemont SA and Richemont SA, Luxembourg, as issuers.

In its capacity as Depository, Richemont Securities SA holds one 'A' unit in safe custody for every ten DRs in issue. Richemont Securities SA's interest in the 'A' units that it holds is therefore non-beneficial. At 31 March 2006, Richemont Securities SA held 187 289 151 Richemont 'A' units, representing some 36 per cent of the 'A' units, in safe custody in respect of DRs in issue.

Dividends received by Richemont Securities SA are payable in rand to South African residents. Dividends are converted into rand upon receipt by Richemont Securities SA and remitted to the holders of DRs. Non-South African resident holders of DRs may receive the dividends in euros, subject to their residence status.

Holders of DRs issued by Richemont Securities SA are not entitled to attend the shareholders' meeting or to vote in person. Rather, DR holders are canvassed as to their voting instructions by Richemont Securities SA, which then represents the holders as their proxy at the Annual General Meeting.

Transferability of units

Richemont's listed 'A' units are issued in bearer form. Accordingly, there is no register of shareholdings and there are no restrictions on transfers of unit holdings, transfers being effected by the delivery of the relevant unit certificate. Unit certificates embody both the share certificate in respect of Compagnie Financière Richemont SA and the related participation certificate in respect of Richemont SA. Given this indivisible twinning of shares in Compagnie Financière Richemont SA with participation certificates issued by Richemont SA, which is reflected in the statutes of both companies, a transfer of shares cannot be effected without the corresponding transfer of the related participation certificate.

Transfers of the unlisted 'B' registered shares in Compagnie Financière Richemont SA, which are held solely by Compagnie Financière Rupert, must be approved by the Board of Directors of the Company.

3. BOARD OF DIRECTORS

Responsibilities and membership

The Board of Directors of Compagnie Financière Richemont SA, the parent company, is responsible for the overall strategic direction of the Group and the appointment of senior management. In addition, it is responsible for establishing financial controls and appropriate procedures for the management of risk within the Group as well as the overall supervision of the business. The Board is responsible for the preparation of the financial statements of the Company and of the Group and for the organisation of the annual meeting of shareholders.

The Board is composed principally of non-executive directors with diverse professional and business backgrounds. Nine nationalities are represented on the Board, which was composed of fifteen members at 31 March 2006. Board members are elected at each year's Annual General Meeting for a term of one year. All directors are eligible to stand for re-election each year, details of nominations being given in the notice of the Annual General Meeting published on page 128 of this Annual Report and in the press. The proposal to the Annual General Meeting is that the Board be elected as a whole rather than on an individual basis. There is no restriction on the number of times a director may seek re-election and no formal age limit for directors.

In terms of its regular business, the Board generally meets for half a day to a full day, five times per annum. Further meetings on specific topics are held on an ad hoc basis. As part of its schedule of meetings the Board meets with executive management for two days each year to review the strategic direction of the Group's businesses. During the period from 1 April 2005 to 31 March 2006, the Board of Directors of Compagnie Financière Richemont held five meetings. The Executive Chairman, Group Chief Executive Officer and Group Finance Director establish agendas for meetings of the Board, financial reports and supporting information in respect of agenda items being circulated to members of the Boards in advance of each meeting. Directors may ask that an item be placed on the agenda for any meeting.

At the annual meeting of shareholders of Compagnie Financière Richemont SA held on 15 September 2005, Mr Norbert Platt, Group Chief Executive Officer, was elected to the Board of the Company. His biography appears on page 58 of this report. At the same meeting, Ms Martha Wikstrom was also appointed to the Board of Compagnie Financière Richemont SA. Ms Wikstrom's biography appears on page 61 of this report.

Mr Ruggero Magnoni and Mr Jan Rupert have been nominated to the Board of Compagnie Financière Richemont SA, subject to the approval of shareholders at the Annual General Meeting to be held in September 2006. Mr Magnoni is Vice Chairman of Lehman Brothers Inc. and Chairman of Lehman Brothers International Italy and, since joining Lehman Brothers in 1977, has played a prominent role in several of the most significant transactions conducted by the international firm. Mr Rupert, Group Manufacturing Director, was appointed to the Board of Richemont SA in 2000, having assumed his current role within the Group in 1999. Prior to joining Richemont he was Manufacturing Director of Rothmans International. His biography appears on page 62 of this report.

Mr Leo Deschuyteneer and Mr Ernst Verloop, both of whom have served as non-executive directors of Compagnie Financière Richemont SA since 1998, announced in June 2006 that they will not seek re-election at the Annual General Meeting in September 2006.

Four directors of Richemont SA resigned from that Company's Board during the year under review. Ms Dominique Jousse, Human Resources Director, left the Group in April 2005, and Mr Yannick Lakhnati, Chief Operating Officer, left the Group in May 2005. Mr Simon Critchell resigned from his position as Chief Executive Officer of Alfred Dunhill in June 2005 and from the Richemont SA Board on 31 March 2006. Mr Henry-John Belmont, Director of Haute Horlogerie, retired from the Richemont SA Board and from the Group in February 2006. At a meeting of shareholders of Richemont SA held in June 2005, Mr Thomas Lindemann, Group Human Resources Director, was appointed to the Board of that Company. Mr Lindemann's biography appears on page 62 of this report.

Board Committees

In terms of the Group's framework of corporate governance, the Board of Compagnie Financière Richemont SA has established an Audit Committee, a Compensation Committee and a Nominations Committee. The composition of these Committees is indicated in the biographical notes on Board members set out below. No corporate governance committees have been established by the Board of Richemont SA, Luxembourg, given its role as the Group's management board.

Audit Committee

The four members of the Audit Committee are non-executive directors. The Group Finance Director attends all scheduled meetings, as do the Head of Internal Audit and representatives of PricewaterhouseCoopers SA, the Group's external auditors. Meetings of the Committee are held at least three times per annum. During the year ended 31 March 2006, meetings took place on three occasions. In addition, one ad hoc meeting was held, which the Head of Internal Audit and representatives of meets in camera with the external auditors during the course of each meeting. The Audit Committee's principal tasks are to:

- satisfy itself that the consolidated financial statements follow approved accounting principles and give a true and fair view of the Group's financial position and results;
- recommend to the Board the appointment, re-appointment or dismissal of the external auditors and keep under review their independence and objectivity as well as their level of remuneration;
- examine and review, with both external and internal auditors, the adequacy and effectiveness of the Group's management information systems as well as accounting, financial and operational controls;
- oversee the effectiveness of the Group's Internal Audit function and to liaise with the Head of Internal Audit on all matters of significance arising from the department's work;
- examine and review the adequacy, effectiveness and integrity of the processes to assure the Group's compliance with all applicable laws and regulations; and
- ensure compliance with the Group's internal Corporate Governance regulations, including the Code of Conduct for Dealings in Securities, and its commitment approval procedures.

Compensation Committee

The Compensation Committee comprises three non-executive directors. To assist it in its deliberations it may draw on support from the Group's internal specialists and external advisors. Meetings of the Committee are held as necessary but at least twice per annum. During the year under review, the Committee met on two occasions.

The function of the Committee is to establish a framework for determining the remuneration of Group executives and to establish the remuneration to be paid to non-executive directors and key executive directors.

The Committee also approves awards to the senior management group in respect of the Group's stock option plan.

Nominations Committee

The Nominations Committee consists of the non-executive directors meeting under the chairmanship of the Executive Chairman. Meetings of the Committee are held on an ad hoc basis, as required. During the year ended 31 March 2006,

The principal functions of the Committee are to advise the Board of Compagnie Financière Richemont SA in areas such as the composition and size of the Board and the criteria to be applied in the selection of new members of the Board and management.

In addition, the Committee is responsible for the nomination of directors to serve on board committees and the management board.

Management Committees

In addition to the Committees of the Board of Compagnie Financière Richemont SA, there are a number of management committees. Key amongst these are the Chairman's Committee and the Strategic Product and Communication Committee.

The Chairman's Committee comprises the Executive Chairman, the Group Chief Executive Officer, the Group Finance Director and further members at the discretion of the Executive Chairman. Other executives may be invited to participate on an ad hoc basis. The Committee meets regularly on a basis to be determined by the Chairman, to review matters associated with the implementation of the Group's strategic policies. In the year under review the Committee met three times.

The Strategic Product and Communication Committee ('SPCC') comprises the Executive Chairman, the Group Chief Executive Officer and other executive and non-executive directors of the Boards of Compagnie Financière Richemont SA and Richemont SA. The Committee's objective is to guide the Group's Maisons by verifying that decisions made in respect of communication, products and distribution are appropriate and consistent with the individual Maison's identity and strategy. The SPCC typically meets seven times each year, dependent upon the needs of the brands. In the year under review six meetings took place.

BOARD OF DIRECTORS OF COMPAGNIE FINANCIÈRE RICHEMONT SA



Johann Rupert
EXECUTIVE CHAIRMAN

South African, age 56
Appointed to the board 1988

Mr Rupert studied economics and company law at the University of Stellenbosch, South Africa and has had an extensive career in international business, banking and finance. After working for the Chase Manhattan Bank and Lazard Frères in New York he founded Rand Merchant Bank in 1979. In 1985 he joined the Rembrandt Group. Three years later he founded Richemont and became Group Chief Executive. In September 2002 he was appointed as Executive Chairman of Compagnie Financière Richemont SA and further served as Group Chief Executive Officer during the period from October 2003 to September 2004. He is Non-Executive Chairman of Remgro Limited and of VenFin Limited. The University of Stellenbosch awarded him an honorary doctorate in Economics in 2004. In 2006 he was appointed as Chairman of the Peace Parks Foundation. He has been a Trustee of the Nelson Mandela Children's Foundation since its inception. Mr Rupert is Chairman of the Nominations Committee, the Strategic Product and Communication Committee and the Managing Partner of Compagnie Financière Rupert.



Jean-Paul Aeschimann
NON-EXECUTIVE DEPUTY CHAIRMAN

Swiss, age 72
Appointed to the board 1988

Maître Aeschimann graduated in law from the University of Neuchâtel, studied at Harvard University and has been admitted to the Bar of Geneva. He is a practising lawyer and is counsel to Lenz & Staehelin, based in Geneva. He serves on the board of Barclays Bank (Suisse) S.A. as well as a number of Swiss subsidiaries of the Total group. Lenz & Staehelin acts as legal counsel to Richemont and to Compagnie Financière Rupert and Maître Aeschimann is the Special Auditor of Compagnie Financière Rupert. Maître Aeschimann is Chairman of the Audit Committee and is a member of the Compensation Committee and the Nominations Committee.



Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

German, age 59
Appointed to the board 2005

Mr Platt graduated with a BSc in precision mechanical engineering from the University of Frankfurt/Main and has studied business and management topics at Harvard Business School and at INSEAD. He worked for a number of years in the field of precision instruments, working with Rollei in Germany and internationally, becoming CEO of Rollei Singapore and Managing Director of Rollei Fototechnic in Germany. He joined Montblanc in 1987 and was President and CEO of Montblanc International. Mr Platt was appointed Group Chief Executive Officer in September 2004. He remains a member of the management board of Montblanc International Holding and is Non-Executive President of Montblanc International. He was appointed to the Board of Compagnie



Richard Lepeu
GROUP FINANCE DIRECTOR

French, age 54
Appointed to the board 2004

Mr Lepeu is a graduate of the Institut d'Etudes Politiques de Paris and the Université de Sciences Economiques de Paris X. He worked in international corporate finance before joining Cartier in 1979 as assistant to the President. Within Cartier, he was appointed Company Secretary in 1981 and became Director of Finance and Administration in 1985 before being appointed Chief Executive in 1995. He became Chief Operating Officer of Richemont in 2001 and was appointed as Group Finance Director in May 2004. Mr Lepeu is also a member of the Boards of Richemont SA, Richemont Japan and Richemont North America.



Franco Cologni
SENIOR EXECUTIVE DIRECTOR

Italian, age 71
Appointed to the board 2002

Dr Cologni is a graduate of the University of Milan, where he later became a professor. As a writer, he has published several books and articles, in particular on luxury goods, jewellery and watches, and is the publisher and editor-in-chief of the "Cartier Art" magazine. He joined Cartier in 1969 and served as Managing Director and Chairman of Cartier International. Dr Cologni has also been closely involved with the Group's watch brands and since 2005 has served as Chairman of the Fondation de la Haute Horlogerie in Geneva. He is founder of the Richemont Creative Academy which offers Masters degrees in design and creative management. Dr Cologni is a member of the Strategic Product and Communication Committee of the Group.



Leo Deschuyteneer
NON-EXECUTIVE DIRECTOR

Belgian, age 75
Appointed to the board 1998

Mr Deschuyteneer is a graduate in economics and holds a doctorate in law from the University of Brussels. He was a Fullbright scholar, holds an MBA from Temple University of Philadelphia and has participated in the Advanced Management Program at INSEAD. He is an active partner in the management of Sofina SA, a Belgian investment company, which is an investor in Richemont. Mr Deschuyteneer has been involved with Richemont's luxury goods businesses for a number of years, having previously served as a director of Cartier Monde and Vendôme Luxury Group. He is also a director of various Belgian-based companies and is a member of the Executive Committee of the Belgian National Theatre. He is a member of the Audit Committee and the Nominations Committee. Mr Deschuyteneer will not stand for re-election to the board at the Annual General Meeting to be held in September 2006.



Lord Douro
NON-EXECUTIVE DIRECTOR

British, age 60
Appointed to the board 2000

Lord Douro holds an MA degree from Oxford University. He has broad experience in banking and finance and served previously as Chairman of Dunhill Holdings and as Deputy Chairman of Vendôme Luxury Group, which were subsidiaries of the Group. Between 1979 and 1989, he was a member of the European Parliament. From 1995 to 2000 he served as Chairman of Sun Life and Provincial Holdings and from 1994 to 2005 as Chairman of the Framlington Group. He is a director of Sanofi-Aventis and of Pernod Ricard and is a Commissioner of English Heritage. Lord Douro is a member of the Nominations Committee.



Yves-André Istel
NON-EXECUTIVE DIRECTOR

American, age 70
Appointed to the board 1990

Mr Istel graduated in economics from Princeton University and has had an extensive career in investment banking. He was Managing Director and a member of the board of Lehman Brothers from 1977 to 1983; Co-Chairman of First Boston International from 1984 to 1988; Chairman of Wasserstein Perella & Co International from 1988 to 1992; and Vice Chairman of Rothschild Inc from 1993 to 2002. Mr Istel is currently Senior Advisor to Rothschild Inc and a member of its Investment Banking Committee. He is a director of Imperial Sugar Company, a member of its Audit Committee, and Chairman of its Nominating & Governance Committee; he is also a director of the board of Valeo S.A. and of Tiedemann Trust Company on whose Investment and Trust & Investment Committees he serves. He is a member of the advisory board of Healthpoint Partners LLC. In addition, he is Chairman of the advisory board of the Remarque Institute, New York University; the Center for French Civilisation and Culture, New York University; The European Institute; and Fondation Saint-John Perse. Mr Istel is also a member of the board of the French-American Foundation; the Council on Foreign Relations and Action Against Hunger, USA; the Board of Overseers, New York University and the Advisory Council in the Department of French and Italian, Princeton University; and Business for Diplomatic Action. He is a member of the Economic Club of New York and the Bretton Woods Committee. Mr Istel is a member of the Audit Committee and the Nominations Committee.



Simon Murray
NON-EXECUTIVE DIRECTOR

British, age 66
Appointed to the board 2003

Mr Murray was educated at Bedford School in England and attended SEP Stanford Business School in the United States. He began his business career at Jardine Matheson, with ultimate responsibility for the company's engineering and trading operations, as well as holding directorships in various affiliated companies. In 1980, he formed his own project advisory company mainly involved in financing capital-intensive engineering projects in the Asia-Pacific region. He subsequently became the Group Managing Director of the Hong Kong-based conglomerate Hutchison Whampoa. He pioneered that company's entry into the mobile telecommunication business and developed its energy business. He joined Deutsche Bank Group as Executive Chairman Asia-Pacific in 1993, supervising the Group's operations in the region. He subsequently founded Simon Murray & Associates and its subsidiary GEMS (General Enterprise Management Services Limited), a private equity investment management company. Mr Murray is a member of the Nominations Committee.



Alain Dominique Perrin
EXECUTIVE DIRECTOR

French, age 63
Appointed to the board 2003

Mr Perrin is a graduate of the Ecole des Cadres et des Affaires Economiques, Paris. He joined Cartier in 1969, assuming a series of roles in that organisation and served ultimately as President of Cartier International SA. He has been responsible for the creation of the Fondation Cartier pour l'Art Contemporain in Paris and the launch of the annual Salon International de la Haute Horlogerie. He serves on the management committees of a number of non-profit organisations and is President of the Ecole de Dirigeants et Créateurs d'entreprise. Mr Perrin was Chief Executive of Richemont SA from 2001 to 2003, overseeing the Group's luxury goods businesses from 1999 to 2003.



Alan Quasha
NON-EXECUTIVE DIRECTOR

American, age 56
Appointed to the board 2000

Mr Quasha is a graduate of Harvard College, Harvard Business School, Harvard Law School and New York University Law School. After practising law he moved into commerce and is now President of Quadrant Management Inc, an investment management business based in New York. He served as a director of Richemont SA, Luxembourg from 1988 up until the time he joined the Board of Compagnie Financière Richemont SA and was Chief Executive Officer of North American Resources Limited, formerly a joint venture between Richemont and the Quasha family, between 1988 and 1998. He is also Chairman of Harken Energy Company, Chairman of Carret Asset Management Group LLC and a past director of American Express Funds. He is a past governor of the American Stock Exchange, is Chairman of the Visiting Committee of Harvard University's Weatherhead Centre for International Affairs and is Chairman of the American Brain Trauma Foundation. Mr Quasha is a member of the Nominations Committee.



Lord Renwick of Clifton
NON-EXECUTIVE DIRECTOR

British, age 68
Appointed to the board 1995

Lord Renwick is a graduate of Cambridge University and served in the British diplomatic service, rising to become Ambassador to South Africa from 1987 to 1991 and Ambassador to the United States from 1991 to 1995. He is currently Vice Chairman, Investment Banking of JPMorgan Europe and of JPMorgan Cazenove. He is Chairman of Fluor Limited and a director of Fluor Corporation and SAB Miller. He is also a trustee of The Economist. Lord Renwick is Chairman of the Compensation Committee and is a member of the Audit and Nominations Committees.



Jürgen Schrempp
NON-EXECUTIVE DIRECTOR

German, age 61
Appointed to the board 2003

Jürgen E. Schrempp is former Chairman of the Board of Management of DaimlerChrysler and one of the principal architects of Daimler-Benz's merger with Chrysler (1998). Mr Schrempp served as President of Mercedes-Benz of South Africa, President of EUCLID, USA, as well as Chairman of the Board of Management of Daimler-Benz Aerospace. Mr Schrempp was a leading contributor in the creation of EADS (European Aeronautic Defense and Space Company). He became Chairman of Daimler-Benz in 1995. Mr Schrempp is a Non-Executive Director of the South African Coal, Oil and Gas Corporation (SASOL) and Vodafone Group, UK. He is also a member of the Advisory Council of GEMS and the Steering Committee of the Bilderberg Group. He is a founding member and Chairman of the Southern Africa Initiative of German Business (SAFRI) and a member of the International Investment Council of the South African President. Mr Schrempp is Chairman Emeritus of the Global Business Coalition on HIV/AIDS and Honorary Consul-General of the Republic of South Africa. He holds a Professorship of the Federal State of Baden-Württemberg in Germany, an honorary doctorate of the University of Graz, Austria, and an honorary doctorate in Commerce of the University of Stellenbosch, South Africa. Mr Schrempp has received numerous awards and has also been recognised for his civic leadership and charitable contributions. Amongst other distinctions, he is Commander of the French Legion of Honour and holds South Africa's highest civilian award, the Order of Good Hope, conferred upon him by President Nelson Mandela. In June 2006, he became a partner of Compagnie Financière Rupert. Mr Schrempp is a member of the Nominations Committee.



Ernst Verloop
NON-EXECUTIVE DIRECTOR

Dutch, age 79
Appointed to the board 1998

Mr Verloop holds a degree in law from Utrecht University. He enjoyed a long and successful international career with the Unilever group, rising to become an executive director of Unilever NV and Unilever plc. He has served on the boards of a number of leading Dutch and international companies, associations and state enterprises and was Chairman of the Unilever-Erasmus University Visiting Professorship in Marketing Foundation. He was Chairman of the Supervisory Board of Rothmans Europe (Nederland) BV and was a director of Rothmans International BV when those companies were subsidiaries of the Group. He is currently Chairman of the Central Museum Committee of Utrecht. Mr Verloop is a member of the Nominations Committee and the Compensation Committee. Mr Verloop will not stand for re-election to the board at the Annual General Meeting to be held in September 2006.



Martha Wikstrom
NON-EXECUTIVE DIRECTOR

American, age 49
Appointed to the board 2005

A graduate of the University of Utah, Ms Martha Wikstrom has an extensive background in retailing and the luxury goods industry. From 1981 to 1999, Ms Wikstrom worked with Nordstrom's, one of America's leading specialty retailers, rising from sales person to President of Nordstrom's Full Line Store Group. Ms Wikstrom was formerly Managing Director of Harrods Limited and a Board Director of Harrods Holdings Limited and Harrods Estates. She also held positions as interim CEO and Board Director of Kurt Geiger Limited. She is a founding partner of Atelier Fund Management, LLC, an investment company specialising in the acquisition and development of luxury brands in which Richemont is the principal investor. Ms Wikstrom sits as Chairman of the Board of Harrys of London Limited and as a non-executive director of Bally International Limited. She was appointed to the Board of Compagnie Financière Richemont SA in September 2005 and is a member of the Nominations Committee.

Judith Sanders
COMPANY SECRETARY

4. SENIOR MANAGEMENT

The Board of Richemont SA, a directly held, wholly-owned subsidiary of Compagnie Financière Richemont SA, functions as the Group's management board.

BOARD OF DIRECTORS OF RICHEMONT SA

Johann Rupert
EXECUTIVE CHAIRMAN
(For biographical details see page 58.)

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER
(For biographical details see page 58.)

Richard Lepeu
GROUP FINANCE DIRECTOR
(For biographical details see page 59.)



Callum Barton
CHIEF EXECUTIVE OF RICHEMONT NORTH AMERICA

British, age 56
Appointed to the board 2000

Mr Barton is a graduate of the University of East Anglia and qualified as a Chartered Accountant in 1973. He joined Cartier, Paris in 1975 and was Finance Director of Les Must de Cartier before moving to Geneva to become Managing Director of Piaget and Baume & Mercier in 1988. He transferred to London as Chief Executive of Alfred Dunhill in 1997 and took up his current position in New York in 2001. He is Chairman of Cartier Inc and is a founding member of the Laureus Sport for Good Foundation, USA.



Piet Beyers
MARKETING SERVICES DIRECTOR

South African, age 56
Appointed to the board 2000

Mr Beyers holds BComm and LLB degrees from the University of Stellenbosch, South Africa and an MBA from the University of Cape Town. Prior to joining the Group, he had an extensive career in industry and was inter alia Managing Director of Cadbury, South Africa. Mr Beyers is a member of the Group's Strategic Product and Communication Committee and is responsible for the department providing marketing services to the Maisons. He is also a director of British American Tobacco plc, Remgro Limited and Distell Limited.



Giampiero Bodino
GROUP ART DIRECTOR

Italian, age 45
Appointed to the board 2004

A graduate of the Insitute of Applied Arts and Design of Turin where he specialised in art styling, industrial design and architecture, Mr Bodino has had an extensive career in the design industry, working with major luxury and fashion houses, including Bulgari, Gucci, Versace and Swarovski. His association with the Group, which began in 1990, extends across most of the Maisons and has involved watches, jewellery, accessories and writing instruments. In February 2002 he became Creative Director for the Group and a member of the Strategic Product and Communication Committee. He was subsequently appointed Cartier Creative Director and in February 2004 became Group Art Director and a member of the Board of Richemont SA.



Pilar Boxford
GROUP PUBLIC RELATIONS DIRECTOR

British, age 54
Appointed to the board 2004

Ms Boxford graduated in Economics and Finance from the Institut d'Etudes Politiques de Paris. She joined Cartier Paris in 1979 as Product Manager – Perfumes and subsequently became responsible for Cartier's worldwide public relations strategy. In 1984, she transferred to Cartier London as Communications Director and became a member of the management board of Cartier UK Limited. She was appointed Group Public Relations Director in February 2004. Her primary role is to support the Maisons in the development of effective PR strategies with a view to strengthening their presence on the world stage.



Bernard Fornas
CHIEF EXECUTIVE OF CARTIER

French, age 59
Appointed to the board 2002

Mr Fornas graduated from Lyon Business School and holds an MBA from the Kellogg School of Management, Northwestern University. He has worked with a number of companies in the consumer products field prior to joining Cartier as International Marketing Director in 1994. He subsequently became Chief Executive of Baume & Mercier and was appointed Chief Executive of Cartier in 2002.



Alan Grieve
DIRECTOR OF CORPORATE AFFAIRS

British, age 54
Appointed to the board 2004

Mr Grieve holds a degree in business administration from Heriot-Watt University, Edinburgh and is a member of the Institute of Chartered Accountants of Scotland. Prior to joining Richemont's predecessor companies in 1986, he worked with Price Waterhouse & Co (now PricewaterhouseCoopers) and Arthur Young (now Ernst & Young). He served as Company Secretary of Richemont since its formation in 1988 until being appointed to the Board of Richemont SA in February 2004. He has been involved in many aspects of the Group's financial management, serving also on the boards of a number of the Group's subsidiary companies. He is a director of various subsidiary companies within the Remgro Limited group and the VenFin Limited group. He is a founding member of the Laureus Sport for Good Global Foundation.



Albert Kaufmann
GENERAL COUNSEL

Swiss, age 58
Appointed to the board 2000

Mr Kaufmann holds a degree from the Faculty of Law of the University of Geneva and has been admitted to the Geneva Bar. He joined Cartier in 1974 to lead its legal department and has since been responsible for the legal affairs of the Group's luxury goods companies. He was a member of the board of Cartier International and was a director of Vendôme Luxury Group. He was appointed as Group General Counsel in 1999. Mr Kaufmann is a member of the board of the Swiss Watch Federation.



Thomas Lindemann
GROUP HUMAN RESOURCES DIRECTOR

German, age 42
Appointed to the board 2005

Mr Lindemann is a graduate in economics from Mannheim University. He worked within the consumer products sector in a variety of human resources and commercial roles before joining Montblanc in 1998 as Human Resources Director. He assumed the role of Director of Human Resources for Richemont Northern Europe in 2002 and was appointed Group Human Resources Director in April 2005.



Eloy Michotte
CORPORATE FINANCE DIRECTOR

Belgian, age 58
Appointed to the board 1988

Mr Michotte graduated in engineering from the University of Louvain in Belgium and holds an MBA from the University of Chicago. He has had an extensive career in international business and finance, having worked with Ford, McKinsey & Co and Bankers Trust Company prior to joining Richemont at the time of its formation in 1988. As Head of Corporate Finance, he has responsibility for mergers and acquisitions and serves on the boards of a number of companies in which the Group has an interest, including Net-à-Porter Limited and the GEMS funds.



Frederick Mostert
LEAD COUNSEL AND CHIEF INTELLECTUAL PROPERTY COUNSEL

South African, age 46
Appointed to the board 1994

Dr Mostert holds a masters degree from Columbia University School of Law in New York City and a doctorate from the University of Johannesburg. He is a member of the New York Bar, a solicitor of England and Wales and has practised corporate law at Shearman and Sterling and international intellectual property law at Fross, Zelnick, Lehrman & Zissu in New York. He joined Richemont in 1990. He is Honorary Chairman of the International Trademark Association, serves on the Advisory Board of the McCarthy Center for Intellectual Property and Technology Law and is a guest professor at Peking University.



Jan Rupert
MANUFACTURING DIRECTOR

South African, age 50
Appointed to the board 2000

Mr Rupert is a graduate in mechanical engineering from Stellenbosch University and has had an extensive career in production management in the tobacco and watchmaking industries. He was Manufacturing Director of Rothmans International and assumed his current role with the Group in 1999, in which capacity he has overall responsibility for the Group's manufacturing strategy. In June 2006, Mr Rupert became a partner of Compagnie Financière Rupert. He has been nominated to the Board of Compagnie Financière Richemont SA, subject to the approval of shareholders at the Annual General Meeting to be held on 14 September 2006 and will remain a director of Richemont SA.

Judith Sanders
COMPANY SECRETARY

The Board of Richemont SA typically meets five times per annum, for half a day to a day. During the year under review, formal Board meetings took place on four occasions. The Board of this company is composed of the Executive Chairman, the Group Chief Executive Officer and the Group Finance Director together with the Chief Executive Officers of certain leading business units as well as regional and functional heads. At 31 March 2006, the Board had fourteen members, three of whom also served on the Board of Compagnie Financière Richemont SA during the year under review. Appointments to the management board are made by the Board of Compagnie Financière Richemont SA upon the recommendation of the Nominations Committee.

The executive management is charged by the Board of Directors of Compagnie Financière Richemont SA with implementing the strategic policies determined by the

Board. It is empowered to conduct the day-to-day strategic and operational management including, inter alia, the financial management of the Group. It is responsible for the management of the Group's businesses and investments, subject at all times to an obligation to provide adequate information on the development of those businesses to the Board.

Management contracts

There are no contracts between the Group and any third parties for the management of any subsidiary or associated company in the Group.

5. COMPENSATION, UNITHOLDINGS AND LOANS

Compensation policy

The Group's compensation policies are designed to ensure that Group companies attract and retain management talent, recognising the international nature of their businesses. The Group sets high standards in the selection of executives who are critical to the long-term development of the business.

The Compensation Committee of the Board of Compagnie Financière Richemont SA is responsible for setting the compensation of the Executive Chairman, all non-executive directors and key executive directors and for reviewing the remuneration of all other members of senior management.

In addition to a basic salary, executives generally receive an annual bonus related to their individual achievements and the performance of the Group as a whole. Targets are set and performance measured using a range of key performance indicators, which ensure a clear link between the Group's strategic objectives and the individual's performance. Executives are also eligible to participate in the Group's stock option plan, details of which are set out below. Option awards are linked to each executive's salary level and performance. The Group does not operate any schemes to issue shares or units to executives as part of their remuneration package. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their duties.

Non-executive directors receive an annual fee in respect of their membership of the Board. They are not eligible for performance-related payments and do not receive awards under the Group's stock option plan. There is no scheme to issue shares or units to non-executive directors.

Compensation for executive directors and senior management

The total level of compensation paid to executive directors of Compagnie Financière Richemont SA and members of the Board of Richemont SA, the management board, including pension contributions, benefits in kind and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 34 952 732. This figure includes all payments made during the year under review to executive directors who left the Group during the period.

Severance payments

Included in the total above is an amount of € 5 975 498 which was paid by way of severance payments to executives who gave up their functions during the year under review.

Compensation for non-executive directors

Total fees and other remuneration paid to non-executive directors during the year amounted to € 898 885. This consists of the following amounts:

	Total Compensation (€) 2006	
Jean-Paul Aeschimann	80 603	Note 1
Leo Deschuyteneer	77 379	
Lord Douro	237 939	Note 2
Yves-André Istel	77 379	
Simon Murray	77 379	Note 3
Alan Quasha	77 379	
Lord Renwick of Clifton	77 379	
Jürgen Schrempp	77 379	
Ernst Verloop	77 379	
Martha Wikstrom	38 690	Note 4

Note 1: Me Jean-Paul Aeschimann, the Deputy Chairman, is counsel to the Swiss legal firm, Lenz & Staehelin. During the year under review, Lenz & Staehelin received fees totalling € 420 185 from Group companies for advice on legal and taxation matters.

Note 2: In addition to his non-executive director's fee, Lord Douro received fees, pension contributions and other benefits totalling € 160 560 in connection with his role as director and non-executive chairman of Richemont Holdings (UK) Limited, the holding company for the

Group's UK interests, and in respect of consultancy services provided to the Group.

Note 3: The Group has interests in three closed-ended investment funds managed by General Enterprise Management Services Limited. Mr Simon Murray has an effective interest of 25 per cent in this investment management company.

Note 4: On 28 February 2006, the Group committed to invest US$ 65 million in Atelier Fund, LLC, a limited liability investment company specialising in high potential opportunities in the luxury goods sector. Ms Martha Wikstrom holds a one third interest in Atelier Management LLC, the managing company of this investment fund.

Compensation for former members of governing bodies
No such payments were made during the year under review.

Allotment of units
No units were allotted to directors or members of the management board during the year under review.

Unit ownership
As at 31 March 2006 non-executive directors and parties closely linked to them owned a total of 48 100 Richemont 'A' units. Executive directors and members of the management board and parties closely linked to them held a total of 120 000 Richemont 'A' units at that date. As noted above, Mr Johann Rupert is the General Managing Partner of Compagnie Financière Rupert, which holds the 52 200 000 'B' registered units in the Group. Parties associated with Mr Johann Rupert and Compagnie Financière Rupert held a further 160 694 'A' units or 'A' unit equivalents at 31 March 2006.

Stock option plan
The Group operates a long-term unit-based compensation scheme whereby executives are awarded options to acquire units at predetermined market-linked prices. No awards under the stock option plan have been made to non-executive directors.

Richemont agrees with the principle that stock options form a significant part of compensation and that the issue of new shares to meet the obligations under stock option plans results in dilution. For this reason, Richemont has implemented a series of buy-back programmes since 1999 to acquire 'A' units to meet the obligations under its unit-based compensation schemes. By using its own capital to acquire these units, Richemont has effectively always reflected the financing cost of the unit-based compensation schemes in the income statement charge. In addition, since 2004, Richemont has purchased over the counter call options from a third party to purchase treasury units at the same strike price as the unit options granted to executives. These call options, together with the units held, provide a comprehensive hedge of the Group's anticipated obligations arising under its unit option scheme.

Further, in accordance with IFRS 2 *Share-based Payment*, the Group now recognises in its financial statements an operating expense in respect of the fair value of options granted to executives each year. The aggregate charge in respect of each option grant is amortised over the vesting period of the award. Further details are given in Note 31 to the Consolidated Financial Statements on page 100 of this report. For the year under review the IFRS 2 charge amounted to € 36 million (2005: € 31 million).

Awards under the Group's stock option plan will not result in the issue of new capital and, in consequence, there will be no dilution of current unitholders' interests.

With effect from the 2005 award, the terms of the Group's long-term unit-based compensation scheme have been amended to permit executives not only to exercise but also to trade options once they have vested. This additional feature is common amongst share-based compensation schemes of leading Swiss companies. Recognising the additional flexibility that this amendment provides to executives, the vesting period for new option grants has been deferred by one year.

Details of options held by executive directors and members of the management board under the plan at 31 March 2006 are as follows:

Granted during the year ended 31 March	Exercise price CHF	Expiry dates	Number of options
2000	24.25	2009	100 000
2003	24.25	2009	3 399 670
		2011	111 500
		2012	296 015
	20.00	2012	3 326 200
2004	29.10	2013	2 500 000
	30.95	2013	500 000
2005	33.10	2012	200 000
		2013	1 100 000
	33.55	2016	233 333
		2017	233 334
2006	41.25	2014	1 270 000
Total			13 270 052

Each option entitles the executive to purchase one Richemont 'A' unit

The above table excludes options held by directors and members of the management board who gave up their positions during the year under review.

Additional fees and remuneration

The section entitled 'Compensation for non-executive directors' above includes details of additional fees and remuneration paid to non-executive directors during the period under review. One executive director who gave up his function during the year under review received fees of € 85 908 for consultancy services provided to the Group. This is included in the total compensation for executive directors stated under 'Compensation for executive directors and senior management' above.

Loans to members of governing bodies

As at 31 March 2006, loans to two executive directors totalling € 553 453 were outstanding. The loans are denominated in Swiss francs and carry interest at rates of between 2 and 3 per cent. They are repayable over periods of up to four years. No loans were outstanding to non-executive directors. Current policy is not to extend further loans to executive directors.

Highest total compensation

The total level of remuneration paid to the highest paid director, including pension contributions, benefits in kind and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 3 198 837. In addition, that director received options during the year under review entitling him to acquire 250 000 Richemont 'A' units.

These options are exercisable as follows:

Exercise price CHF	Expiry dates	Number of options
41.25	2014	250 000

Each option entitles the executive to purchase one Richemont 'A' unit

6. SHAREHOLDER PARTICIPATION RIGHTS

Details of shareholder voting rights and the right to attend meetings of shareholders and participation certificate holders are given above in section 2 of this report under the heading 'Capital Structure'.

7. CHANGE OF CONTROL AND DEFENCE MECHANISMS

In terms of the Swiss Stock Exchange and Securities Trading Act ('SESTA'), Compagnie Financière Richemont SA has not elected to 'opt out' or 'opt up' in respect of the provisions relating to the obligations for an acquirer of a significant shareholding to make a compulsory offer to all unitholders. In accordance with the Act, any party that would directly or indirectly or acting in concert with third parties acquire more than 33¹/3 per cent of the voting rights of the Company would therefore be obliged to make an offer to acquire all of the listed equity securities of the Company. The interest of Compagnie Financière Rupert in 100 per cent of the 'B' registered shares in the Company, which existed at the date SESTA came into force, does not trigger any obligation in this respect. As noted above, Compagnie Financière Rupert controls 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA.

No specific provisions exist in the statutes or internal regulations of the Company which would seek to limit or block any takeover bid. No special contractual relationships exist between Group companies and directors or members of management which would protect management or act as a deterrent to a change of control of the Company.

The rules of the stock option plan for executives in the Group contain specific provisions in respect of a change of control of the Group, which are typical in terms of such schemes and would result in the immediate vesting of benefits due to participants in the event of a change of control taking place.

8. AUDITORS

The external auditors report to the Board of Compagnie Financière Richemont SA through the Audit Committee, which also supervises the Group's relationship with the auditors.

PricewaterhouseCoopers SA were re-appointed by the shareholders of Compagnie Financière Richemont SA at the 2005 Annual General Meeting as the auditors of the financial statements of the Company and of the consolidated financial statements of the Group. They were appointed for a period of one year and, being eligible, will stand for a further period of office of one year at this year's Annual General Meeting. PricewaterhouseCoopers (formerly Coopers & Lybrand) were initially appointed as auditors of Compagnie Financière Richemont SA and the Group in 1993. Mr David Mason assumed the role of lead auditor in September 2005.

Total fees paid or accrued as payable to PricewaterhouseCoopers for the audit of the financial statements of the Company and the Group and related services were € 5.9 million in respect of the financial year ended 31 March 2006. Fees paid or accrued as payable in respect of the financial year to PricewaterhouseCoopers for non-audit services amounted to € 2.3 million.

Representatives of PricewaterhouseCoopers attended the three scheduled meetings of the Audit Committee held during the financial year including the meeting of the Committee held on 6 June 2006 at which the financial statements were reviewed. Representatives of PricewaterhouseCoopers were not present at an ad hoc meeting of the Committee members which took place during the year under review but were subsequently informed of the meeting and had access to the minutes thereof. For further information on the role of the Audit Committee, please refer to section 3 of this report.

9. INFORMATION POLICY

The annual report is the principal source of financial and business information for unitholders. The Group's preliminary announcement of the results for the financial year is generally issued in June each year. In addition to the annual report, Richemont publishes, in November each year, an interim report on the first six months' trading period. Announcements as to current trading performance are typically made at the Annual General Meeting and, in respect of the pre-Christmas period, in January each year. Ad hoc news announcements are made in respect of matters which the Board considers to be of significance to unitholders, in accordance with the guidelines laid down by the Swiss Exchange.

The annual and interim reports are distributed to all parties who have asked to be placed on the Group's mailing list and to registered holders of South African Depository Receipts.

All news announcements other than the annual and interim reports are distributed by fax and e-mail. Shareholders and other interested parties may ask to be included on the distribution list by contacting the Company Secretary at the Company's registered office or by e-mail (secretariat@richemont.com) or by registering on the Group's website (www.richemont.com).

Copies of the annual and interim reports, the preliminary announcement and ad hoc press releases may also be downloaded from the Richemont website. Copies of the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, together with the Corporate Governance Regulations, are also available on the website.

In addition, the Group presents its annual and interim results to analysts and major investors each year. The presentations take place in Geneva and are broadcast over the internet to invited participants. The slide presentation is downloadable from the website. A replay of the broadcast and a transcript of the presentation are available to all interested parties on the Group's website within 24 hours of the presentation.

Statutory and regulatory announcements are published in the Swiss Official Gazette of Commerce ('SHAB').

DIRECTORS' REPORT

The Board of Directors of Compagnie Financière Richemont SA ('Richemont' or 'the Company') is pleased to submit its report on the activities of the Company and its subsidiary and associated undertakings (together, 'the Group') for the year ended 31 March 2006. The consolidated financial statements on the following pages set out the financial position of the Group at 31 March 2006 and the results and cash flows of its operations for the year then ended. The financial statements of the Company are presented on pages 112 to 115.

The agenda for the Annual General Meeting, which is to be held in Geneva on 14 September 2006, is set out on page 128.

Further information on the Group's activities during the year under review is given in the Financial Review on pages 40 to 52.

CONSOLIDATED BALANCE SHEET
AT 31 MARCH

	Notes	2006 € m	2005 € m
ASSETS			
Non-current assets			
Property, plant and equipment	6	742	681
Intangible assets	7	67	52
Investments in associated undertakings	8	3 347	3 218
Deferred income tax assets	9	261	227
Financial assets held at fair value through profit or loss	10	25	36
Other non-current assets	11	164	153
		4 606	4 367
Current assets			
Inventories	12	1 623	1 522
Trade and other receivables	13	602	520
Derivative financial instruments	14	7	15
Prepayments and accrued income		127	116
Cash at bank and in hand	15	1 628	1 409
		3 987	3 582
Total assets		8 593	7 949
EQUITY AND LIABILITIES			
EQUITY			
Share capital	16	334	334
Participation reserve	16	645	645
Treasury units	16	(408)	(560)
Hedge and unit option reserves	16	72	59
Cumulative translation adjustment reserve		38	24
Retained earnings		6 092	5 773
Total Unitholders' equity		6 773	6 275
Minority interest		8	6
Total equity		6 781	6 281
LIABILITIES			
Non-current liabilities			
Borrowings	17	158	155
Deferred income tax liabilities	9	33	34
Retirement benefit obligations	18	101	97
Provisions	19	51	34
		343	320
Current liabilities			
Trade and other payables	20	404	352
Current income tax liabilities		202	120
Borrowings	17	50	4
Derivative financial instruments	14	11	3
Provisions	19	85	63
Accruals and deferred income		181	173
Short-term loans		324	407
Bank overdrafts	15	212	226
		1 469	1 348
Total liabilities		1 812	1 668
Total equity and liabilities		8 593	7 949

The notes on pages 72 to 109 are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH

	Notes	2006 € m	2005 € m
Sales	5	4 308	3 671
Cost of sales		(1 588)	(1 415)
Gross profit		2 720	2 256
Selling and distribution expenses		(1 000)	(893)
Communication expenses		(503)	(414)
Administrative expenses		(509)	(468)
Other operating income	21	33	80
After:			
Net gain from sale of subsidiary undertaking		11	–
Gain on partial disposal of share of associated undertaking		–	76
Operating profit		741	561
Finance costs	24	5	(48)
Share of post-tax profit of associated undertakings	8	486	798
After:			
Share of other (expense)/income of associated undertakings		(58)	305
Profit before taxation		1 232	1 311
Taxation	9	(136)	(97)
Net profit	22	1 096	1 214
Attributable to:			
Unitholders		1 094	1 212
Minority interest		2	2
		1 096	1 214
Earnings per unit for profit attributable to Unitholders during the year (expressed in € per unit)			
– basic	25	1.978	2.212
– diluted	25	1.951	2.185

The notes on pages 72 to 109 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 MARCH

	Notes	Equity attributable to Unitholders						Minority interest	Total equity
		Unitholders' capital €m	Treasury units €m	Other reserves €m	Cumulative translation adjustment reserve €m	Retained earnings €m	Total €m	€m	€m
Balance at 31 March 2004		979	(590)	44	–	4 605	5 038	4	5 042
Currency translation adjustments		–	–	–	(9)	–	(9)	–	(9)
Transfer of hedge reserve on settlement of net investment hedge	16	–	–	(28)	28	–	–	–	–
Cash flow hedges:									
– net gains	16	–	–	24	–	–	24	–	24
– recycle to income statement	16	–	–	(12)	–	–	(12)	–	(12)
Net share of BAT equity movements	8	–	–	–	–	154	154	–	154
Net income/(expense) recognised directly in equity		–	–	(16)	19	154	157	–	157
Net profit		–	–	–	–	1 212	1 212	2	1 214
Total recognised income/(expense)		–	–	(16)	19	1 366	1 369	2	1 371
Net changes in treasury units	16	–	30	–	5	21	56	–	56
Employee unit option scheme	16	–	–	31	–	–	31	–	31
Dividends paid	26	–	–	–	–	(219)	(219)	–	(219)
Balance at 31 March 2005		979	(560)	59	24	5 773	6 275	6	6 281
Adoption of IAS 32 and IAS 39*		–	–	5	–	(5)	–	–	–
Balance at 1 April 2005		979	(560)	64	24	5 768	6 275	6	6 281
Currency translation adjustments		–	–	–	14	–	14	–	14
Cash flow hedges:									
– net losses	16	–	–	(29)	–	–	(29)	–	(29)
– recycle to income statement	16	–	–	3	–	–	3	–	3
Net share of BAT equity movements	8	–	–	–	–	(155)	(155)	–	(155)
Net income/(expense) recognised directly in equity		–	–	(26)	14	(155)	(167)	–	(167)
Net profit		–	–	–	–	1 094	1 094	2	1 096
Total recognised income/(expense)		–	–	(26)	14	939	927	2	929
Net changes in treasury units	16	–	152	–	–	(62)	90	–	90
Employee unit option scheme	16	–	–	34	–	–	34	–	34
Dividends paid	26	–	–	–	–	(553)	(553)	–	(553)
Balance at 31 March 2006		979	(408)	72	38	6 092	6 773	8	6 781

The notes on pages 72 to 109 are an integral part of these consolidated financial statements.

*In April 2005 the International Accounting Standards Board issued an amendment to International Accounting Standard 39 *Financial Instruments: Recognition and Measurement*, relating to the application of hedge accounting for highly probable forecast intra-Group transactions. The early application of this amendment by the Group has resulted in an equity restatement between the hedge reserve and retained earnings at 1 April 2005 of € 5 million.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH

	Notes	2006 € m	2005 € m
Cash flows from operating activities			
Cash flow generated from operations	27	774	481
Interest income		37	57
Interest paid		(35)	(20)
Dividends from associated undertaking		247	235
Taxation paid		(85)	(79)
Net cash generated from operating activities		938	674
Cash flows from investing activities			
Acquisition of subsidiary undertakings, net of cash acquired	29	(7)	(1)
Proceeds from disposal of subsidiary undertakings	29	15	–
Acquisition of property, plant and equipment		(210)	(160)
Proceeds from disposal of property, plant and equipment		44	41
Acquisition of intangible assets		(24)	(8)
Proceeds from disposal of intangible assets		1	–
Proceeds from disposal of preference shares of associated undertaking		–	828
Proceeds from partial disposal of share of associated undertaking		–	179
Acquisition of other non-current assets		(39)	(23)
Proceeds from disposal of other non-current assets		27	19
Net cash (used in)/generated from investing activities		(193)	875
Cash flows from financing activities			
Net repayment of borrowings		(39)	(223)
Dividends paid		(553)	(219)
Payment for treasury units		–	(25)
Proceeds from sale of treasury units		90	69
Capital element of finance lease payments		(4)	(4)
Net cash used in financing activities		(506)	(402)
Net increase in cash and cash equivalents		239	1 147
Cash and cash equivalents at beginning of year		1 183	6
Exchange (losses)/gains on cash and cash equivalents		(6)	30
Cash and cash equivalents at end of year	15	1 416	1 183

The notes on pages 72 to 109 are an integral part of these consolidated financial statements.

1. General Information

Compagnie Financière Richemont SA ('the Company') and its subsidiaries (together 'Richemont' or 'the Group') is one of the world's leading luxury goods groups. The Group's luxury goods interests encompass several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, A. Lange & Söhne, Officine Panerai, Baume & Mercier, Alfred Dunhill, Montblanc and Lancel. In addition to its luxury goods businesses, the Group holds a significant investment in British American Tobacco ('BAT') – one of the world's leading tobacco groups.

The Company is registered in Geneva, Switzerland. Shares of the Company are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont units are traded on the JSE Limited (the Johannesburg Stock Exchange).

These consolidated financial statements have been approved for issue by the Board of Directors ('the Board') on 7 June 2006.

2. Summary of significant accounting policies

2.1. Basis of preparation

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards issued or adopted by the International Accounting Standards Board ('IASB') and in accordance with interpretations issued or adopted by the International Financial Reporting Interpretations Committee ('IFRIC'), (together 'IFRS').

The policies set out below have been consistently applied to the periods presented unless otherwise stated.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2.2. Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary undertakings together with the Group's share of the results and retained post-acquisition reserves of associated undertakings and joint ventures.

2. Summary of significant accounting policies (continued)

The attributable results of subsidiary undertakings, associated undertakings and joint ventures are included in the consolidated financial statements from their dates of acquisition. Results are de-consolidated from their dates of disposal.

Uniform accounting policies have been adopted.

Subsidiary undertakings are defined as those undertakings that are controlled by the Group. Control of an undertaking most commonly exists when the Company holds, directly or indirectly through other subsidiary undertakings, more than 50 per cent of the ordinary share capital and voting rights of the undertaking. The accounts of subsidiary undertakings are drawn up at 31 March of each year. In consolidating the financial statements of subsidiary undertakings, intra-Group transactions, balances and unrealised gains and losses are eliminated.

Associated undertakings are defined as those undertakings, not classified as subsidiary undertakings, where the Group is able to exercise a significant influence. Associated undertakings are accounted for under the equity method. The Group's share of the results and attributable net assets of the principal associated undertaking, BAT, is derived from accounts drawn up at 31 March of each year. The Group's shares of other associated undertakings results and net assets are derived by reference to the last audited accounts available.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertaking. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group recognises, as equity movements, its share of transactions booked by associated undertakings directly in equity.

Joint ventures are enterprises that are jointly controlled by the Group and one or more other parties in accordance with contractual arrangements between the parties. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' income and expenses, assets and liabilities and cash flows in the relevant components of the consolidated financial statements.

The Group treats transactions with minority interests as transactions with parties external to the Group.

2.3. Segment reporting

Details on the Group segments can be found under note 5. The Group uses business segments as the primary segments while geographical segments are considered secondary.

2.4. Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in euros, which is the Company's functional and presentation currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the average exchange rates prevailing during the period. The average rates approximate actual rates at the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied as explained in note 3.2.

(c) Subsidiary and associated undertakings
The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment reserve).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to Unitholders' equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5. Property, plant and equipment

Land and buildings comprise mainly factories, retail boutiques and offices.

All property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, up to the limits, as follows:

– Buildings	50 years
– Plant and machinery	20 years
– Fixtures, fittings, tools and equipment	15 years

Land and assets under construction are not depreciated.

The assets' residual values and useful lives are reviewed annually, and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.6. Intangible assets

(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associated undertakings is included in the carrying value of the investment in the associated company.

Goodwill arising from subsidiaries is tested annually for impairment and carried at cost less accumulated impairment

2.6. Intangible assets (continued)

losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The cash-generating units represent the Group's investments in assets grouped at the lowest levels for which there are separately identifiable cash flows.

(b) Computer software and related licenses
Costs that are directly associated with developing, implementing or improving identifiable software products having an expected benefit beyond one year are recognised as intangible assets and amortised using the straight-line method over their useful lives, not exceeding a period of five years. Licenses are amortised over their contractual lives. Costs associated with evaluating or maintaining computer software are expensed as incurred.

(c) Research and development, patents and trademarks
Research expenditures are recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life and that have been capitalised are amortised from the commencement of commercial production of the product on the straight-line method over the period of its expected benefit.

(d) Leasehold rights and key money
Premiums paid to parties other than the lessor at the inception of operating leases for leasehold buildings are capitalised and amortised over their expected useful lives or, if shorter, the lease period.

2.7. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. The Group has identified goodwill as the only category of asset with an indefinite life.

All other fixed and financial assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be fully recoverable.

An impairment loss is recognised for the amount by which an asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell, and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

2.8. Other financial asset investments

The Group classifies its investments in the following categories: financial assets held at fair value through profit or loss, loans and receivables and held-to-maturity investments. The classification depends on the purpose for which the investment was acquired. Management determines the classification of its investments at initial recognition.

(a) Financial assets held at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are categorised as held for trading. Assets in this category are classified as current if they are either held for trading or are expected to be realised within the next 12 months.

Purchases and sales of these financial assets are recognised on the transaction date. They are initially recognised at cost, which represents fair value. Fair value adjustments are included in the income statement in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or if the assets comprise unlisted securities, the Group establishes fair value by using valuation techniques which include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis refined to reflect the issuer's specific circumstances.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets held with no intention of trading and which have fixed or determinable payments that are not quoted in an active market. They are included in trade and other receivables within current assets, except for maturities greater than 12 months which are classified as other non-current assets.

(c) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intention and ability to hold to maturity. The Group did not hold any investments in this category during the year.

2.9. Other non-current assets

The Group holds a collection of jewellery and watch pieces primarily for presentation purposes to promote the Maisons and their history. They are not intended for sale.

Maisons collection pieces are held as non-current assets at cost less any permanent impairment in value.

2.10. Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost is determined using either a weighted average or specific identification basis depending on the nature of the inventory. The cost of finished goods and work in progress comprises raw materials, direct labour, related production overheads and, where applicable, duties and taxes. It excludes borrowing costs.

2.11. Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the provision is recognised in the income statement.

2.12. Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

2.13. Equity

(a) Share capital and participation reserve

Shares issued by the Company are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg, to form Richemont units, and are classified as share capital and participation reserves attributable to Unitholders.

(b) Treasury units

All consideration paid by the Group in the acquisition of treasury units and received by the Group on the disposal of treasury units is recognised directly in Unitholders' equity. The cost of treasury units held is deducted from Unitholders' equity. Gains or losses arising on the disposal of treasury units are recognised within retained earnings directly in Unitholders' equity.

2.14. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15. Current and deferred income tax

Taxes on income are provided in the same period as the revenue and expenses to which they relate. Current taxes include capital taxes of some jurisdictions.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences and the carryforward of unused tax losses can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16. Employee benefits

(a) Retirement benefit obligations

The Group operates a number of defined benefit and defined contribution post-employment benefit plans throughout the world. The plans are generally funded through payments to trustee-administered funds by both employees and relevant Group companies taking into account periodic actuarial calculations. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive post-employment, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligations at the balance sheet date less the fair

2.16. Employee benefits (continued)

values of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligations are calculated on a regular cyclical basis by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the yields available at balance sheet dates on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the terms of the related pension liability.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time ('the vesting period'). In this case, the past service costs are amortised on the straight-line method over the vesting period.

Actuarial gains and losses in excess of the greater of 10 per cent of the value of plan assets or 10 per cent of the defined benefit obligations are charged or credited to income over the expected average remaining service lives of employees.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to, either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) Bonus plans

The Group recognises a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(d) Share-based payment

The Group operates an equity-settled share-based compensation plan based on options granted in respect of Richemont units. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement over the remaining vesting period and a corresponding adjustment to equity.

2.17. Provisions

Provisions for restructuring costs, legal claims and other liabilities are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring and property related provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value at the balance sheet date of management's best estimate of the expenditure required to settle the obligation. The pre-tax discount rate used to determine the present value reflects current market assessments of the time value of money and the risk specific to the liability. Any increase in provisions due to the passage of time are recognised as interest expense.

2.18. Revenue recognition

(a) Goods and services

Sales revenue comprises the fair value of the sale of goods and services, net of value-added tax, duties, other sales taxes, rebates and trade discounts and after eliminating sales within the Group. Revenue is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Where there is historical experience of agreeing to customer returns, accumulated experience is used to estimate and provide for such returns at the time of sale.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Royalty income

Royalty income is recognised on the accruals basis in accordance with the substance of the relevant agreements.

2. Summary of significant accounting policies (continued)

(d) Dividend income
Dividend income is recognised when the right to receive payment is established.

2.19. Leases

(a) Operating leases
Payments made under operating leases (net of any incentives received) are charged to the income statement on the straight-line method over the lease term. Sub-lease income (net of any incentives given) is credited to the income statement on the straight-line method over the sub-lease term.

(b) Finance leases
At commencement of the lease term, assets and liabilities are recognised at the lower of the present value of future minimum lease payments or fair value of the leased item. Property, plant and equipment so recognised are depreciated over the shorter of their expected useful lives or the lease term.

In cases where land and buildings are acquired under finance leases, separate values of the land and buildings are established.

2.20. Dividend distributions

Dividend distributions to the Richemont Unitholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the shareholders of the Company and of Richemont SA.

2.21. Changes to IFRS

Certain new accounting standards issued by IASB and new interpretations issued by IFRIC are mandatory for accounting periods beginning on or after 1 January 2006. These will not affect the Group's result but will affect disclosures. The standards that will affect disclosures are IFRS 7 *Financial Instruments: Disclosures* and an amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures*, both effective for accounting periods beginning on or after 1 January 2007. It is not expected that the application of these new standards will have a material impact on the Group's consolidated financial statements.

3. Financial risk management

3.1. Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk, cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

3. Financial risk management (continued)

Risk management is carried out by a central treasury department ('Group Treasury') under policies approved by the Board. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board has approved formal written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss franc, US dollar, HK dollar and Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Entities in the Group use forward contracts to manage their foreign exchange risk arising from recognised assets and liabilities. Foreign exchange risk arises when recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury oversees the management of the net position in each foreign currency by using external forward currency contracts.

External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The Group's risk management policy is to hedge up to 70 per cent of anticipated net exposure arising in US dollars, HK dollars and Yen for the subsequent 12 months. A significant portion of projected sales in each major currency qualifies as 'highly probable' forecast transactions for hedge accounting purposes.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

(ii) Price risk
The Group is exposed to equity securities' price risk because of investments held and classified in the consolidated balance sheet as financial assets held at fair value through profit or loss. The Group is exposed to commodity price risk relating to the purchase of precious metals and stones for use in its manufacturing processes.

3.1. Financial risk factors (continued)

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate level of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The Group raises long-term borrowings at floating rates and swaps them into fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

3.2. Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions (cash flow hedge); or hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedge purposes are disclosed in note 14. Movements in the hedge reserve in Unitholders' equity are shown in note 16.5.

(a) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for example, when the forecast transaction that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(b) Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity in respect of a foreign operation are included in the income statement on disposal of that operation.

(c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

3.3. Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, trading and

3. Financial risk management (continued)

available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal values less estimated credit adjustments of trade receivables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical accounting estimates and judgements

The Group is required to make estimates and assumptions that affect certain balance sheet and income statement items and certain disclosures regarding contingencies. Estimates and judgements applied by management are continuously evaluated and are based on information available, historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances at the dates of preparation of the consolidated financial statements. Principal matters where assumptions, judgement and estimates have a significant role are described in relevant notes to the consolidated financial statements and relate in particular to:

(a) the determination of sales deductions, including rebates, discounts and incentives, which are reported as a reduction in sales;
(b) the determination of carrying values for property, plant and equipment, intangible assets and inventories;
(c) the assessment and recording of liabilities in respect of retirement benefit obligations;
(d) the recognition of provision for income taxes, including deferred taxation, taking into account the related uncertainties in the normal course of business.

5. Segment information

A business segment is a group of assets and operations engaged in providing products that are subject to risks and returns that are different from those of other business segments. The Group has opted to use business segments as the primary segments.

A geographical segment is engaged in providing products within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The Group uses geographical segments as the secondary segments.

(a) Primary reporting format – business segments
For the purposes of clarity and comparability of external reporting, the Group combines internal management units with similar risk and reward profiles into business operating segments, which are constituted as follows:

- Jewellery Maisons – brands whose heritage is in the design, manufacture and distribution of jewellery products; these comprise Cartier and Van Cleef & Arpels.
- Specialist Watchmakers – brands whose primary activity includes the design, manufacture and distribution of precision timepieces. The Group's specialist watchmakers comprise Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, Piaget and Officine Panerai.
- Writing Instrument Maisons – brands whose primary activity includes the design, manufacture and distribution of writing instruments. These are Montblanc and Montegrappa.
- Leather and Accessories Maisons – brands whose activities include the design and distribution of primarily leather goods and other accessories, being Alfred Dunhill and Lancel.

Other Group operations mainly comprise Chloé, royalty income and other businesses. None of these constitutes a separately reportable segment.

Amounts included within the Central Support Services category represent the Group's corporate operations which cannot meaningfully be attributed to the segments.

The entire product range of a particular Maison, which may include watches, writing instruments, jewellery and leather goods, is reflected in the sales and operating result for that segment.

Segment assets consist primarily of property, plant and equipment, inventories, trade and other debtors and non-current assets. Segment liabilities comprise operating liabilities, including provisions, but excluding bank overdrafts, short and long-term loans.

Inter segment transactions are transacted at prices that reflect the risk and rewards transferred and are entered into under normal commercial terms and conditions.

5. Segment information (continued)

(a) Primary reporting format – business segments (continued)

The segment results for the years ended 31 March are as follows:

	Sales		Inter segment sales		Total segment sales	
Sales:	2006 € m	2005 € m	2006 € m	2005 € m	2006 € m	2005 € m
Jewellery Maisons	2 227	1 938	15	7	2 242	1 945
Specialist Watchmakers	1 063	870	9	1	1 072	871
Writing Instrument Maisons	497	424	7	3	504	427
Leather and Accessories Maisons	283	259	8	–	291	259
Other Businesses	238	180	75	87	313	267
	4 308	3 671	114	98	4 422	3 769

	Segment result	
Segment result:	2006 € m	2005 € m
Jewellery Maisons	616	456
Specialist Watchmakers	227	145
Writing Instrument Maisons	83	58
Leather and Accessories Maisons	(38)	(41)
Other Businesses	22	2
Central Support Services	(169)	(59)
Operating profit	741	561
Finance costs	5	(48)
Operating profit before share of results of associated undertakings	746	513
Share of post-tax profit of associated undertakings	486	798
After:		
Share of other (expense)/income of associated undertakings	(58)	305
Profit before taxation	1 232	1 311
Taxation	(136)	(97)
Net profit	1 096	1 214

5. Segment information (continued)

The net segment assets at 31 March are as follows:

Net segment assets:	Segment assets 2006 € m	Segment assets 2005 € m	Segment liabilities 2006 € m	Segment liabilities 2005 € m	Net segment assets 2006 € m	Net segment assets 2005 € m
Jewellery Maisons	1 550	1 389	(215)	(171)	1 335	1 218
Specialist Watchmakers	778	731	(107)	(90)	671	641
Writing Instrument Maisons	313	283	(70)	(62)	243	221
Leather and Accessories Maisons	150	151	(54)	(47)	96	104
Other Businesses	155	115	(57)	(44)	98	71
Central Support Services	411	426	(229)	(211)	182	215
	3 357	3 095	(732)	(625)	2 625	2 470
Investments in associated undertakings	3 347	3 218	–	–	3 347	3 218
Cash and cash equivalents	1 628	1 409	(212)	(226)	1 416	1 183
Short-term loans and borrowings	–	–	(532)	(566)	(532)	(566)
Retirement benefit obligations	–	–	(101)	(97)	(101)	(97)
Deferred and current income tax, net	261	227	(235)	(154)	26	73
Net assets	8 593	7 949	(1 812)	(1 668)	6 781	6 281

Items related to property, plant, equipment and intangible assets:	Capital expenditure 2006 € m	Capital expenditure 2005 € m	Depreciation/amortisation charge 2006 € m	Depreciation/amortisation charge 2005 € m	Impairment charge 2006 € m	Impairment charge 2005 € m
Jewellery Maisons	96	50	48	50	–	–
Specialist Watchmakers	36	38	23	23	–	2
Writing Instrument Maisons	18	15	18	19	–	–
Leather and Accessories Maisons	11	11	10	8	–	–
Other Businesses	17	10	8	7	–	–
Central Support Services	56	44	27	36	–	–
	234	168	134	143	–	2

Other non-cash items:	Unit option costs 2006 € m	Unit option costs 2005 € m
Jewellery Maisons	6	4
Specialist Watchmakers	4	3
Writing Instrument Maisons	2	1
Leather and Accessories Maisons	1	1
Other Businesses	1	1
Central Support Services	22	21
	36	31

5. Segment information (continued)

(b) Secondary reporting format – geographical segments

Sales, segment assets and capital expenditure in the Group's three main geographical areas are as follows for the years ended 31 March:

	Sales		Segment assets		Capital expenditure	
	2006 €m	2005 €m	2006 €m	2005 €m	2006 €m	2005 €m
Europe	**1 811**	1 580	**2 363**	2 217	**167**	119
France	**409**	376	**424**	403	**37**	27
Switzerland	**195**	160	**1 272**	1 206	**95**	52
Germany, Italy and Spain	**607**	533	**401**	386	**18**	16
Other Europe	**600**	511	**266**	222	**17**	24
Asia	**1 622**	1 394	**578**	515	**42**	27
Hong Kong/China	**492**	389	**166**	123	**10**	4
Japan	**723**	639	**277**	282	**20**	10
Other Asia	**407**	366	**135**	110	**12**	13
Americas	**875**	697	**416**	363	**25**	22
USA	**685**	538	**352**	296	**24**	20
Other Americas	**190**	159	**64**	67	**1**	2
	4 308	3 671	**3 357**	3 095	**234**	168

Sales are allocated based on the location of the customer. Segment assets and capital expenditure are allocated based on where the assets are located.

6. Property, plant and equipment

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2004	350	236	727	35	1 348
Exchange adjustments	(2)	–	(17)	–	(19)
Additions	21	14	85	41	161
Transfers and reclassifications	21	1	10	(31)	1
Disposals	(26)	(7)	(49)	(2)	(84)
Impairment	(2)	–	–	–	(2)
Balance at 31 March 2005	362	244	756	43	1 405
Depreciation					
Balance at 1 April 2004	71	184	409	–	664
Exchange adjustments	–	–	(9)	–	(9)
Charge for the year	11	22	95	–	128
Transfers and reclassifications	–	–	1	–	1
Disposals	(11)	(6)	(43)	–	(60)
Balance at 31 March 2005	71	200	453	–	724
Net book amount					
at 31 March 2005	291	44	303	43	681

6. Property, plant and equipment (continued)

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2005	362	244	756	43	1 405
Exchange adjustments	(3)	(3)	14	–	8
Acquisition/(disposal) of subsidiary undertakings	(5)	3	(15)	–	(17)
Additions	32	25	124	29	210
Transfers and reclassifications	51	3	(20)	(57)	(23)
Disposals	(21)	(12)	(76)	(1)	(110)
Balance at 31 March 2006	416	260	783	14	1 473
Depreciation					
Balance at 1 April 2005	71	200	453	–	724
Exchange adjustments	(1)	(3)	7	–	3
Acquisition/(disposal) of subsidiary undertakings	(5)	2	(10)	–	(13)
Charge for the year	14	15	86	–	115
Transfers and reclassifications	11	–	(25)	–	(14)
Disposals	(2)	(11)	(71)	–	(84)
Balance at 31 March 2006	88	203	440	–	731
Net book amount					
at 31 March 2006	328	57	343	14	742

Depreciation expense of € 32 million has been charged to cost of sales in the year (2005: € 25 million).

Included above is property, plant and equipment held under finance leases with a net book amount of € 24 million (2005: € 21 million).

The impairment charges in 2005 relate to the reorganisation of certain retail and manufacturing operations and were included in net operating expenses.

Borrowing costs capitalised during the current and prior years at a rate of 2.0 per cent (2005: 1.5 per cent) were insignificant.

Committed capital expenditure not reflected in these financial statements amounted to € 4 million at 31 March 2006 (2005: € 17 million).

7. Intangible assets

	Leasehold and distribution rights € m	Computer software and related licenses € m	Development costs and other € m	Total € m
Cost				
Balance at 1 April 2004	127	23	–	150
Additions	4	4	–	8
Disposals	(1)	–	–	(1)
Balance at 31 March 2005	130	27	–	157
Amortisation				
Balance at 1 April 2004	75	16	–	91
Charge for the year	9	6	–	15
Disposals	(1)	–	–	(1)
Balance at 31 March 2005	83	22	–	105
Net book amount				
at 31 March 2005	47	5	–	52

	Leasehold and distribution rights € m	Computer software and related licenses € m	Development costs and other € m	Total € m
Cost				
Balance at 1 April 2005	130	27	–	157
Acquisition/(disposal) of subsidiary undertakings	2	(1)	6	7
Additions	3	6	15	24
Transfers and reclassifications	(4)	–	17	13
Disposals	(4)	–	(3)	(7)
Balance at 31 March 2006	127	32	35	194
Amortisation				
Balance at 1 April 2005	83	22	–	105
Charge for the year	10	3	6	19
Transfers and reclassifications	–	–	7	7
Disposals	(3)	–	(1)	(4)
Balance at 31 March 2006	90	25	12	127
Net book amount				
at 31 March 2006	37	7	23	67

Amortisation expense of € 1 million (2005: € 1 million) relating to intangibles has been charged to cost of sales.

The remaining amortisation periods for intangible assets range between 1 and 20 years.

8. Investments in associated undertakings

	BAT €m	Other €m	Total €m
At 1 April 2004	2 666	–	2 666
Exchange adjustments	(66)	–	(66)
Share of post-tax profit	798	–	798
Dividends received	(235)	–	(235)
Partial disposal of effective interest	(99)	–	(99)
Dilution in percentage holding on conversion of preference shares	228	–	228
Other equity movements	(74)	–	(74)
At 31 March 2005	3 218	–	3 218
Exchange adjustments	41	–	41
Share of post-tax profit	486	–	486
Dividends received	(247)	–	(247)
Transfer from unlisted undertakings	–	4	4
Other equity movements	(155)	–	(155)
At 31 March 2006	3 343	4	3 347

Investments in associated undertakings at 31 March 2006 include goodwill of € 2 510 million (2005: € 2 547 million).

British American Tobacco ('BAT')

The summarised financial information in respect of the Group's share of results, assets and liabilities of its principal associated undertaking, BAT, is as follows:

	2006 €m	2005 €m
Operating profit	731	710
Share of post-tax profit of BAT's associated undertakings	110	69
Share of other (expense)/income	(58)	305
Finance costs	(69)	(73)
Profit before taxation	714	1 011
Taxation	(191)	(178)
Net profit	523	833
Minority interest	(37)	(35)
Share of post-tax profit	486	798

Richemont's share of other (expense)/income of its associated undertaking in the year ended 31 March 2005 arose primarily from the gain on sale of certain of BAT's subsidiaries and investments partially offset by restructuring costs incurred by BAT.

Accounts are drawn up at 31 March of each year in respect of BAT, and the Group's share of results and retained reserves is derived therefrom. Summarised financial information regarding the BAT group appearing in such accounts is as follows:

	2006 £m	2005 £m
Shareholders' equity	6 996	6 245
Revenue	9 515	10 240
Profit from operations	2 689	2 562
Attributable profit for the year	1 795	2 905

Total assets and liabilities are taken from BAT's latest published financial statements, which are drawn up to 31 December. No significant transactions or events have occurred since that date, which would materially change the amounts disclosed.

	31 December 2005 £m	31 December 2004 £m
Total assets	19 047	17 775
Total liabilities	(12 170)	(11 658)

8. Investments in associated undertakings (continued)

Richemont accounts for its effective interest in BAT under the equity method. As at 31 March 2006, the Group holds an effective interest of 18.6 per cent in BAT. The Group has joint control of an entity holding 28.9 per cent of BAT and this joint venture has the ability to exert significant influence over BAT, including representation on the Board of Directors. Thus, Richemont considers BAT to be an associated undertaking.

Changes in the Group's percentage holding of BAT during the year ended 31 March 2006 relate to the share buy-back programme carried out by BAT during the year. The changes in the year ended 31 March 2005 reflect the conversion of the BAT preference shares into ordinary shares on 28 May 2004, the partial sale by the Group of BAT shares to its joint venture partner Remgro Limited in February 2005 and the share buy-back programme carried out by BAT during the year. The following table indicates the percentages applied to BAT's profits:

For the year ended 31 March 2006:	Percentage
1 April 2005 to 30 June 2005	18.4
1 July 2005 to 30 September 2005	18.5
1 October 2005 to 31 March 2006	18.6

For the year ended 31 March 2005:	Percentage
1 April 2004 to 31 May 2004	19.7
1 June 2004 to 30 September 2004	18.7
1 October 2004 to 28 February 2005	18.8
1 March 2005 to 31 March 2005	18.3

The market capitalisation of BAT ordinary shares at 31 March 2006 was £ 29 161 million (2005: £ 19 935 million). The fair value of the Group's effective interest of 18.6 per cent in BAT ordinary shares at that date was € 7 960 million (2005: effective interest 18.3 per cent, fair value € 5 292 million).

BAT has contingent liabilities in respect of litigation regarding product liability, overseas taxation and guarantees in various countries. Despite the quality of defences judged by BAT to be available, there is a possibility that its operating results or cash flows could be materially affected by the outcomes of such matters, which could give rise to a consequent effect on the Group's share of results and attributable net assets.

Other

Since 31 January 2006, the Group has held a 32.8 per cent share of equity in Net-à-Porter Ltd, a company incorporated in the United Kingdom. The Group's investment in this company was previously classified in 'Investments in unlisted undertakings'. The Group's share of this associated undertaking was recorded for the first time under the equity method at 31 March 2006 and was determined with reference to its audited accounts for the year ended 31 January 2006. Therefore, the Group has not recognised any amount in the consolidated income statement to 31 March 2006 in respect of its share of results from Net-à-Porter. The principal activity of Net-à-Porter is the online retailing of women's designer branded, ready-to-wear fashion, shoes and accessories.

	2006 €m
Share of associate's assets	6
Share of associate's liabilities	(2)
	4

9. Tax

9.1. Deferred income tax

Deferred income tax assets

	1 April 2005 € m	Exchange adjustments € m	(Charge)/ credit for year € m	31 March 2006 € m
Depreciation	21	1	3	25
Provision on inventories	25	1	(6)	20
Bad debt reserves	2	–	–	2
Retirement benefits	12	–	1	13
Unrealised gross margin elimination	97	–	31	128
Tax losses carried forward	51	1	(7)	45
Other	19	1	8	28
	227	4	30	261

Deferred income tax liabilities

	1 April 2005 € m	Exchange adjustments € m	(Charge)/ credit for year € m	31 March 2006 € m
Depreciation	(9)	–	(1)	(10)
Provision on inventories	(12)	(1)	2	(11)
Retirement benefits	(2)	–	2	–
Other	(11)	–	(1)	(12)
	(34)	(1)	2	(33)

At 31 March 2006 the Company and its subsidiary undertakings had taxation losses carried forward of € 288 million (2005: € 279 million) in respect of which deferred tax assets had not been recognised as the future utilisation of these losses is uncertain. The majority of these losses can be carried forward more than five years. Based on current rates of taxation, future utilisation of these losses would result in the recognition of deferred tax assets at 31 March 2006 of € 92 million (2005: € 88 million).

The Company and its subsidiary undertakings also had temporary differences of € 56 million (2005: € 43 million) in respect of which deferred tax assets had not been recognised as the future utilisation of these temporary differences is uncertain. Based on current rates of taxation, future utilisation of these temporary differences would result in the recognition of deferred tax assets at 31 March 2006 of € 19 million (2005: € 13 million).

9.2. Taxation

Taxation charge in the income statement:

	2006 € m	2005 € m
Current tax	168	98
Deferred tax	(32)	(1)
	136	97

No taxation charge arose on other income and expense recognised directly in equity.

The average effective tax rate is calculated in respect of profit before taxation but excluding the share of post-tax profit of associated undertakings. The rates for the years ended 31 March 2006 and 2005 were 18.2 per cent and 18.9 per cent respectively.

9. Tax (continued)

The taxation charge on the Group's profit before tax differs from the amount that arises using the statutory tax rates applicable to profits of the consolidated companies as follows:

	2006 € m	2005 € m
Profit before taxation	1 232	1 311
less share of post-tax profit of associated undertakings	(486)	(798)
Adjusted profit before taxation	746	513
Tax on adjusted profit calculated at home statutory tax rates	157	108
Difference in tax rates	(37)	(21)
Non-taxable income	(2)	(3)
Non-deductible expenses	7	9
Utilisation and recognition of prior year tax losses	(16)	(11)
Non-recognition of current year tax losses	5	15
Withholding and other taxes	16	8
Prior year adjustments	6	(8)
Taxation charge	136	97

The tax rate applied reflects the rate applicable to the principal trading company in the home country.

10. Financial assets held at fair value through profit or loss

	2006 € m	2005 € m
Investments in unlisted undertakings	25	36

At 31 March 2006 the Group had committed to invest a further € 9 million (2005: € 3 million) in unlisted undertakings until 2010.

11. Other non-current assets

	2006 € m	2005 € m
Maisons collections	83	78
Lease deposits	60	52
Loans and receivables	13	13
Other assets	8	10
	164	153

12. Inventories

	2006 € m	2005 € m
Raw materials and work in progress	508	476
Finished goods	1 115	1 046
	1 623	1 522

The cost of inventories recognised as an expense and included in cost of sales amounted to € 1 440 million (2005: € 1 278 million).

The Group reversed € 92 million (2005: € 67 million) of a previous inventory write-down during the year as the goods were sold at an amount in excess of the written down value. The amount reversed has been included in cost of sales.

The Group recognised € 99 million (2005: € 90 million) in the write-down of inventory as a charge to cost of sales.

13. Trade and other receivables

	2006 € m	2005 € m
Trade receivables	490	417
Less provision for impairment	(15)	(15)
Trade receivables – net	475	402
Loans and receivables	90	81
Other receivables	37	37
	602	520

Trade and other receivables are based on expected cash flows which are not discounted as they are expected to occur within the next twelve months.

There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally-dispersed customers.

14. Derivative Financial Instruments

The Group uses the following derivatives instruments:

(a) Currency forwards: representing commitments to purchase or sell foreign and domestic currencies.

(b) Foreign currency options: contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option), at or by a set date or during a set period, a specific amount of a foreign currency or financial instrument at a pre-determined price.

(c) Double accrual style option forwards: forward instruments that incorporate similar option terms as described above and that may give the right to double the nominal value of the forward contract.

14. Derivative Financial Instruments (continued)

(d) Interest rate swaps: commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of interest rates (for example, fixed for floating). No exchange of principal takes place. The Group's credit risk represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation.

(e) Call options: agreements granting the right to buy Richemont units at pre-determined prices as treasury stock to partially hedge the Group's obligations arising under the unit option scheme (note 16).

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms.

The fair value of publicly traded derivatives, securities and investments is based on quoted market prices at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date.

The fair values and nominal amounts of derivative instruments held are as follows:

	Nominal amount		Fair value assets		Fair value liabilities	
	2006 € m	2005 € m	2006 € m	2005 € m	2006 € m	2005 € m
Derivatives designated as cash flow hedges						
Qualifying cash flow hedges						
Currency derivatives						
– currency forwards	437	457	4	13	(9)	(2)
– currency options	–	26	–	1	–	(1)
Non-qualifying cash flow hedges						
Double accrual style option forwards	55	12	1	1	(2)	–
Interest rate swap derivatives	83	97	2	–	–	–
Non-hedge derivatives						
Currency forwards	71	57	–	–	–	–
			7	15	(11)	(3)

Nominal amount

Nominal amounts represent the following:

- Currency forward contracts: the sum of all contract volumes, bought or sold, outstanding at the year-end.
- Currency options: the sum of the amounts underlying the options outstanding at the year-end.
- Double accrual style option forwards: the nominal value accrued at year-end. Depending on future movements in foreign currency exchange rates the nominal amount at the date of expiry of these options could range between € 55 million and € 158 million.
- Interest rate swaps: the sum of the principal amounts underlying the swaps outstanding at the year-end.

Foreign currency amounts have been translated to euros using the exchange rates prevailing at the balance sheet date.

Non-hedge derivatives

Non hedge derivatives are transactions involving foreign currency options or currency forwards.

Net investment hedge

The hedge of a net investment was the forward sale by a Group company, with a functional currency of euros, of an amount in pounds sterling to hedge its investment in a company, with a functional currency of pounds sterling, that holds the investment in British American Tobacco ('BAT'). The hedge was put in place to cover the Group's share of proceeds resulting from the redemption of the BAT preference shares in June 2004 or the exercise of the call warrants issued in respect thereof.

Interest rate swaps

Interest rate swaps have been entered into to manage the risk relative to fluctuations in variable interest rates on short and medium-term lines of credit. At 31 March 2006 the weighted average interest charge of the Group was 3.1 per cent (2005: 2.2 per cent).

15. Cash and cash equivalents

	2006 € m	2005 € m
Cash at bank and in hand	1 628	1 409
Bank overdrafts	(212)	(226)
	1 416	1 183

The effective interest rate on bank overdrafts was 3.4 per cent (2005: 3.1 per cent). The effective interest rate on short-term deposits was 2.1 per cent (2005: 1.6 per cent).

16. Equity

16.1. Share capital

	2006 € m	2005 € m
Authorised, issued and fully paid:		
522 000 000 'A' bearer shares with a par value of CHF 1.00 each	304	304
522 000 000 'B' registered shares with a par value of CHF 0.10 each	30	30
	334	334

16.2. Participation reserve

	2006 € m	2005 € m
Reserve in respect of 574 200 000 participation certificates with no par value issued by Richemont SA	645	645

16.3. Unitholders' capital

In accordance with the articles of incorporation of the respective companies, the shares issued by the Company and the participation certificates issued by Richemont SA have been twinned as follows:

(a) Each 'A' bearer share in the Company with a par value of CHF 1.00 is twinned with one bearer participation certificate in Richemont SA with no par value to form one 'A' unit, issued to bearer.

(b) Every ten 'B' registered shares in the Company with a par value of CHF 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form.

16. Equity (continued)

The total number of units in issue is made up as follows:

	2006 Units	2005 Units
(a) 'A' bearer units, each comprising one 'A' bearer share in the Company and one bearer participation certificate in Richemont SA	522 000 000	522 000 000
(b) 'B' registered units, each comprising ten 'B' registered shares in the Company and one registered participation certificate in Richemont SA	52 200 000	52 200 000
	574 200 000	574 200 000

In view of this indivisible twinning of shares and participation certificates, the participation reserve of Richemont SA is presented in the consolidated balance sheet of the Company as a component of Unitholders' capital. For the same reason, information that would normally be stated on a per share basis is stated in these financial statements on a per unit basis.

Options granted to executives in respect of Richemont 'A' units under the terms of the unit option scheme are described in note 31.

16.4. Treasury units

In order to hedge partially its obligations arising under the unit option scheme, the Group has purchased Richemont 'A' units. Changes in the holding of this treasury stock of units are shown as movements in Unitholders' equity as follows:

Movements in treasury units

	Units millions	€ m
Balance at 1 April 2004	28.3	590
Units sold	(4.3)	(90)
Change in valuation method	–	60
Balance at 31 March 2005	24.0	560
Units sold	(5.8)	(152)
Balance at 31 March 2006	18.2	408

The cost value of the 5.8 million units (2005: 4.3 million units) sold during the year to scheme participants who exercised their options was € 152 million (2005: € 90 million).

The Group has entered into over-the-counter purchased call options with a third party to purchase treasury units at the same strike prices as the unit options granted to executives in June 2005 and 2004. These call options together with treasury units provide a comprehensive hedge of the Group's obligations arising under the unit option scheme.

16. Equity (continued)

16.4. Treasury units (continued)

The market value of the 18.2 million units (2005: 24.0 million units) held by the Group at the year-end, based on the closing price at 31 March 2006 of CHF 62.50 (2005: CHF 37.55), amounted to € 719 million (2005: € 581 million).

During the previous year the Group changed the method used to determine the cost of treasury units sold. Previously the cost of units sold was measured on an 'allocated cost' basis. At 31 March 2005 the Group implemented a First-In-First-Out basis which resulted in an increase in the value of units held amounting to € 60 million, with a corresponding increase in retained earnings.

16.5. Hedge and unit option reserves

	Hedge reserve € m	Unit option reserve € m	Total € m
Balance at 1 April 2004	26	18	44
Movements in hedge reserve			
– fair value gains	24	–	24
– recycle to income statement	(12)	–	(12)
– transfer to cumulative translation adjustment reserve	(28)	–	(28)
Movement in employee unit option reserve			
– expense recognised in the year	–	31	31
Balance at 31 March 2005	10	49	59
Adoption of IAS 32 and IAS 39*	5	–	5
Balance at 1 April 2005	15	49	64
Exchange adjustments	–	(2)	(2)
Movements in hedge reserve			
– fair value losses	(29)	–	(29)
– recycle to income statement	3	–	3
Movement in employee unit option reserve			
– expense recognised in the year	–	36	36
Balance at 31 March 2006	(11)	83	72

* In April 2005 the International Accounting Standards Board issued an amendment to International Accounting Standard 39 *Financial Instruments: Recognition and Measurement* relating to the application of hedge accounting for highly probable forecast intra-Group transactions. The early application of this amendment by the Group has resulted in an equity restatement between the hedge reserve and retained earnings at 1 April 2005 of € 5 million.

16.6. Legal reserves

Legal reserves amounting to € 95 million (2005: € 95 million) are included in the reserves of Group companies but are not available for distribution.

17. Borrowings

	2006 € m	2005 € m
Non-current		
Bank borrowings	147	141
Finance lease obligations	11	14
	158	155
Current		
Bank borrowings	47	–
Finance lease obligations	3	4
	50	4
Total borrowings	208	159

	Bank borrowings		Finance lease obligations		Total	
	2006 € m	2005 € m	2006 € m	2005 € m	2006 € m	2005 € m
Amounts repayable within the financial year ending 31 March						
2006	–	–	–	4	–	4
2007	47	50	3	4	50	54
2008	140	91	3	2	143	93
2009	7	–	3	4	16	9
Thereafter	–	–	6	5	–	–
	194	141	15	19	209	160
Interest	–	–	(1)	(1)	(1)	(1)
	194	141	14	18	208	159

Bank and other borrowings are subject to market-linked rates of interest ranging from 0.8 per cent to 4.7 per cent.

The Group's borrowings are denominated in the following currencies:

	2006 € m	2005 € m
Euro	13	19
Hong Kong dollar	117	69
Yen	71	66
Other	7	5
	208	159

18. Retirement benefit obligations

The net liabilities reflected in non-current liabilities in the balance sheet in respect of post-employment benefit plans are determined as follows:

	2006 € m	2005 € m
Present value of funded obligations	(529)	(466)
Fair value of plan assets	590	501
	61	35
Present value of unfunded obligations	(103)	(96)
Unrecognised actuarial deficit	9	10
Amount not recognised due to asset limit	(68)	(46)
Net liabilities	(101)	(97)

The amounts recognised in the income statement in respect of such plans are as follows:

	2006 € m	2005 € m
Current service cost	27	25
Interest cost	23	22
Expected return on plan assets	(24)	(22)
Net actuarial (gains)/losses recognised	(15)	1
Asset limit	24	8
Past service cost	3	–
Gains on curtailment	(3)	–
Total expense	35	34

Expense charged in:	2006 € m	2005 € m
Cost of sales	13	12
Net operating expenses	22	22
Total expense	35	34

Total pension costs are included in employee benefits expense (note 23).

Changes in the net liabilities recognised in the balance sheet are as follows:

	2006 € m	2005 € m
Balance at 1 April	(97)	(112)
Total expense charged to the income statement	(35)	(34)
Contributions paid	31	49
Balance at 31 March	(101)	(97)

The actual return on plan assets was a gain of € 70 million (2005: gain of € 31 million).

The principal actuarial assumptions used for accounting purposes in 2006 reflected prevailing market conditions in each of the countries in which the Group operates and were as follows:

	2006 cost	End-of-year benefit obligation	Weighted average
Discount rate	1.5% to 5.5%	1.9% to 5.9%	4.0%
Expected return on plan assets	2.0% to 6.5%	2.0% to 6.6%	4.8%
Future salary increases	1.5% to 4.9%	1.8% to 4.6%	2.9%
Future pension increases	2.2% to 2.7%	2.4% to 2.9%	2.8%

Assumptions used to determine the benefit expense and the end-of-year benefit obligations for the defined benefit plans varied within the ranges shown above. The weighted average rate for each assumption used to measure the benefit obligation is also shown. The assumptions used to determine end-of-year benefit obligations are also used to calculate the following year's cost.

The Group's major benefit plans are in Switzerland, the UK and Germany.

In Switzerland, the Group operates a Foundation covering the majority of employees in Switzerland, which holds assets separately to the Group. The Foundation operates as a defined contribution plan with the Group's annual contribution being a fixed percentage of salary. Under IAS 19 *Employee Benefits*, the Foundation is accounted for as a defined benefit plan on account of underlying benefit guarantees. For 2006, the amount recognised in the Group's consolidated income statement in respect of the Foundation is equal to the Group's contribution.

In the UK, the Group operates a defined contribution plan for new hires and a defined benefit plan, which is closed to new entrants. For the defined benefit plan, benefits are related to service and final salary. The plan is funded through a trustee-administered fund, which is held separately to the Group, with a funding target to maintain assets equal to the value of the accrued benefits based on projected salaries.

In Germany, retirement benefits are related to service and final salary. In line with local practice, no external pre-financing exists and the liabilities are recognised in the local balance sheet of the relevant companies.

Benefits under arrangements other than those detailed above are generally related to service and either salary or grade. They are funded in all locations where this is consistent with local practice, otherwise the liability is recognised in the balance sheet.

The Group does not have any significant liabilities in respect of any other post-retirement benefits, including post-retirement healthcare liabilities.

19. Provisions

	Warranties and sales related € m	Restructuring and property related € m	Employee benefits € m	Other € m	Total € m
At 1 April 2005	31	30	25	11	97
Charged/(credited) to the income statement:					
– additional provisions	39	13	22	8	82
– unused amounts reversed	(8)	(2)	–	(1)	(11)
Net charge	31	11	22	7	71
Utilised during the year	(13)	(8)	(9)	(3)	(33)
Exchange adjustments	–	2	–	(1)	1
At 31 March 2006	49	35	38	14	136

	2006 € m	2005 € m
Total provisions at 31 March:		
– non-current	51	34
– current	85	63
	136	97

Warranties and sales-related provisions

Group companies establish provisions for potential sales returns and warranties provided on certain products. Based on past experience a provision of € 49 million (2005: € 31 million) has been recognised for expected sales returns and warranty claims. It is expected that € 38 million of this provision will be used within the following 12 months and the balance will be utilised over the remainder of the expected lives of the products.

Restructuring and property-related provisions

These provisions represent the Group's obligations arising from committed restructuring activities and contractual obligations in respect of properties. It is anticipated that the restructuring provision will be fully utilised in the coming year. Certain property obligations will remain until 2014.

Employee benefits provisions

These include social security charges on the Group's unit option scheme. An amount of € 13 million is expected to reverse in the coming 12 months. The remainder will reverse in the next 2 to 10 years.

Other provisions

These provisions relate to legal and constructive obligations. It is not expected that the outcomes of legal claims will give rise to any significant losses beyond the amounts provided at 31 March 2006.

20. Trade and other payables

	2006 € m	2005 € m
Trade creditors	225	197
Other creditors	179	155
	404	352

21. Other operating income

	2006 € m	2005 € m
Royalty income – net	15	16
Gain on partial disposal of share of associated undertaking	–	76
Net gain on disposal of subsidiary undertaking (note 29)	11	–
Other income/(expense)	7	(12)
	33	80

22. Net Profit

Net profit is stated after the following items of expense/(income):

	2006 € m	2005 € m
Depreciation of property, plant and equipment (note 6)	115	128
Amortisation of intangible assets (note 7)	19	15
Impairment of property, plant and equipment (note 6)	–	2
Operating lease rentals	296	247
Cashflow hedge – transfer from Unitholders' equity	3	(12)
Trade receivables – provision for impairment	7	8
Research and development costs	16	6
Profit on disposal of property, plant and equipment	(19)	(11)
Profit on disposal of subsidiary undertaking (note 29)	(11)	–
Restructuring charges	9	–

23. Employee benefits expense

	2006 € m	2005 € m
Wages and salaries (including termination benefits € 9 million (2005: € 8 million))	776	716
Social security costs	145	129
Unit option expense	36	31
Pension costs – defined contribution plans	7	7
Pension costs – defined benefit plans (note 18)	35	34
	999	917

Average number of employees:	2006 number	2005 number
Switzerland	4 521	4 180
Rest of the world	11 220	10 850
	15 741	15 030

24. Finance costs

	2006 € m	2005 € m
Interest expense:		
– bank borrowings	(20)	(16)
– other financial expenses	(3)	(1)
Interest income:		
– other	24	21
Fair value losses on financial instruments	(1)	(2)
Foreign exchange gains/(losses)		
– on monetary items	26	(51)
– on hedge derivatives	(8)	1
– on other derivatives	(13)	–
	5	(48)

25. Earnings per unit

25.1. Basic

Basic earnings per unit is calculated by dividing the profit attributable to Unitholders by the weighted average number of units in issue during the year, excluding units purchased by the Company and held in treasury.

	2006	2005
Profit attributable to Unitholders of the Company (€ millions)	1 094	1 212
Weighted average number of units in issue (millions)	553.2	547.9
Basic earnings per unit (€ per unit)	1.978	2.212

25.2. Diluted

Diluted earnings per unit is calculated adjusting the weighted average number of units outstanding to assume conversion of all dilutive potential units. The Company has only one category of dilutive potential units: unit options.

The calculation is performed for the unit options to determine the number of units that could have been acquired at fair value (determined as the average annual market unit price of the Company's units) based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the unit options.

	2006	2005
Profit attributable to Unitholders of the Company (€ millions)	1 094	1 212
Weighted average number of units in issue (millions)	553.2	547.9
Adjustment for unit options (millions)	7.7	6.9
Weighted average number of units for diluted earnings per unit (millions)	560.9	554.8
Diluted earnings per unit (€ per unit)	1.951	2.185

26. Dividends per unit

In September 2005 a dividend of € 0.50 per unit (2004: € 0.40 per unit) was paid, together with a special dividend of € 0.50 per unit (2004: nil).

27. Cash flow generated from operations

	2006 € m	2005 € m
Operating profit	741	561
Depreciation and impairment of property, plant and equipment	115	130
Amortisation of intangible assets	19	15
Profit on disposal of property, plant and equipment	(19)	(11)
Increase/(decrease) in provisions	15	(14)
Increase/(decrease) in retirement benefit obligations	4	(14)
Non-cash items	25	(49)
Increase in inventories	(118)	(127)
Increase in trade debtors	(67)	(16)
Increase in other receivables, prepayments and accrued income	(27)	(16)
Increase in current liabilities	86	22
Cash flow generated from operations	774	481

28. Financial commitments and contingent liabilities

At 31 March 2006 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material losses will arise. As required under IFRS, the Group also recognises its share of the contingent liabilities reported by its associated company, British American Tobacco ('BAT') (note 8). Details of the Group's commitments in respect of financial derivatives are given in note 14 and in respect of property, plant and equipment in note 6.

The Group leases various boutique, office and manufacturing premises under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The cost for certain boutique leases contains a fixed portion together with a variable portion. The variable element is most commonly a percentage of sales achieved. The commitments below reflect only the fixed elements.

At 31 March 2006 the Group had signed non-cancellable operating leases in respect of which the following minimum rentals are payable:

	Land and buildings		Other assets		Total	
	2006 € m	2005 € m	2006 € m	2005 € m	2006 € m	2005 € m
Within one year	**138**	130	**7**	6	**145**	136
Between two and five years	**362**	335	**10**	6	**372**	341
Thereafter	**202**	226	**–**	1	**202**	227
	702	691	**17**	13	**719**	704

29. Business Combinations

Acquisitions of subsidiary undertakings

	2006 € m	2005 € m
Acquisitions of subsidiary undertakings and minority interests – cash outflow	**7**	1
Analysed as:		
Acquisitions of subsidiary undertakings, net of cash acquired	**7**	–
Acquisitions of minority interests	**–**	1
	7	1
Net consideration paid	**7**	1
Net assets acquired	**(7)**	(1)
Goodwill arising on the acquisition of subsidiaries and minority interests	**–**	–

Sale of subsidiary undertaking

In June 2005 the Group sold its investment in Hackett Limited for € 15 million, realising a gain of € 11 million, which is accounted for as other income.

30. Related-party transactions

Compagnie Financière Rupert, Geneva holds 52.2 million 'B' registered shares, each comprising 10 'B' registered shares in Compagnie Financière Richemont SA indivisibly twinned with a 'B' registered participation certificate issued by Richemont SA Luxembourg. Compagnie Financière Rupert therefore has an interest in 50 per cent of the voting rights in Compagnie Financière Richemont SA. In addition, Compagnie Financière Rupert has advised that parties related to it held a total of 160 694 Richemont 'A' bearer units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2006, representing 0.02 per cent of the voting rights of the Company.

The Group has a number of transactions and relationships with related parties, as defined by IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

Besides the Board of Directors of both Compagnie Financière Richemont SA and Richemont SA, the Group has identified the following other related parties:

- Richemont's associated undertakings
- Richemont's joint venture interests
- the Remgro Limited group
- the VenFin group
- Richemont Foundations (employee and others)

The following transactions were carried out with related parties giving rise to (expense/payables) and income/receivables:

30. Related-party transactions (continued)

(a) Transactions and balances between the Richemont Group and its associated undertakings

	2006 € m	2005 € m
British American Tobacco ('BAT') – royalties received	3	3
Sales to Net-à-Porter	3	–
Receivables outstanding at 31 March: Net-à-Porter – sales of goods	1	–

(b) Transactions and balances between the Richemont Group and entities under common control

	2006 € m	2005 € m
Goods and services bought from and other transactions with entities under common control:		
Ventek International – acquisition of IT services and equipment	(2)	(8)
Falconair Limited – provision of aviation services and reimbursement of third party expenses	(2)	(5)
Montblanc Kulturstiftung – donation	–	(1)
M&I Group Services (Pty) Limited – administration and accounting services	–	(1)
Payables outstanding at 31 March:		
Falconair Limited – provision of aviation services and reimbursement of expenses	(2)	(1)

(c) Transactions and balances between the Richemont Group and its joint ventures

	2006 € m	2005 € m
Goods and services bought from and other transactions with its joint ventures:		
R & R Holdings SA – interest on loan	(28)	(38)
Laureus World Sports Awards Limited – sponsorship	(4)	(4)
Goods and services sold to and other transactions with its joint ventures:		
R & R Holdings SA – dividends received	368	356
Laureus World Sports Awards Limited – staff costs and rental of offices	2	2
Payables outstanding at 31 March:		
R & R Holdings SA	–	(506)
Receivables outstanding at 31 March:		
Laureus World Sport Awards Limited	2	2
R & R Holdings SA	151	175

(d) Individuals

Me Jean-Paul Aeschimann, the Deputy Chairman, is counsel to the Swiss legal firm, Lenz & Staehelin. During the year under review, Lenz & Staehelin received fees totalling € 0.4 million (2005: € 0.5 million) from Group companies for advice on legal and taxation matters.

In addition to his non-executive director's fee, Lord Douro received fees, pension contributions and other benefits totalling € 0.2 million in connection with his role as director and non-executive chairman of Richemont Holdings (UK) Limited, the holding company for the Group's UK interests, and in respect of consultancy services provided to the Group.

The Group has interests in three closed-ended investment funds managed by General Enterprise Management Services Limited. Mr Simon Murray has an effective interest of 25 per cent in this investment management company.

On 28 February 2006, the Group committed to invest US$ 65 million in a subsidiary company, Atelier Fund, LLC, a limited liability investment company specialising in high potential brand/retail opportunities in the luxury sector. Ms Martha Wikstrom holds a one third interest in Atelier Management, LLC, the managing company of this investment fund.

(e) Key management compensation

	2006 € m	2005 € m
Salaries and other short-term employee benefits	27	22
Termination benefits	2	4
Post-employment benefits	3	4
Unit option expense	19	17
	51	47

31. Share-based payment

Unit option scheme

The Group has a long-term unit-based compensation plan whereby executives are awarded options to acquire units at a pre-determined price. Awards under the unit option scheme vest over periods of three to seven years and have expiry dates, the date after which unexercised options lapse, of between five and ten years from the date of grant.

A reconciliation of the movement in the number of awards granted to executives is as follows:

	Weighted average exercise price in CHF per unit	Number of options
Balance at 1 April 2004	23.76	27 471 430
Awarded	33.14	6 724 700
Exercised	24.59	(4 318 652)
Lapsed	25.05	(1 163 311)
Balance at 31 March 2005	25.78	28 714 167
Awarded	41.25	4 475 100
Exercised	24.68	(5 793 352)
Lapsed	27.68	(741 751)
Balance at 31 March 2006	28.56	26 654 164

Options in respect of 4 423 590 units were exercisable at 31 March 2006 (2005: 5 800 915 units).

The following information applies to options outstanding at the end of each year:

	Exercise Price	Weighted average exercise price	Number of options	Weighted average remaining contractual life
31 March 2005				
	CHF 20.00–22.10	CHF 20.06	6 862 985	7.2 years
	CHF 24.25	CHF 24.25	12 416 082	4.9 years
	CHF 29.10–34.85	CHF 31.95	9 435 100	8.4 years
31 March 2006				
	CHF 20.00–22.10	CHF 20.06	6 547 085	6.2 years
	CHF 24.25	CHF 24.25	6 839 812	4.1 years
	CHF 29.10–34.85	CHF 31.95	8 862 067	7.3 years
	CHF 41.25	CHF 41.25	4 405 200	8.2 years

The average fair value of options granted during the period was determined using the binomial valuation model was CHF 14.25 (2005: CHF 12.49). The significant inputs into the model were unit price of CHF 41.25 (2005: CHF 33.10) at the grant date, exercise price shown above, standard deviation of expected unit price returns of 35.5 per cent (2005: 37.5 per cent), expected option life of six to eight years, dividend yield 1.86 per cent (2005: 1.77 per cent) and risk-free interest rate of 1.4 per cent to 1.6 per cent (2005: 2.2 per cent to 2.4 per cent). The volatility measured at the standard deviation of expected unit price returns is based on statistical analysis of daily unit prices over the last six to eight years.

The amounts recognised in the income statement (before social security and taxes) for equity-settled share-based payment transactions can be summarised as follows:

	2006 € m	2005 € m
Unit option expense	36	31

32. Joint ventures

The Group has the following interests in joint ventures:

- Richemont holds its interest in British American Tobacco ('BAT') through a joint venture, R & R Holdings SA ('R & R'). The joint venture partner is Remgro Limited, a South African public company. Remgro Limited is considered to be a related party. Mr Johann Rupert, Executive Chairman, is also Chairman of Remgro Limited.

  R & R holds 604 336 627 (2005: 604 336 627) ordinary shares in BAT, which represents 28.9 per cent (2005: 28.3 per cent) of the equity of BAT.

  Richemont owns two thirds of the ordinary equity of R & R; Remgro Limited holds the remaining one third of the ordinary equity.

  In addition to its holding of the ordinary equity, Remgro Limited holds 19 281 686 (2005: 19 281 686) R & R 2005 Participations Securities, which entitle it to the sole rights and benefits attached to 19 281 686 (2005: 19 281 686) ordinary shares in BAT held by R & R. In addition, the R & R 2005 Participation Securities entitle Remgro Limited to receive the related BAT shares prior to any distribution to holders of R & R ordinary shares upon a liquidation of R & R. Richemont's effective interest in BAT ordinary shares, through R & R, therefore amounts to 390 036 627 (2005: 390 036 627) shares. At 31 March 2006, Richemont's interest in BAT amounted to 18.6 per cent (2005: 18.3 per cent) of the ordinary equity of BAT.

  At the time of the formation of R & R, Richemont and Remgro also subscribed to non-interest bearing debentures issued by R & R. The debentures are convertible into ordinary shares in that company. During the year ended 31 March 2006, R & R repaid £ 285 million to Richemont in partial redemption of its holding of debentures. Although Remgro would have been entitled to redeem £ 142.5 million of its holding, no debentures held by Remgro Limited were redeemed.

  Should the R & R debentures ever be converted into ordinary shares in R & R, the parties have agreed that Richemont shall have the right to subscribe for ordinary shares in R & R or require Remgro Limited to partially redeem its holding of debentures, such that Richemont will maintain its two-thirds holding of the ordinary equity of R & R, post conversion. Recognising Remgro Limited's entitlement to the income earned by R & R on the funds which were retained by R & R rather than reimbursed to Remgro Limited, R & R issued 2006 Participation Securities ('the 2006 PS's'). The 2006 PS's issued to Remgro Limited entitle it, subject to a special dividend being declared by R & R, to receive a special dividend equal to the amount of interest that R & R earns on the cash retained in the R & R structure. Upon a liquidation of R & R, the 2006 PS's entitle the holder only to repayment of the nominal value paid up per PS. The 2006 PS's do not impact in any way on Richemont's interest in the underlying holding of BAT ordinary shares owned by R & R.

- An interest of 50 per cent in Laureus World Sports Awards ('LWSA'), a company registered in the UK which honours the achievements of the world's greatest sportsmen and women on an annual basis and contributes to the Laureus Sport for Good Foundation, a charity registered in the United Kingdom which oversees the activities of Sport for Good Foundations around the world. The Group's partner in LWSA is DaimlerChrysler AG.

The following amounts represent the Group's share of the assets and liabilities and results of the joint ventures and are included in the consolidated balance sheet and income statement. The figures are before elimination of intra-Group transactions and balances:

	2006 € m	2005 € m
Balance sheet		
Investment in associated undertaking	3 343	3 218
Current assets	5	513
Current liabilities	(152)	(5)
Non-current liabilities	(1)	(1)
	3 195	3 725

	2006 € m	2005 € m
Income statement		
Operating (loss)/profit	(1)	2
Finance income	29	45
Gain on partial disposal of associated undertaking	–	76
Share of post-tax profit of associated undertaking	486	798
Net profit	514	921

BAT has contingent liabilities as described in note 8.

33. Ultimate parent company

The directors regard Compagnie Financière Rupert, Geneva, Switzerland to be the Group's controlling party, as 50 per cent of the voting rights of the Company are held by that entity.

34. Principal Group Companies

Details of principal companies within the Group:

Country of incorporation	Location	Name of company	Effective interest	Share capital (currency 000's)
Subsidiary undertakings				
China	Shanghai	Richemont Commercial Company Limited, China	100.0%	RMB 82 700
	Shanghai	Montblanc Commercial China Company Limited	100.0%	RMB 40 000
France	Paris	Cartier SA	100.0%	€ 24 392
	Paris	Chloé International SA	100.0%	€ 6 000
	Paris	Lancel SA	100.0%	€ 157 462
	Paris	Van Cleef & Arpels Holding France SA	100.0%	€ 17 519
Germany	Münich	Richemont Northern Europe GmbH	100.0%	€ 13 064
	Glashütte	Lange Uhren GmbH	100.0%	€ 550
	Hamburg	Montblanc – Simplo GmbH	100.0%	€ 1 724
Hong Kong	Hong Kong	Richemont Asia Pacific Limited	100.0%	HK$ 2 500
Italy	Milan	Richemont Italia SpA	100.0%	€ 10 000
	Milan	Officine Panerai Marketing e Communicazione Srl	100.0%	€ 90
Japan	Tokyo	Richemont Japan Limited	100.0%	JPY 250 000
	Tokyo	Alfred Dunhill Japan Limited	100.0%	JPY 90 000
	Tokyo	Montblanc Japan Limited	100.0%	JPY 90 000
Luxembourg	Luxembourg	Richemont Finance SA	100.0%	€ 350 000
	Luxembourg	Richemont Luxury Group SA	100.0%	€ 3 000 000
Netherlands	Amsterdam	Cartier International BV	100.0%	€ 17 697
	Amsterdam	Montblanc International BV	100.0%	€ 2 886
Russia	Moscow	LLC Richemont Luxury Goods	100.0%	RUR 50 000
Spain	Madrid	Richemont Iberia SL	100.0%	€ 3 005
Switzerland	Geneva	Baume & Mercier SA	100.0%	CHF 100
	Geneva	Cartier SA	100.0%	CHF 1 000
	Geneva	Cartier International SA Genève	100.0%	CHF 500
	Villars-sur-Glâne	Richemont International SA	100.0%	CHF 1 007 500
	Schaffhausen	IWC International Watch Co. AG	100.0%	CHF 100
	Le Sentier	Manufacture Jaeger-LeCoultre SA	100.0%	CHF 100
	Le Locle	Montblanc Montre SA	100.0%	CHF 250
	La Côte-aux-Fées	Piaget SA	100.0%	CHF 128
	Geneva	Richemont Suisse SA	100.0%	CHF 4 850
	Geneva	Richemont Securities SA	100.0%	CHF 100
	Geneva	Vacheron & Constantin SA	100.0%	CHF 100
	Villars-sur-Glâne	Van Cleef & Arpels Logistics SA	100.0%	CHF 31 387
United Kingdom	London	Alfred Dunhill Limited	100.0%	£ 159 421
	London	Cartier Limited	100.0%	£ 4 200
	London	James Purdey & Sons Limited	100.0%	£ 6 635
	London	Richemont Holdings (UK) Limited	100.0%	£ 174 672
United States of America	Delaware	Richemont North America Inc.	100.0%	US$ 127 179
Joint venture – tobacco				
Luxembourg	Luxembourg	R & R Holdings SA (see note 32)	66.7%	£ 948 000
Associated undertaking – tobacco				Market capitalisation
United Kingdom	London	British American Tobacco plc*	18.6%	£ 29 161 million

* British American Tobacco ordinary shares are quoted on the London Stock Exchange (ISIN GB 0002875804)

35. Post balance sheet events

A dividend of € 1.05 per unit is proposed for approval at the Annual General meeting of Richemont SA Luxembourg to be held in September 2006. Also, at the Annual General Meeting of the Company, to be held on Thursday, 14 September 2006, a dividend of € 0.05 per unit is proposed for approval. These financial statements do not reflect these dividends payable, which will be accounted for as an appropriation of retained earnings to be effected during the year ending 31 March 2007.

36. Transition to IFRS

36.1. Basis of transition to IFRS

The Group's consolidated financial statements for the year ended 31 March 2006 are the first annual financial statements that comply with IFRS. The Group has applied IFRS 1 *First-time Adoption of International Financial Reporting Standards* in preparing these consolidated financial statements and has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group previously classified its shares in unlisted investments within the "available for sale assets" category. However, upon initial recognition, any asset or liability can be designated as "held at fair value through the profit or loss". IFRS 1 gives the option to make such a designation on transition. Future investments would be designated on recognition.

36. Transition to IFRS (continued)

36.2. Reconciliation of consolidated balance sheets presented in accordance with Swiss GAAP ARR and IFRS as at 1 April 2004

	Notes	Swiss GAAP ARR € m	Adjustments € m	IFRS € m
ASSETS				
Non-current assets				
Property, plant and equipment		684	–	684
Intangible assets		59	–	59
Investments in associated undertaking	*36.2(a)*	2 454	212	2 666
Deferred income tax assets	*36.2(b)*	187	44	231
Financial assets held at fair value through profit or loss		–	–	–
Other non-current assets		194	–	194
		3 578	256	3 834
Current assets				
Inventories		1 402	–	1 402
Trade and other receivables	*36.2(a)*	1 706	(163)	1 543
Derivative financial instruments		23	–	23
Prepayments and accrued income		106	–	106
Cash at bank and in hand		186	–	186
		3 423	(163)	3 260
Total assets		7 001	93	7 094
EQUITY AND LIABILITIES				
EQUITY				
Share capital		334	–	334
Participation reserve		645	–	645
Treasury units		(590)	–	(590)
Hedge and unit option reserves	*36.2(e)*	26	18	44
Cumulative translation adjustment reserve	*36.2(f)*	(151)	151	–
Retained earnings	*36.2(g)*	4 704	(99)	4 605
Total Unitholders' equity		4 968	70	5 038
Minority interest		4	–	4
Total equity		4 972	70	5 042
LIABILITIES				
Non-current liabilities				
Borrowings		64	–	64
Deferred income tax liabilities		36	–	36
Retirement benefit obligations	*36.2(c)*	89	23	112
Provisions		46	–	46
		235	23	258
Current liabilities				
Trade and other payables		343	–	343
Current income tax liabilities		97	–	97
Borrowings		359	–	359
Derivative financial instruments		189	–	189
Provisions		79	–	79
Accruals and deferred income		170	–	170
Short-term loans	*36.2(d)*	557	(180)	377
Bank overdrafts	*36.2(d)*	–	180	180
		1 794	–	1 794
Total liabilities		2 029	23	2 052
Total equity and liabilities		7 001	93	7 094

36. Transition to IFRS (continued)

(a) Investment in associated undertaking – BAT
British American Tobacco ('BAT') has adopted IFRS from UK Generally Accepted Accounting Principles ('UK GAAP'). The Group's share of these transition adjustments amounted to an increase in the Group's investment of € 49 million at 1 April 2004. In addition, the Group has reclassified a portion of Group's investment previously reported in trade and other receivables to investment in associated undertaking. This amounted to € 163 million at 1 April 2004 and € 166 million at 1 April 2005.

With respect to the Group's investment at 31 March 2005, the following remeasurements have been required:

	€ m
The reversal of previously amortised goodwill during the year	222
The Group's share of BAT's own transition adjustments from UK GAAP to IFRS, excluding the goodwill reversal above	82
Other IFRS transition-related adjustments relating to the investment and transactions which occurred during the year, net	2
Reclassification from trade and other receivables	166
	472

(b) Deferred income tax assets and income tax expense
The application of IAS 12 *Income Taxes* requires a remeasurement of deferred income tax on the unrealised profit arising on intra-Group transfers of inventory. This results in an increase of € 44 million in deferred income tax assets at 1 April 2004 and an increase of € 39 million at 1 April 2005 from previously reported amounts.

The result of the difference between the deferred income tax asset adjustments between 1 April 2005 and 1 April 2004 is additional deferred income tax expense for the year ended 31 March 2005 of € 5 million.

(c) Retirement benefit obligations and pension expense (administrative expenses)
The Group has used the exemption available under IFRS 1 to recognise a previously unrecognised net actuarial deficit relating to retirement benefit obligations. This results in an increase to previously reported amounts of € 23 million at 1 April 2004 and € 22 million at 1 April 2005.

The result of the difference between the retirement benefit obligation adjustments between 1 April 2005 and 1 April 2004 is a reduction of administrative expenses for the year ended 31 March 2005 of € 1 million.

(d) Bank overdrafts and short-term loans
In accordance with IAS 7 *Cash Flow Statement*, the Group has reclassified short-term loans from bank overdrafts to short-term loans. These reclassifications amounted to € 180 million at 1 April 2004 and € 226 million at 1 April 2005.

(e) Hedge and unit option reserves
The Group has retrospectively applied IFRS 2 *Share-based Payment* for unit options granted after 7 November 2002 and still unvested at 1 January 2005. The application date of this standard was 1 April 2005. This results in an increase in unit option reserves within equity of € 18 million at 1 April 2004 with a corresponding decrease in retained earnings.

In the year ended 31 March 2005 administrative expenses increased by € 31 million in respect of unit option costs with the corresponding increase in unit option reserve, giving a balance on this reserve at 31 March 2005 of € 49 million.

(f) Cumulative translation adjustment ('CTA') reserve
The Group has used the exemption available under IFRS 1 to set the CTA reserve to zero at 1 April 2004. This increase of € 151 million to CTA reserves is offset by a corresponding reduction to retained earnings at 1 April 2004.

(g) Retained earnings
A reconciliation of retained earnings between Swiss GAAP ARR and IFRS at 1 April 2004 is as follows:

	€ m
Retained earnings under Swiss GAAP ARR, 1 April 2004	4 704
Investment in associated undertaking – note 36.2(a)	49
Deferred income tax assets – note 36.2(b)	44
Retirement benefit obligations – note 36.2(c)	(23)
Fair value and other reserves – note 36.2(e)	(18)
CTA reserve – note 36.2(f)	(151)
	4 605

36. Transition to IFRS (continued)

36.3. Reconciliation of consolidated balance sheets presented in accordance with Swiss GAAP ARR and IFRS as at 1 April 2005

	Notes	Swiss GAAP ARR € m	Adjustments € m	IFRS € m
ASSETS				
Non-current assets				
Property, plant and equipment		681	–	681
Intangible assets		52	–	52
Investments in associated undertakings	*36.2(a)*	2 746	472	3 218
Deferred income tax assets	*36.2(b)*	188	39	227
Financial assets held at fair value through profit or loss	*36.3(a)*	–	36	36
Other non-current assets	*36.3(a)*	189	(36)	153
		3 856	511	4 367
Current assets				
Inventories		1 522	–	1 522
Trade and other receivables	*36.2(a)*	686	(166)	520
Derivative financial instruments		15	–	15
Prepayments and accrued income		116	–	116
Cash at bank and in hand		1 409	–	1 409
		3 748	(166)	3 582
Total assets		7 604	345	7 949
EQUITY AND LIABILITIES				
EQUITY				
Share capital		334	–	334
Participation reserve		645	–	645
Treasury units		(560)	–	(560)
Hedge and unit option reserves	*36.2(e)*	10	49	59
Cumulative translation adjustment reserve	*36.3(b)*	(114)	138	24
Retained earnings	*36.3(c)*	5 637	136	5 773
Total Unitholders' equity		5 952	323	6 275
Minority interest		6	–	6
Total equity		5 958	323	6 281
LIABILITIES				
Non-current liabilities				
Borrowings		155	–	155
Deferred income taxes		34	–	34
Retirement benefit obligations	*36.2(c)*	75	22	97
Provisions		34	–	34
		298	22	320
Current liabilities				
Trade and other payables		352	–	352
Current income tax liabilities		120	–	120
Borrowings		4	–	4
Derivative financial instruments		3	–	3
Provisions		63	–	63
Accruals and deferred income		173	–	173
Short-term loans	*36.2(d)*	633	(226)	407
Bank overdrafts	*36.2(d)*	–	226	226
		1 348	–	1 348
Total liabilities		1 646	22	1 668
Total equity and liabilities		7 604	345	7 949

36. Transition to IFRS (continued)

(a) Financial assets held at fair value through profit or loss
In accordance with IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*, the Group has reclassified certain financial assets, previously recorded as other non-current assets, as held at fair value through profit or loss.

(b) CTA reserve
The Group has significant intra-Group financing arrangements in place. Following the adoption of IAS 21 Revised *The Effects of Changes in Foreign Exchange Rates*, the Group is required to recognise certain exchange gains and losses on intra-Group financing within the consolidated income statement. These exchange movements were previously recognised as cumulative translation adjustments within equity. As a consequence of the revised Standard, a net charge amounting to € 40 million has been recognised within finance costs for the year ended 31 March 2005. This includes a foreign exchange gain of € 29 million and a foreign exchange loss of € 69 million, both relating to intra-Group financing.

A reconciliation of the movement in the CTA reserve at 1 April 2005 is as follows:

	€ m
IFRS 1 exemption applied 1 April 2004 – note 36.2(f)	151
Recognition of certain intra-Group exchange gains and losses	40
Other reserves reclassified to retained earnings	(53)
	138

(c) Retained earnings
A reconciliation of retained earnings between Swiss GAAP ARR and IFRS at 1 April 2005 is as follows:

	€ m
Retained earnings under Swiss GAAP ARR, 1 April 2005	5 637
Investment in associated undertaking – note 36.2(a)	306
Deferred income tax assets – note 36.2(b)	39
Retirement benefit obligations – note 36.2(c)	(22)
Fair value and other reserves – note 36.2(e)	(49)
CTA reserve – note 36.3(b)	(138)
	5 773

36. Transition to IFRS (continued)

36.4. Reconciliation of net profit between Swiss GAAP ARR and IFRS for the year ended 31 March 2005

	Notes	Swiss GAAP ARR € m	Adjustments € m	IFRS € m
Sales	*36.4(a)*	3 717	(46)	3 671
Cost of sales	*36.4(b)*	(1 325)	(90)	(1 415)
Gross profit		2 392	(136)	2 256
Selling and distribution expenses	*36.4(a)*	(923)	30	(893)
Communication expenses		(414)	–	(414)
Administrative expenses	*36.4(c)*	(550)	82	(468)
Other operating income	*36.4(d)*	–	80	80
Operating profit		505	56	561
After:				
Gain on partial disposal of share of associated undertaking		–	76	76
Finance costs	*36.4(e)*	2	(50)	(48)
Share of post-tax profit of associated undertaking	*36.4(f)*	491	307	798
After:				
Share of other income of associated undertaking		245	60	305
Profit before taxation		998	313	1 311
Taxation	*36.2(b)*	(92)	(5)	(97)
Profit after taxation		906	308	1 214
Exceptional items	*36.4(d)*	81	(81)	–
Net profit		987	227	1 214
Attributable to:				
Unitholders		985		1 212
Minority interests		2		2
		987		1 214

36. Transition to IFRS (continued)

(a) Sales reclassifications

	Year ended 31 March 2005 € m
Sales-related discounts	(30)
Royalty income	(16)
	(46)

Volume- and other sales-related discounts previously recognised as selling and distribution expenses have been reclassified as deductions from sales in accordance with IAS 18 *Revenue*.

In addition, the Group has elected to reclassify royalty income previously reported as sales to other operating income. For comparative purposes, sales for the year ended 31 March 2005 have been reduced by € 16 million to conform with this change in presentation. There is a corresponding increase in other operating income.

(b) Cost of sales
The Group has elected to reclassify product repair and directly related costs previously reported as administrative expenses to cost of sales. For comparative purposes, the cost of sales for the year ended 31 March 2005 have been increased by € 90 million to conform with this change in presentation. There is a corresponding decrease in administrative expenses.

(c) Administrative expenses
As previously described under 36.2(e) above, the Group has adopted IFRS 2 *Share-based Payment* with effect from 1 April 2005 resulting in a restatement of opening equity as per 1 April 2004 and a retrospective charge for the year ended 31 March 2005. The charge for the year ended 31 March 2005 amounted to € 31 million, with a corresponding credit to hedge and unit option reserves within equity.

The Group has elected to reclassify foreign exchange gains and losses arising on intra-Group monetary items from administrative expenses to a component of finance costs to reflect operating results on an ongoing basis for the year ended 31 March 2005.

A reconciliation of administrative expenses between Swiss GAAP ARR and IFRS for the year ended 31 March 2005 is as follows:

	Year ended 31 March 2005 € m
Unit option expense	(31)
Foreign exchange reclassification	10
Cost of sales reclassifications – note 36.4(b)	90
Miscellaneous other (expenses)/income reclassifications	12
Retirement benefit obligation expenses – note 36.2(c)	1
	82

(d) Other operating income
In accordance with IAS 1 *Presentation of Financial Statements*, the € 81 million gain on the disposal of 0.6 per cent of the Group's effective interest in BAT, adjusted for IFRS reporting to € 76 million, has been reclassified from exceptional items to other operating income.

A reconciliation of other operating income between Swiss GAAP ARR and IFRS for the year ended 31 March 2005 is as follows:

	Year ended 31 March 2005 € m
Gain on partial disposal of share of associated undertaking	76
Miscellaneous administrative expenses reclassifications – note 36.4(c)	(12)
Sales reclassifications – note 36.4(a)	16
	80

(e) Finance costs
A reconciliation of finance costs between Swiss GAAP ARR and IFRS for the year ended 31 March 2005 is as follows:

	Year ended 31 March 2005 € m
Foreign exchange movements – note 36.3(b)	(40)
Foreign exchange reclassification – note 36.4(c)	(10)
	(50)

(f) Share of post-tax profit of associated undertaking
A reconciliation of the share of post-tax profit of associated undertaking between Swiss GAAP ARR and IFRS for the year ended 31 March 2005 is as follows:

	Year ended 31 March 2005 € m
Non-amortisation of goodwill	222
Share of associate's exceptional gain on sale of subsidiaries adjustment	60
Share of associate's other IFRS adjustments	25
	307

REPORT OF THE GROUP AUDITORS

To the General Meeting of Shareholders of
Compagnie Financière Richemont SA, Geneva

As auditors of the Group, we have audited the consolidated financial statements, presented on pages 68 to 109 consisting of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and notes of Compagnie Financière Richemont SA for the year ended 31 March 2006.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA
D Mason A Bainton
Geneva, 7 June 2006

COMPANY FINANCIAL STATEMENTS
COMPAGNIE FINANCIÈRE RICHEMONT SA
RICHEMONT SA

COMPAGNIE FINANCIÈRE RICHEMONT SA

INCOME STATEMENT

FOR THE YEAR ENDED 31 MARCH

	Note	2006 CHF m	2005 CHF m
Income			
Dividend income		280.6	114.8
Interest income		6.2	3.3
Other income		3.4	3.6
		290.2	121.7
Expenses			
General expenses	2	8.4	8.2
Profit before taxation		281.8	113.5
Taxation		0.5	0.3
Net profit		281.3	113.2

BALANCE SHEET

AT 31 MARCH

	Notes	2006 CHF m	2005 CHF m
Long-term assets			
Investments	3	700.2	700.2
Property, plant and equipment		–	0.1
		700.2	700.3
Current assets			
Loans to Group companies		944.4	698.4
Debtors		0.2	0.3
Cash and cash equivalents		1.0	0.7
		945.6	699.4
		1 645.8	1 399.7
Shareholders' equity			
Share capital	4	574.2	574.2
Legal reserve	5	117.6	117.6
Reserve for own shares	6	153.8	214.1
Retained earnings	7	797.1	491.0
		1 642.7	1 396.9
Current liabilities			
Accrued expenses		1.2	0.7
Taxation		0.8	1.2
Loans from Group companies		0.7	0.9
		2.7	2.8
Long-term liabilities		0.4	–
		1 645.8	1 399.7

COMPAGNIE FINANCIÈRE RICHEMONT SA

NOTES TO THE FINANCIAL STATEMENTS

AT 31 MARCH 2006

Note 1 – Basis of preparation of the financial statements

The financial statements represent the financial position of Compagnie Financière Richemont SA ('the Company') at 31 March 2006 and the results of its operations for the year then ended, prepared in accordance with Swiss law.

Note 2 – General expenses

General expenses comprise the following:

	2006 CHF m	2005 CHF m
Personnel expenses	4.0	3.1
Depreciation of property, plant and equipment	–	0.1
Other	4.4	5.0
	8.4	8.2

Note 3 – Investments

These comprise investments in wholly-owned subsidiary companies, which are stated at cost.

	2006 CHF m	2005 CHF m
Richemont SA, Luxembourg	700.0	700.0
Other investments	0.2	0.2
	700.2	700.2

Note 4 – Share capital

	2006 CHF m	2005 CHF m
522 000 000 'A' bearer shares with a par value of CHF 1.00 each, fully paid	522.0	522.0
522 000 000 'B' registered shares with a par value of CHF 0.10 each, fully paid	52.2	52.2
	574.2	574.2

Note 5 – Legal reserve

The legal reserve of CHF 117.6 million (2005: CHF 117.6 million) is not available for distribution.

Note 6 – Reserve for own shares

The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

The Group did not purchase any 'A' units in the open market or from executives in 2006 or 2005.

During the year 5 793 352 'A' units (2005: 4 318 652 'A' units) were sold to executives of the Group under the Group's stock option plan.

At 31 March 2006, following these transactions, the Group held 18 175 256 Richemont 'A' units (2005: 23 968 608 Richemont 'A' units) with a cost of € 407.9 million. The reserve for own shares of CHF 153.8 million represents 25 per cent of this amount. The remaining 75 per cent is recorded in the balance sheet of Richemont SA.

A Richemont 'A' unit is composed of one 'A' bearer share issued by the Company and one participation certificate issued by Richemont SA. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by the Company and 75 per cent to the participation certificate issued by Richemont SA. In terms of the reserve for own shares established in respect of the units purchased, an amount of CHF 60.3 million has been transferred out of the reserve for own shares (2005: CHF 14.2 million). The remaining 75 per cent of the adjusted cost of units sold has been transferred out of a reserve for own participation certificates in the balance sheet of Richemont SA.

During the year the Group sold call options to acquire 1 000 000 'A' units and purchased call options to acquire 1 706 974 'A' units (2005: the Group purchased call options to acquire 4 000 000 'A' units) in order to hedge obligations under the Group's stock option plan. No part of these option contracts was exercised in 2006 or 2005.

Note 7 – Retained earnings

	2006 CHF m	2005 CHF m
Balance at 1 April of prior year retained earnings	491.0	363.6
Dividend paid	(35.5)	–
Net transfer from reserve for own shares	60.3	14.2
Balance at 1 April, after appropriations	515.8	377.8
Net profit	281.3	113.2
Balance at 31 March	797.1	491.0

COMPAGNIE FINANCIÈRE RICHEMONT SA
NOTES TO THE FINANCIAL STATEMENTS
AT 31 MARCH 2006

Note 8 – Contingent liabilities

At 31 March 2006 the Company had given no guarantees, nor at 31 March 2005.

The directors believe that there are no contingent liabilities.

Note 9 – Significant shareholders

Pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in December 2000 from Compagnie Financière Rupert that it held 522 000 000 'B' registered shares, representing 50.0 per cent of the voting rights in the Company. In addition, Compagnie Financière Rupert has indicated that parties related to it held or controlled 160 694 'A' bearer shares (either directly or through the medium of South African Depository Receipts), representing 0.02 per cent of the voting rights in the Company as at 31 March 2006.

Also pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in May 2006 from Public Investment Corporation Limited, Pretoria, which invests funds on behalf of South African public sector entities, that accounts under its management held Richemont South African Depository Receipts equivalent to 52 559 740 'A' bearer shares, representing 5.03 per cent of the voting rights in the Company as at 31 March 2006.

Note 9 – Significant shareholders (continued)

Richemont Securities SA, a wholly-owned subsidiary of the Company, acts as depository in respect of Richemont South African Depository Receipts ('DR's'), which are traded on the JSE Limited (the Johannesburg Stock Exchange). DR's trade in the ratio of ten DR's to each Richemont 'A' unit. In its capacity as depository and on behalf of the holders of DR's, Richemont Securities SA holds one 'A' unit in safe custody for every ten DR's in issue. Richemont Securities SA's interest in Richemont 'A' units is therefore non-beneficial in nature.

All dividends attributable to the 'A' units held in safe custody are remitted by Richemont Securities SA individually to holders of DR's and Richemont Securities SA acts as the approved representative of DR holders in voting at shareholders' meetings of the Company. DR holders may provide Richemont Securities SA with voting instructions as to their holdings of DR's and Richemont Securities SA may only vote on behalf of those DR holders from whom it has received such instructions.

At 31 March 2006, Richemont Securities SA held 187 289 151 Richemont 'A' units (2005: 160 543 267 units), representing some 36 per cent (2005: 31 per cent) of the 'A' units, in safe custody in respect of DR's in issue.

COMPAGNIE FINANCIÈRE RICHEMONT SA

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE APPROPRIATION OF RETAINED EARNINGS

AT 31 MARCH 2006

	CHF m
Available retained earnings	
Balance at 1 April 2005	**491.0**
Dividend paid	(35.5)
Net transfer from reserve for own shares	**60.3**
Net profit	**281.3**
Balance at 31 March 2006	797.1

Proposed appropriation

The proposed dividend payable to Richemont unitholders will be € 0.05 per Richemont unit. This is equivalent to € 0.05 per 'A' bearer share in the Company and € 0.005 per 'B' registered share in the Company. It will be payable to Richemont unitholders on 18 September 2006 in respect of coupon number 6, free of charges but subject to Swiss withholding tax at 35 per cent, at the banks designated as paying agents.

The Swiss franc equivalent to be charged to retained earnings will be calculated at the euro/Swiss franc exchange rate prevailing at the date of the shareholders meeting at which the dividend is approved. The available retained earnings remaining after deduction of the dividend amount will be carried forward to the following business year.

The Board of Directors

Geneva, 7 June 2006

COMPAGNIE FINANCIÈRE RICHEMONT SA
REPORT OF THE STATUTORY AUDITORS

Report of the statutory auditors to the general meeting of
Compagnie Financière Richemont SA, Geneva

As statutory auditors, we have audited the accounting records and the financial statements, presented on pages 112 to 115, consisting of the balance sheet, income statement and notes of Compagnie Financière Richemont SA for the year ended 31 March 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA
P Tzaud A Bainton
Geneva, 7 June 2006

RICHEMONT SA
SOCIÉTÉ ANONYME HOLDING
DIRECTORS' REPORT

The Board of Directors of Richemont SA ('the Company') is pleased to submit its report on the activities of the Company for the year ended 31 March 2006. The following financial statements set out the financial position of the Company and the results of its operations for the year then ended.

STATEMENT OF ACCOUNTING POLICIES

(A) ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, are in accordance with Luxembourg legal and regulatory requirements and are presented in euros.

(B) FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. Monetary assets and liabilities, expressed in currencies other than the euro, are translated at exchange rates ruling at the year end. The resulting exchange gains or losses are credited or charged to the income statement for the year.

(C) INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

Investments in subsidiary undertakings are stated at cost less amounts written off for diminutions in value which are considered to be of a permanent nature. Dividend income is recognised upon declaration by the subsidiary undertaking concerned.

RICHEMONT SA

INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH

	2006 €m	2005 €m
Income		
Dividend income	1 164.3	955.7
Other income	3.5	4.3
Total income	1 167.8	960.0
Expenses		
General expenses	4.1	5.1
Profit before taxation	1 163.7	954.9
Taxation	0.8	0.4
Net profit for the year	1 162.9	954.5

BALANCE SHEET
AT 31 MARCH

	Notes	2006 €m	2005 €m
Non-current assets			
Investments	2	3 206.7	3 206.7
Current assets			
Loans to Group companies	3	1 178.0	837.8
Prepayment		–	0.3
Cash and cash equivalents		187.7	98.5
		1 365.7	936.6
		4 572.4	4 143.3
Shareholders' equity			
Share capital	4	215.0	215.0
Participation reserve	5	645.0	645.0
Legal reserve	6	21.5	21.5
General reserve	7	427.0	427.0
Reserve for own participation certificates	8	305.9	419.7
Retained earnings	9	1 732.1	1 188.2
		3 346.5	2 916.4
Current liabilities			
Loans from Group companies	3	1 224.8	1 225.8
Accrued expenses		1.1	1.1
		1 225.9	1 226.9
		4 572.4	4 143.3

RICHEMONT SA

NOTES TO THE FINANCIAL STATEMENTS

AT 31 MARCH 2006

Note 1 – Company information

Richemont SA is a Luxembourg holding company, incorporated on 5 March 1979. It is a wholly-owned subsidiary of Compagnie Financière Richemont SA, Geneva, Switzerland.

The Company's accounts are included in the consolidated accounts established by Compagnie Financière Richemont SA. These consolidated accounts can be obtained at the registered office of that company at 8 Boulevard James Fazy, 1201 Geneva, Switzerland.

Note 2 – Investments

These comprise investments in subsidiary companies, which are stated at cost.

Note 3 – Loans to and from Group companies

The loans to and from Group companies are principally interest free and are repayable on demand.

Note 4 – Share capital

	2006 € m	2005 € m
Issued and fully paid		
1 914 000 shares of no par value	215.0	215.0

Note 5 – Participation reserve

	2006 € m	2005 € m
Reserve established in respect of 574 200 000 participation certificates with no par value	645.0	645.0

The Company has set aside a participation reserve amounting to € 645.0 million and issued, in respect of this reserve, 522 000 000 (2005: 522 000 000) bearer participation certificates with no par value and 52 200 000 (2005: 52 200 000) registered participation certificates with no par value. Bearer and registered participation certificates have identical rights.

Note 6 – Legal reserve

The legal reserve amounting to € 21.5 million (2005: € 21.5 million) is not available for distribution.

Note 7 – General reserve

The general reserve amounting to € 427.0 million (2005: € 427.0 million) is available for distribution subject to the approval of the shareholders.

Note 8 – Reserve for own participation certificates

The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

The Group did not purchase any 'A' units in the open market or from executives in 2006 or 2005.

During the year 5 793 352 'A' units (2005: 4 318 652 'A' units) were sold to executives of the Group under the Group's stock option plan.

At 31 March 2006, following these transactions, the Group held 18 175 256 Richemont 'A' units (2005: 23 968 608 Richemont 'A' units) with a cost of € 407.9 million. The reserve for own participation certificates of € 305.9 million represents 75 per cent of this amount. The remaining 25 per cent is recorded in the balance sheet of Compagnie Financière Richemont SA.

A Richemont 'A' unit is composed of one 'A' bearer share issued by Compagnie Financière Richemont SA and one participation certificate issued by the Company. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by Compagnie Financière Richemont SA and 75 per cent to the participation certificate issued by the Company. In terms of the reserve for own participation certificates established in respect of the units purchased, an amount of € 113.8 million, being 75 per cent of the cost of units sold to Group executives during the year, has been transferred out of the reserve for own participation certificates (2005: € 22.9 million). The remaining 25 per cent of the cost of units sold has been transferred out of a reserve for own shares in the balance sheet of Compagnie Financière Richemont SA.

During the year the Group sold call options to acquire 1 000 000 'A' units and purchased call options to acquire 1 706 974 'A' units (2005: The Group purchased call options to acquire 4 000 000 'A' units) in order to hedge obligations under the Group's stock option plan. No part of these option contracts was exercised in 2006 or 2005.

RICHEMONT SA
NOTES TO THE FINANCIAL STATEMENTS
AT 31 MARCH 2006

Note 9 – Retained earnings

	2006 € m	2005 € m
Balance at 1 April of prior year retained earnings before appropriation	1 188.2	514.9
Dividend paid on share capital	(181.6)	(74.4)
Dividend paid on participation reserve	(551.2)	(229.7)
Balance at 1 April, after appropriation	455.4	210.8
Net transfer from reserve for own participation certificates	113.8	22.9
Net profit for the year	1 162.9	954.5
Balance at 31 March	1 732.1	1 188.2

The retained earnings at 31 March are stated before the proposed appropriation as set out on the next page.

Note 10 – Contingent liabilities

At 31 March 2006 the Company had given guarantees totalling € 76.7 million (2005: € 78.2 million) to cover obligations of various Group companies amounting to € 21.8 million (2005: € 28.3 million). The Company does not foresee any liability arising under these guarantees and, therefore, no provision has been made.

The directors believe that there are no other contingent liabilities.

RICHEMONT SA

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE APPROPRIATION OF RETAINED EARNINGS

AT 31 MARCH 2006

	€ m
Available retained earnings	
1 April 2005, after appropriation	455.4
Net transfer from reserve for own participation certificates	113.8
Net profit for the year	1 162.9
	1 732.1
Proposed appropriation	
Dividend payable on share capital	198.8
Dividend payable on participation reserve	602.9
Balance to be carried forward	930.4
	1 732.1

The proposed dividend on the share capital will be payable to Compagnie Financière Richemont SA, Geneva.

The proposed dividend on the participation reserve amounts to an ordinary dividend of € 0.55 per participation certificate and a special dividend of € 0.50 per participation certificate. It will be payable to Richemont unitholders on 18 September 2006 in respect of coupon number 7, free of charges and with no withholding tax deduction at the banks designated as paying agents.

The Board of Directors
Luxembourg, 6 June 2006

RICHEMONT SA
SOCIÉTÉ ANONYME HOLDING
REPORT OF THE STATUTORY AUDITORS

To the Shareholders of
Richemont SA, Luxembourg

We have audited the accompanying annual accounts of Richemont SA, société anonyme holding, for the year ended 31 March 2006. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Richemont SA, société anonyme holding, as of 31 March 2006 and of the results of its operations for the year then ended.

PricewaterhouseCoopers Sàrl
Réviseur d'Entreprises
represented by Luc Henzig
Luxembourg, 7 June 2006

FIVE YEAR RECORD

INCOME STATEMENT

	SWISS GAAP ARR			IFRS	
	2002 € m	2003 € m	2004 € m	2005 € m	2006 € m
Sales	3 860	3 651	3 375	3 671	4 308
Cost of sales	(1 382)	(1 367)	(1 283)	(1 415)	(1 588)
Gross profit	2 478	2 284	2 092	2 256	2 720
Net operating expenses	(1 996)	(2 025)	(1 796)	(1 771)	(2 007)
Operating profit	482	259	296	485	713
Finance (costs)/income	(46)	(56)	6	(48)	5
Profit before taxation	436	203	302	437	718
Taxation	(107)	(50)	(64)	(97)	(130)
Profit after taxation	329	153	238	340	588
Minority interests	2	3	–	(2)	(2)
Net profit of the parent and its subsidiaries	331	156	238	338	586
Share of results of associated undertaking – BAT	495	486	422	493	544
Attributable net profit – underlying basis	826	642	660	831	1 130
Gross profit margin	64.2%	62.6%	62.0%	61.5%	63.1%
Operating profit margin	12.5%	7.1%	8.8%	13.2%	16.6%
Effective taxation rate	24.5%	24.6%	21.2%	22.2%	18.1%

Basis of preparation

The income statement is presented on an underlying basis. Under Swiss GAAP ARR, the underlying basis excludes the effect of exceptional items and goodwill amortisation. Under IFRS, the underlying basis excludes the effect of disposal gains, restructuring charges and similar items identified in the financial review. A reconciliation to the results presented on a reported basis is given on page 125.

ANALYSIS OF SALES

	SWISS GAAP ARR			IFRS	
	2002 € m	2003 € m	2004 € m	2005 € m	2006 € m
Sales by product line					
Jewellery	877	837	789	844	1 011
Watches	1 794	1 705	1 560	1 750	2 053
Writing instruments	285	277	273	297	326
Leather goods	303	270	240	258	353
Clothing and other	601	562	513	522	565
	3 860	3 651	3 375	3 671	4 308
Sales by geographic region					
Europe	1 710	1 558	1 458	1 580	1 811
Japan	744	705	625	639	723
Asia-Pacific	710	695	637	755	899
Americas	696	693	655	697	875
	3 860	3 651	3 375	3 671	4 308
Sales by distribution channel					
Retail	1 590	1 496	1 392	1 509	1 762
Wholesale	2 270	2 155	1 983	2 162	2 546
	3 860	3 651	3 375	3 671	4 308

CONSOLIDATED INCOME STATEMENT

	SWISS GAAP ARR			IFRS	
	2002 € m	2003 € m	2004 € m	2005 € m	2006 € m
Reconciliation of attributable net profit					
As reported	608	728	320	1 212	1 094
Goodwill amortisation	200	186	196	–	–
Share of BAT exceptional items	18	–	144	(305)	58
Gain arising on BAT preference shares	–	(301)	–	–	–
Write down of Hanover Direct preference shares	–	29	–	–	–
Gain on partial disposal of share of BAT	–	–	–	(76)	–
Net disposal gains reported in subsidiaries	–	–	–	–	(22)
On an underlying basis	826	642	660	831	1 130

PER UNIT INFORMATION

	SWISS GAAP ARR			IFRS	
	2002*	2003	2004	2005	2006
Earnings per unit as reported					
– basic	€ 1.089	€ 1.309	€ 0.582	€ 2.212	€ 1.978
– fully diluted	€ 1.089	€ 1.307	€ 0.578	€ 2.185	€ 1.951
Earnings per unit on an underlying basis					
– basic	€ 1.479	€ 1.155	€ 1.200	€ 1.517	€ 2.043
– fully diluted	€ 1.479	€ 1.153	€ 1.193	€ 1.498	€ 2.015
Dividend per unit	€ 0.320	€ 0.320	€ 0.400	€ 0.500	€ 0.600
Special dividend per unit	–	–	–	€ 0.500	€ 0.500

	2002*	2003	2004	2005	2006
Closing market price					
Highest price	CHF 47.45	CHF 41.25	CHF 34.60	CHF 38.40	CHF 63.20
Lowest price	CHF 26.01	CHF 18.45	CHF 17.70	CHF 29.95	CHF 35.30

* After 100:1 share split during the year

CASH FLOW FROM OPERATIONS

	SWISS GAAP ARR			IFRS	
	2002 € m	2003 € m	2004 € m	2005 € m	**2006 € m**
Operating profit	482	259	296	561	**741**
Depreciation and amortisation	133	150	145	145	**134**
Earnings before interest, tax, depreciation and amortisation (EBITDA)	615	409	441	706	**875**
Other non-cash items	46	78	6	(88)	**25**
(Increase)/decrease in working capital	(375)	69	114	(137)	**(126)**
Cash inflow from operating activities	286	556	561	481	**774**
Capital expenditure – net	(308)	(180)	(118)	(127)	**(189)**
Net cash inflow/(outflow) from operating activities	(22)	376	443	354	**585**

EXCHANGE RATES

	2002	2003	2004	2005	**2006**
Average rates					
€ : US$	0.8848	0.9947	1.1754	1.2589	**1.2176**
€ : Yen	110.64	121.03	132.63	135.18	**137.70**
€ : CHF	1.4960	1.4651	1.5459	1.5392	**1.5508**
€ : £	0.6176	0.6429	0.6950	0.6821	**0.6821**

STATUTORY INFORMATION

COMPAGNIE FINANCIÈRE RICHEMONT SA

Registered office: 8 boulevard James-Fazy
1201 Geneva
Switzerland

At the Annual General Meeting to be held in September 2006, shareholders will be asked to approve the relocation of the registered office to:

50 chemin de la Chênaie
1293 Bellevue Geneva
Switzerland
Tel: +41 (0) 22 721 3500
Fax: +41 (0) 22 721 3550

Auditors: PricewaterhouseCoopers SA
50 avenue Giuseppe-Motta
1202 Geneva
Switzerland

RICHEMONT SA

Registered office: 35 boulevard Prince Henri
L 1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Auditors: PricewaterhouseCoopers Sàrl
400 route d'Esch
L 1471 Luxembourg

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, to form Richemont units. Richemont units are listed on the SWX Swiss Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX') and are included in the Swiss Market Index ('SMI') of leading stocks. The ISIN of Richemont 'A' units is CH0012731458 and the Swiss 'Valorennummer' is 1273145. South African depository receipts in respect of Richemont units are traded on the Johannesburg Stock Exchange operated by JSE Limited (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

Internet: www.richemont.com
investor.relations@richemont.com
secretariat@richemont.com

NOTICE OF MEETING

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be held at 10.00 am at the Company's headquarters, 50 chemin de la Chênaie, 1293 Bellevue, Geneva on Thursday, 14 September 2006.

AGENDA

1. Business Report

The Board of Directors proposes that the General Meeting, having taken note of the reports of the auditors, approve the consolidated financial statements of the Group, the financial statements of the Company and the directors' report for the business year ended 31 March 2006.

2. Appropriation of profits

At 31 March 2006, the retained earnings available for distribution amounted to CHF 797 113 077. The Board of Directors proposes that a dividend of € 0.05 be paid per Richemont unit. This is equivalent to € 0.05 per 'A' bearer share in the Company and € 0.005 per 'B' registered share in the Company. In euro terms this represents a total dividend payable of € 28 710 000. The Swiss franc equivalent of this amount will be calculated using the euro/Swiss franc exchange rate prevailing at the date of the Annual General Meeting. The Board of Directors proposes that the remaining available retained earnings of the Company at 31 March 2006 after payment of the dividend be carried forward to the following business year.

3. Discharge of the Board of Directors

The Board of Directors proposes that its members be discharged from their obligations in respect of the business year ended 31 March 2006.

4. Relocation of the Company's registered office

The Board of Directors proposes that the registered office of the Company be relocated from 8 boulevard James-Fazy, 1201 Geneva to 50 chemin de la Chênaie, 1293 Bellevue, Geneva.

5. Election of the Board of Directors

The Board of Directors proposes that the following members be re-elected to serve for a further term of one year: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof. Jürgen Schrempp and Martha Wikstrom. The Board further proposes that Mr Ruggero Magnoni and Mr Jan Rupert be elected to the Board.

6. Election of the Auditors

The Board of Directors proposes that PricewaterhouseCoopers be re-appointed for a further term of one year as auditors of the consolidated financial statements of the Group and of the financial statements of the Company.

The financial statements of the Group and of the Company along with the related reports of the auditors together with the directors' report for the year ended 31 March 2006 will be available for inspection at the registered office of the Company from 21 August 2006 onwards. A copy of the financial statements, reports of the auditors and the directors' report, which are contained in the Richemont Annual Report 2006, will be sent to shareholders upon request.

Cards for admission to the Annual General Meeting together with voting forms should be obtained by holders of bearer shares, upon deposit of their share certificates, from any branch of the following banks up to 8 September 2006: UBS AG, Lombard Odier Darier Hentsch & Cie, Bank J Vontobel & Co AG and Pictet & Cie. Admission cards will not be issued by the Company itself.

Deposited shares will be blocked until the close of the meeting. No admission cards will be issued on the day of the meeting itself.

A shareholder may appoint a proxy, who need not be a shareholder, as his or her representative at the meeting. Forms of proxy are provided on the reverse of the admission cards. In accordance with Swiss law, each shareholder may be represented at the meeting by the Company, by a bank or similar institution or by Mr Georges Fournier, Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH 1205 Geneva, as independent representative of the shareholders. Unless proxies include explicit instructions to the contrary, voting rights will be exercised in support of the proposals of the Board of Directors. Proxy voting instructions must be received by the Company or the independent representative by Friday, 8 September 2006.

The meeting will be held in English with a simultaneous translation into French.

Depository agents, as defined in Article 689d of the Swiss Company Law, are requested to indicate to the Company, as soon as possible and in any event to the admission control prior to the commencement of the meeting, the number and par value of the shares they represent together with the reference numbers of the relevant admission cards. Institutions subject to the Swiss Federal Act on Banks and Savings Banks of 8 November 1934 and professional fund managers and trustees may be considered as depository agents.

For the Board of Directors:

Johann Rupert
EXECUTIVE CHAIRMAN

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER